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Exhibit 99.3

MAGNA ENTERTAINMENT CORP.
as Borrower

 — and —

THE GUARANTORS SET FORTH
ON THE SIGNATURE PAGES HEREOF
as Guarantors

 — and —

MID ISLANDI SF., ACTING
THROUGH ITS ZUG BRANCH
as Lender

BRIDGE LOAN AGREEMENT

Dated as of July 22, 2005

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

1.1	Definitions	4
1.2	Gender and Number	26
1.3	Certificate of the Lender as to Rates, etc.	26
1.4	Invalidity, etc.	26
1.5	Headings, etc.	27
1.6	Governing Law	27
1.7	Attornment	27
1.8	Judgment Currency	27
1.9	References	27
1.10	Currency	28
1.11	This Agreement to Govern	28
1.12	Generally Accepted Accounting Principles	28
1.13	Computation of Time Periods	28
1.14	Actions on Days Other Than Banking Days	28
1.15	Oral Instructions	28
1.16	Incorporation of Schedules	29

ARTICLE 2
BRIDGE LOAN

2.1	Establishment of Bridge Loan	29
2.2	Non-Revolving Nature of Bridge Loan	30
2.3	Voluntary Repayments	30
2.4	Mandatory Repayment	30
2.5	Voluntary Reduction in Aggregate Commitment	31

ARTICLE 3
GENERAL PROVISIONS RELATING TO THE BRIDGE LOAN

3.1	Advances	31
3.2	Payments Generally	32
3.3	Illegality	32
3.4	Indemnity	32
3.5	Proceedings in Respect of Claims	33
3.6	Evidence of Indebtedness	35

ARTICLE 4
ADDITIONAL CONDITIONS PRECEDENT TO ADVANCES
UNDER TRANCHE 2 AND TRANCHE 3

4.1	Tranche 2 Conditions	35
4.2	Tranche 3 Conditions	36

ARTICLE 5
INTEREST AND FEES

5.1	Interest Rate	37
5.2	Calculation and Payment of Interest	39
5.3	Fees	40
5.4	Payment of Costs and Expenses	40

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties	41
6.2	Survival of Representations and Warranties	55

ARTICLE 7
COVENANTS

7.1	Affirmative Covenants	55
7.2	Negative Covenants	66
7.3	Environmental Matters	71
7.4	The Meadows	72

ARTICLE 8
CONDITIONS PRECEDENT

8.1	Conditions Precedent to Closing	73
8.2	Conditions Precedent to Advances	82

ARTICLE 9
EVENTS OF DEFAULT AND REMEDIES

9.1	Events of Default	83
9.2	Remedies Upon Default	86
9.3	Distributions	87

2

ARTICLE 10
GENERAL

10.1	Reliance and Non-Merger	87
10.2	Confidentiality	87
10.3	No Set-Off	88
10.4	Employment of Experts	88
10.5	Reliance by Lender	88
10.6	Notices	88
10.7	Further Assurances	92
10.8	Assignment	92
10.9	Disclosure of Information to Potential Permitted Lender Assignees	93
10.10	Right to Cure	93
10.11	Forbearance by the Lender Not a Waiver	93
10.12	Waiver of Statute of Limitations and Other Defenses	93
10.13	Relationship	93
10.14	Time of Essence	94
10.15	Service of Process/Venue	94
10.16	Jury Trial Waiver	94
10.17	Final Agreement/Modification	94
10.18	Continuing Agreement	95
10.19	No Third Party Beneficiaries	95
10.20	No Brokers	95
10.21	Execution in Counterparts	95
10.22	Contribution by Guarantors with Respect to Obligations.	95
10.23	Successors and Assigns Bound; Joint and Several Liability; Agents; and Captions	96
10.24	Loss of Borrower Note	96
10.25	Acknowledgment	97
10.26	Certain Provisions relating to The Meadows Guarantors	97

SCHEDULE A — Borrowing Notice

SCHEDULE B — Form of Interest Rate Election

SCHEDULE C — Properties and Prior Mortgages

SCHEDULE D — Environmental Reports

3

LOAN AGREEMENT

        THIS AGREEMENT made as of the 22nd day of July, 2005.

BETWEEN:

  MAGNA ENTERTAINMENT CORP.,
  a corporation incorporated under the laws of the
  State of Delaware

  (hereinafter called the "Borrower"),

OF THE FIRST PART,

— and —

  MID ISLANDI SF.,
  a partnership formed under the laws of Iceland,
  acting through its Zug branch

  (hereinafter called the "Lender"),

OF THE SECOND PART,

— and —

  MEC PENNSYLVANIA RACING, INC.,
  a corporation incorporated under the laws of the
  Commonwealth of Pennsylvania

— and —

  WASHINGTON TROTTING ASSOCIATION, INC.,
  a corporation incorporated under the laws of the
  State of Delaware

— and —

  MOUNTAIN LAUREL RACING, INC.,
  a corporation incorporated under the laws of the
  State of Delaware

  (hereinafter collectively called "The Meadows Guarantors"),

OF THE THIRD PART,

— and —

  PACIFIC RACING ASSOCIATION,
  a corporation incorporated under the laws of the
  State of California

— and —

  MEC LAND HOLDINGS (CALIFORNIA) INC.,
  a corporation incorporated under the laws of the
  State of California

  (hereinafter collectively called the "Golden Gate Fields Guarantors"),

OF THE FOURTH PART,

— and —

  THE SANTA ANITA COMPANIES, INC.,
  a corporation incorporated under the laws of the
  State of Delaware

— and —

  LOS ANGELES TURF CLUB, INCORPORATED,
  a corporation incorporated under the laws of the
  State of California

  (hereinafter collectively called the "Santa Anita Guarantors"),

OF THE FIFTH PART,

— and —

  GULFSTREAM PARK RACING ASSOCIATION, INC.
  a corporation incorporated under the laws of the
  State of Florida

  (hereinafter called the "Gulfstream Guarantor"),

OF THE SIXTH PART,

— and —

  GPRA THOROUGHBRED TRAINING CENTER INC.,
  a corporation incorporated under the laws of the
  State of Delaware

  (hereinafter called the "Palm Meadows Training Guarantor"),

OF THE SEVENTH PART,

— and —

  SLRD THOROUGHBRED TRAINING CENTER, INC.,
  a corporation incorporated under the laws of the
  State of Delaware

  (hereinafter called the "San Luis Rey Downs Guarantor"),

OF THE EIGHTH PART,

— and —

  MEC DIXON, INC.,
  a corporation incorporated under the laws of the
  State of Delaware

  (hereinafter called the "Dixon Guarantor"),

OF THE NINTH PART,

— and —

  SUNSHINE MEADOWS RACING INC.
  a corporation incorporated under the laws of the
  State of Delaware

  (hereinafter called the "Ocala Guarantor" and together
  with The Meadows Guarantors, the Golden Gate Fields Guarantors,
  the Santa Anita Guarantors, the Gulfstream Guarantor,
  the Palm Meadows Training Guarantor, the San Luis Rey Downs Guarantor and
  the Dixon Guarantor, collectively, the "  Guarantors"
  and each individually a "  Guarantor"),

OF THE TENTH PART.

        NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained, and in reliance on the individual creditworthiness of the Borrower and each of the Guarantors based on the representations, warranties and covenants of the Borrower and each of the Guarantors contained herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1   Definitions

        For the purposes of this Agreement:

"Acquisition" means any transaction or series of transactions by which the Borrower or any of its Subsidiaries, directly or indirectly, by means of a take-over bid, tender offer, amalgamation, merger, purchase of assets, purchase of shares or otherwise (a) acquires any ongoing business or all or substantially all of the assets of any Person engaged in any ongoing business, (b) acquires beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of securities of a Person engaged in any ongoing business representing more than 10% of the ordinary voting power for the election of directors or other governing position if the business and affairs of such Person are managed by a board of directors or other governing body, or (c) acquires beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of more than 10% of the ownership interest in any Person engaged in any ongoing business that is not managed by a board of directors or other governing body;

"Advance" means any utilization of the Bridge Loan Facility by the Borrower;

"Affiliate" means, in respect of any Person, any other Person which, directly or indirectly, controls or is controlled by or is under common control with such Person; and for the purpose of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") means the power to direct, or cause to be directed, the management and policies of a Person whether through the ownership of voting shares, by contract or otherwise, but for greater certainty excluding therefrom the Lender and its Subsidiaries other than MEC and its Subsidiaries;

"Agreement" means this agreement and the Disclosure Schedule and all schedules attached to this agreement or to the Disclosure Schedule, in each case as they may be amended or supplemented from time to time; the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement as a whole (including the Disclosure Schedule) and not to any particular article, Section, schedule or other portion hereof, and the expressions "article" and "Section" followed by a number or by a number and letter, and "Schedule" followed by a letter, mean and refer to the specified article or Section of or schedule to this Agreement, as applicable, except as otherwise specifically provided herein;

"Allocable Amount" has the meaning ascribed thereto in Section 10.22;

"Amtote" has the meaning ascribed thereto in Section 7.2(f);

"Applicable Law" means, in respect of any Person, property, transaction or event, all applicable laws, statutes, rules, by-laws and regulations, and all applicable official directives, orders, judgments and decrees of Governmental Bodies but solely to the extent they have the force of law (and, in the case of Section 3.3 only, whether or not having the force of law but otherwise binding on such Person or such Person's property);

"Audited and Unaudited Financial Statements" means the audited consolidated financial statements of the Borrower for the Fiscal Year ended December 31, 2004 and the unaudited consolidated financial statements of the Borrower for the Fiscal Quarter ended March 31, 2005;

"Banking Day" means a day on which banks are generally open for business in each of Toronto, Ontario, New York, New York, Miami, Florida, Los Angeles, California, Philadelphia, Pennsylvania and/or Chicago, Illinois, and with respect to notices, determinations or payments of Fixed Rate Advances to which LIBOR applies, London, England;

"Base Rate" means, for any day, the annual rate of interest equal to the greater of (i) the rate which Bank of Montreal establishes at its principal office in Chicago, Illinois as the reference rate of interest in order to determine interest rates it will charge on such day for commercial loans in U.S. dollars made to its customers in the United States of America and which it refers to as its "Base Rate", and (ii) the Federal Funds Effective Rate on such day plus 1% per annum, such rate to be adjusted automatically and without the necessity of any notice to the Borrower upon each change to such rate;

"Blocked Persons List" has the meaning ascribed thereto in Section 6.1(cc);

"BMO" means Bank of Montreal, and its successors and assigns under the BMO Credit Agreement;

"BMO Credit Agreement" means the amended and restated credit agreement made as of July 22, 2005 among the Borrower, as borrower, BMO, as agent and lender, and others, as the same may be amended and restated from time to time, provided that the principal amount outstanding at any time under the BMO Credit Agreement as so amended or restated shall not exceed $50,000,000, and includes any renewal or refinancing of any such agreement or the indebtedness owing thereunder provided that the principal amount of such renewed or refinanced indebtedness does not exceed $50,000,000 and security therefor is not increased thereby;

"BMO Intercreditor Agreement" means the intercreditor agreement made as of even date herewith between the Lender, the Borrower and Bank of Montreal, as the same may be amended or restated from time to time;

"Borrower" means Magna Entertainment Corp., a corporation existing under the laws of Delaware, and its successors and permitted assigns;

"Borrower General Security Agreement" has the meaning ascribed thereto in Section 8.1(h)(ii);

"Borrower's and Guarantors' California Agent" means the Newport Beach office of Sherry Meyerhoff Hanson & Crance LLP, or such other firm or firms of solicitors or agents in the State of California as are appointed by the Borrower from time to time and notice of which is provided to the Lender;

"Borrower's and Guarantors' Counsel" means Osler Hoskin Harcourt LLP, or such other firm or firms of solicitors or counsel as are appointed by the Borrower from time to time and notice of which is provided to the Lender;

"Borrower's and Guarantors' Florida Agent" means the Miami office of Akerman Senterfitt, or such other firm or firms of solicitors or agents in the State of Florida as are appointed by the Borrower from time to time and notice of which is provided to the Lender;

"Borrower's and Guarantors' Local Agents" means, collectively the Borrower's and Guarantor's California Agent, the Borrower's and Guarantor's Florida Agent, Borrower's and Guarantor's Oklahoma Agent, and the Borrower's and Guarantor's Pennsylvania Agent;

"Borrower's and Guarantors' New York and Delaware Agent" means the New York office of O'Melveny & Myers LLP, or such other firm or firms of solicitors or agents in the State of New York as are appointed by the Borrower from time to time and notice of which is provided to the Lender;

"Borrower's and Guarantors' Oklahoma Agent" means the Oklahoma City office of Crowe & Dunlevy, or such other firm or firms of solicitors or agents in the State of Oklahoma as are appointed by the Borrower from time to time and notice of which is provided to the Lender;

"Borrower's and Guarantors' Pennsylvania Agent" means the Pittsburg office of Eckert Seamans Cherin & Mellott, LLC, or such other firm or firms of solicitors or agents in the Commonwealth of Pennsylvania as are appointed by the Borrower from time to time and notice of which is provided to the Lender;

"Borrower Incorporation Documents" has the meaning ascribed thereto in Section 6.1(i);

"Borrower Note" has the meaning ascribed thereto in Section 8.1(h)(i);

"Borrower Recapitalization Plan" means the plan approved and adopted by the Borrower's board of directors to recapitalize the Borrower and its Subsidiaries and to revise the business plan for the Borrower and its Subsidiaries, and which shall be in form, scope and terms satisfactory to the Lender in its sole and absolute discretion;

"Borrowing Date" means any Banking Day on which an Advance is made, or is to be made, in accordance with a request of the Borrower;

"Borrowing Notice" means a notice substantially in the form of Schedule A;

"Bridge Loan" means the secured non-revolving Bridge Loan made available to the Borrower by the Lender pursuant to Section 2.1;

"Capital Expenditures" means, for any period, for any Person those expenditures made in connection with the purchase, lease, license, acquisition, erection, development, improvement, maintenance or construction of property of or by such Person (including any such property acquired pursuant to a Capital Lease Obligation) or any other expenditures, in all cases, which in accordance with GAAP are classified as capital expenditures;

"Capital Lease Obligations" means the obligations of the Borrower or any Subsidiary to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real or personal property, which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP and, for purposes of this Agreement, the amount of such obligations shall in each case be the capitalized amount thereof, determined in accordance with GAAP;

"Cash Equivalents" means short-term issued guaranteed deposits or certificates of deposit with recognized financial institutions, bonds or similar obligations carrying the full faith and credit of the United States of America or any state thereof or any agency or instrumentality of any of the foregoing unconditionally backed by such credit and other similar investments acceptable to the Lender in its sole discretion;

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, including the rules and regulations promulgated thereunder, as the same may be amended from time to time;

"Claim" has the meaning ascribed thereto in Section 3.4(a);

"Closing Arrangement Fee" has the meaning ascribed thereto in Section 5.3(b);

"Closing Date" means the date on which this Agreement is executed and delivered by the parties hereto;

"Collateral" means, collectively, all of the undertaking, property and assets of the Borrower and the Guarantors subject to the Security, or intended to be subject to the Security;

"Combined" means, in relation to any financial results or financial statements of a group of entities, the combined financial results or financial statements of such group of entities (including their respective subsidiaries), calculated and prepared in accordance with GAAP;

"Company" means, collectively, the Borrower and all of its Subsidiaries;

"Commitment Fee" has the meaning ascribed thereto in Section 5.3(a);

"Commitment Fee Payment Date" has the meaning ascribed thereto in Section 5.3(a);

"Compliance Certificate" has the meaning ascribed thereto in Section 7.1(l)(i);

"Contingent Liabilities", at any time, means the amount of all indebtedness and liabilities, contingent or otherwise, of any other Person at such time,

  (i)
  guaranteed, directly or indirectly, in any manner by the Borrower or any Subsidiary including, without limitation, (A) by procuring the issue of letters of credit or other similar instruments for the benefit of that other Person, (B) by endorsement of bills of exchange (otherwise than for collection or deposit in the ordinary course of business), or (C) by the other Person assigning debts of the Borrower or any Subsidiary (whether or not represented by an instrument) with recourse to the Borrower or any Subsidiary;

  (ii)
  in effect guaranteed, directly or indirectly, by the Borrower or any Subsidiary through an agreement, contingent or otherwise:

  (A)
  to purchase such indebtedness or liabilities or to advance or supply funds for the payment or purchase of such indebtedness or liabilities;

  (B)
  to purchase, sell or lease (as lessee or lessor) property, products, materials or supplies or to purchase or sell services in circumstances where the primary purpose of such agreement was to provide funds to the debtor to enable the debtor to make payment of such indebtedness or liabilities or to provide goods or services to the debtor to enable it to satisfy other liabilities, regardless of the delivery or non-delivery of the property, products, materials or supplies or the provision or non-provision of the services, including take or pay or throughput agreements; or

  (C)
  to make any loan, advance, capital contribution to or other investment in the other Person for the purpose of assuring a minimum equity, asset base, working capital or other balance sheet condition at any date or to provide funds for the payment of any liability, dividend or return of capital; or

  (iii)
  secured by any Lien upon property owned by the Borrower or any Subsidiary, even though neither the Borrower nor any Subsidiary has assumed or become liable for the payment of such indebtedness or liabilities, provided that, if neither the Borrower nor any Subsidiary has assumed or become liable for such assumption, such indebtedness shall be deemed to be an amount equal to the lesser of (A) the amount of such indebtedness and liabilities and (B) the book value of such property.

  For purposes hereof, a Person shall not be deemed to have a Contingent Liability if it is the co-maker of the primary obligation and shall have one Contingent Liability if it has guaranteed the obligations of more than one primary obligor with respect to the same primary obligation;

"Core Line of Business" means the ownership or operation of racetracks and pari-mutuel wagering activities, as described in the Form 10-K filed by the Borrower for the year ended December 31, 2004, and including (i) thoroughbred and harness horse racing, (ii) dog racing, (iii) off-track betting facilities, (iv) account wagering and other gaming activities including, without limitation, slot machine and video lottery terminals, (v) a racetrack and casino complex in Austria, (vi) any food and beverage operations, sports bar operations, technology services, entertainment, the ownership and management of real estate and/or other activities, associated with or ancillary or related to (i), (ii), (iii), (iv) and/or (v), above, including the ownership or operation of horse or dog training and boarding centres, arenas and restaurants, and (vii) the ownership and operation of two golf courses, one of which is located in Aurora, Ontario and the second of which is located in Oberwaltersdorf, Austria, and all operations related thereto;

"Default" means any event which, but for the lapse of time, giving of notice or both, would constitute an Event of Default and, for greater certainty, includes for purposes of this Agreement, any event relating to Subordinated Debt which would, but for the lapse of time, giving of notice or both, enable the holders of Subordinated Debt to accelerate the maturity of the Subordinated Debt;

"Disclosure Schedule" means the disclosure schedule as of the Closing Date prepared and executed by the Borrower;

"Dixon Guarantee and Indemnity" has the meaning ascribed thereto in Section 8.1(h)(xxxiv);

"Dixon Guarantee Fee" has the meaning ascribed thereto in Section 8.1(h)(xxxiv);

"Dixon Property" means the lands and premises designated as the Dixon Property in Schedule C hereto;

"EBITDA" means, for any Person in any period, Net Income of such Person for such period:

  (a)
  increased by the sum of (without duplication) (i) income tax expense for such period, (ii) interest expense for such period, (iii) depreciation and amortization expense for such period, (iv) non-cash losses incurred during such period, in each case to the extent such amounts were included in the calculation of Net Income of such Person for such period;

  (b)
  decreased by all cash payments during such period relating to losses that were added back to Net Income of such Person under clause (a)(iv) above in determining EBITDA in any prior period; and

  (c)
  decreased by such net gains from sales of real estate held for sale or development and excess racetrack lands which were included in the calculation of Net Income of such Person for such period;

"Environment" means soil, land, surface and subsurface strata, surface waters, groundwaters, drinking water supply, stream sediments, ambient air (including air in buildings, natural or man-made structures), all layers of the atmosphere, all inorganic and organic matter and living organisms (including humans), all natural resources and the interacting natural systems that include the foregoing listed components;

"Environmental Consent" means any consent, approval, permit, licence, order, filing, authorization, exemption, registration, ratification, permission, waiver, reporting or notice requirement and any other related agreement or communications whatsoever issued, granted or given or otherwise made available by or under the authority of any Governmental Authority regarding environmental matters or under any Environmental Law;

"Environmental Damages" means all claims, judgments, damages, losses, penalties, liabilities (including strict liability), fines, charges, costs and expenses, including costs of investigation, remediation, defense, settlement and reasonable attorneys' fees and expenses and reasonable consultants' fees, that are incurred at any time as a result of the existence of any Hazardous Materials at, on, upon, about or beneath any of the Properties or migrating or threatening to migrate to or from any such real property, or arising from any investigation, proceeding or remediation of any location at which the Borrower and/or any Guarantor, any predecessor in title or any employees, agents, contractors or subcontractors of the Borrower and/or any Guarantor or any predecessor in title, or any third persons at any time occupying or present on any of the Properties, are alleged to have directly or indirectly disposed of Hazardous Materials or arising in any manner whatsoever in violation of Environmental Laws;

"Environmental Disclosure" means the text of the Environmental Reports, in each case including the attachments thereto but excluding the underlying documents referred to in the Environmental Reports;

"Environmental Laws" means any Applicable Law that requires or relates to:

  (i)
  notifying appropriate authorities, employees or the public of the presence of or intended or actual Releases of Hazardous Materials or violations of discharge limits or other prohibitions or of the commencement of activities, such as resource extraction or construction, that could have an impact on the Environment;

  (ii)
  preventing or reducing to acceptable levels the presence of or Release of Hazardous Materials in or into the Environment;

  (iii)
  reducing the quantities, preventing the Release or minimizing the hazardous characteristics of wastes that are generated;

  (iv)
  protecting the Environment, including regulating, limiting or restricting Releases of Hazardous Materials and protecting resources, species, or visual or ecological amenities;

  (v)
  the transportation, use and disposal of Hazardous Materials or other potentially harmful substances;

  (vi)
  remediating Hazardous Materials that have been Released or are in the Environment, preventing the Threat of Release or paying the costs of such remediation; or

  (vii)
  making responsible Persons or polluting Persons pay private parties or third parties, or groups of them, for damages done to their health or the Environment or permitting representatives of the public to recover for injuries done to public assets or to obtain any other remedies whatsoever;

        and includes all Environmental Consents;

"Environmental or Safety Liability" means any Loss arising from, under, or in connection with any of the following:

  (i)
  any environmental or safety matter or condition (including the presence, use, generation, manufacture, disposal or transport of Hazardous Materials, on-site or off-site contamination, safety or health matters, noise, odour, nuisance or the regulation of any Hazardous Material);

  (ii)
  responsibility, financial or otherwise, under any Environmental Law or Safety Law for clean-up costs or corrective action, including any clean-up, removal, containment, monitoring or other remediation or response actions required by any Environmental Law or Safety Law (whether or not such actions have been required or requested by any Governmental Authority or any other Person) and for any natural resource damages; or

  (iii)
  any other compliance, corrective, remedial or other measure or cost required or lawfully imposed under any Environmental Law or Safety Law;

"Environmental Reports" has the meaning ascribed thereto in Section 7.1(p);

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended;

  "ERISA Affiliate" means (1) any corporation which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) as the Borrower; (2) any trade or business (whether or not incorporated) which is under common control (within the meaning of Section 414(c) of the Internal Revenue Code) with the Borrower; and (3) a member of the same affiliated service group (within the meaning of Section 414(m) of the Internal Revenue Code) as the Borrower, any corporation described in clause (1) above or any trade or business described in clause (2) above; or (4) any other Person which is required to be aggregated with the Borrower pursuant to regulations promulgated under Section 414(o) of the Internal Revenue Code;

  "ESA" has the meaning ascribed thereto in Section 7.1(p);

  "Event of Default" has the meaning attributed to such term in Section 9.1;

  "Excluded Taxes" means, in relation to the Lender, (a) those Taxes which are imposed or levied on or measured by or determined by reference to the overall net income, profits, gross receipts, net worth or capital of the Lender or any of its branches, and all franchise taxes, taxes on doing business or taxes measured by capital or net worth imposed on the Lender or any of its applicable branches pursuant to the laws of the jurisdiction in which the Lender is organized or resident or in which the Lender's principal office or applicable branch is located, and (b) without limiting the generality of the foregoing, all franchise taxes, taxes on doing business or taxes measured by net income, capital, profits, gross receipts or net worth imposed on the Lender or any of its branches, whether collected by withholding or otherwise, as a result of the Lender (i) carrying on a trade or business in the United States of America or having a permanent establishment in the United States of America, (ii) being organized under the laws of the United States of America or any political subdivision thereof, (iii) being or being deemed to be resident in the United States of America for income tax purposes, or (iv) not dealing at arm's length (as defined for the purposes of the Internal Revenue Code) with the Borrower, or which would not have been imposed had such Person satisfied a relevant authority that such Person was not a person mentioned in clause (i), (ii), (iii) or (iv) above;

  "Federal Funds Effective Rate" means, for any day, the annual rate of interest equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York, or if such rate is not so published for any day which is a Banking Day, the average of the quotations for such day on such transactions received by BMO from three United States of America federal funds brokers of recognized standing selected by it;

  "Fiscal Quarter" means a period of three consecutive months ending on March 31, June 30, September 30 or December 31, as the case may be, of each Fiscal Year;

  "Fiscal Year" means the fiscal year of the Borrower, being January 1 to December 31;

  "Fixed Rate Advance" has the meaning ascribed thereto in Section 5.1(a)(ii);

  "Flamboro Guarantee and Indemnity" has the meaning ascribed thereto in Section 7.1(ff);

  "Flamboro Guarantors" has the meaning ascribed thereto in Section 7.1(ff);

  "Floating Rate Advance" has the meaning ascribed thereto in Section 5.1(a)(i);

  "GAAP" means, at any time, generally accepted accounting principles in effect from time to time in the United States of America as recommended by the Financial Accounting Standards Board, applied on a consistent basis;

  "Golden Gate Fields General Security Agreement" has the meaning ascribed thereto in Section 8.1(h)(xxv);

  "Golden Gate Fields Guarantee and Indemnity" has the meaning ascribed thereto in Section 8.1(h)(xxv);

  "Golden Gate Fields Guarantee Fee" has the meaning ascribed thereto in Section 8.1(h)(xxv);

  "Golden Gate Fields Guarantors' Environmental Indemnity" has the meaning ascribed thereto in Section 8.1(h)(xxv);

  "Golden Gate Fields Property" means the lands and premises designated as the Golden Gate Fields Property in Schedule C hereto;

  "Golden Gate Fields Second Mortgage" has the meaning ascribed thereto in Section 8.1(h)(xv);

  "Golden Gate Fields Security" has the meaning ascribed thereto in Section 8.1(h)(xviii);

  "Governmental Body" means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limitation to the foregoing) any other law, regulation or rule-making entity (including, without limitation, any central bank, fiscal or monetary authority or authority regulating banks), having jurisdiction in the relevant circumstances over a Person or such Person's property, or any Person acting under the authority of any of the foregoing (including, without limitation, any arbitrator and the Racing and Gambling Regulatory Authorities);

  "Guarantor Incorporation Documents" has the meaning ascribed thereto in Section 6.1(j);

  "Guarantors" means, collectively, The Meadows Guarantors, the Golden Gate Fields Guarantors, the Santa Anita Guarantors, the Gulfstream Guarantor, the Palm Meadows Training Guarantor, the San Luis Rey Downs Guarantor, the Dixon Guarantor, and the Ocala Guarantor, and, in the singular, any one of them;

  "Guarantor Payment" has the meaning ascribed thereto in Section 10.22;

  "Gulfstream and Aventura Properties" means the lands and premises designated as the Gulfstream Property and the Aventura Property in Schedule C hereto;

  "Gulfstream Construction Loan Agreement" means the loan agreement made between Gulfstream Park Racing Association Inc., as borrower, the Lender, as lender, and others, made as of December 9, 2004 and amended and restated as of July 22, 2005, as the same may be amended or restated from time to time;

  "Gulfstream Guarantee and Indemnity" has the meaning ascribed thereto in Section 8.1(h)(xxxi);

  "Gulfstream Guarantee Fee" has the meaning ascribed thereto in Section 8.1(h)(xxxi);

  "Hazardous Activity" shall include the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, release, storage, transfer, transportation, treatment or use (including any withdrawal or other use of contaminated groundwater) of Hazardous Materials in, on, under, about and from any of the Properties or any part thereof and any other act, business or operation that poses a material risk of harm to Persons or property on or off the Properties;

  "Hazardous Material" shall mean any solid, liquid, gas, odour, heat, vibration, radiation or combination of any of them that may have an adverse effect on the Environment, and includes all wastes, pollutants, contaminants and each hazardous, toxic, radioactive, noxious, flammable, corrosive or caustic matter or substance, including any substance, material or waste which is or is expected to be regulated by any Governmental Authority and including any material, substance or waste which is defined as a "contaminant" or "pollutant" or as "hazardous", "toxic", "harmful" or "dangerous" under any provision of any Environmental Law or Safety Law, and including petroleum, petroleum products, asbestos, asbestos-containing material, urea formaldehyde and polychlorinated biphenyls;

  "Indebtedness" has the meaning ascribed thereto in Section 8.1(h);

  "Indemnified Person" has the meaning ascribed thereto in Section 3.4(a);

  "Indemnifying Party" has the meaning ascribed thereto in Section 3.4(a);

  "Intercreditor Agreements" means, collectively, the BMO Intercreditor Agreement and the Wells Fargo Subordination Agreement, and, in the singular, any one of them;

  "Interest Period" means, for each Fixed Rate Advance, a period commencing, (i) in the case of the initial Interest Period for such Advance, on the date of such Advance; and (ii) in the case of any subsequent Interest Period for such Advance, on the last day of the immediately preceding Interest Period applicable thereto and ending, in either case, on the last day of such period as shall be selected by the Borrower pursuant to the provisions below. If any Advance is a Floating Rate Advance at any time, and is changed to a Fixed Rate Advance pursuant to the provisions hereof, the initial Interest Period for such Advance after such change shall commence on the date of such change. Except as provided in the next following sentence, the duration of each such Interest Period shall be, subject to availability for the Lender, one, two or three months, as the Borrower may select in the applicable Borrowing Notice or Interest Rate Election. No Interest Period may be selected that conflicts, in the opinion of the Lender, with the repayment requirements set out in Article 5;

  "Interest Rate Election" means a notice, substantially in the form of Schedule B, given by the Borrower electing to change from one type of Advance to another type of Advance or to continue a Fixed Rate Advance for a further Interest Period;

  "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations and rulings thereunder;

  "Judgment Currency" has the meaning ascribed thereto in Section 1.8;

  "Lender" means MID Islandi sf., a partnership formed under the laws of Iceland, acting through its Zug Branch, and its successors and permitted assigns;

  "Lender's California Agent" means the Los Angeles office of Hogan & Hartson LLP, or such other firm or firms of solicitors or agents in the State of California as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

  "Lender's Counsel" means Davies Ward Phillips & Vineberg LLP, or such other firm or firms of solicitors or counsel as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

  "Lender's Delaware Agent" means the Wilmington office of Pepper Hamilton LLP, or such other firm or firms of solicitors or agents in the State of Delaware as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

  "Lender's Florida Agent" means the Miami office of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., or such other firm or firms of solicitors or agents in the State of Florida as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

  "Lender's New York Agent" means the New York office of Davies Ward Phillips & Vineberg LLP, or such other firm or firms of solicitors or agents in the State of New York as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

  "Lender's Oklahoma Agent" means the Oklahoma City office of Spradling, Kennedy & McPhail, L.L.P., or such other firm or firms of solicitors or agents in the State of Oklahoma as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

  "Lender's Pennsylvania Agent" means the Pittsburgh office of Pepper Hamilton LLP, or such other firm or firms of solicitors or agents in the State of Pennsylvania as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

  "LIBOR" means, for any Fixed Rate Advance for which LIBOR applies, the rate of interest per annum for deposits in US Dollars in the London interbank market for the period of any such Fixed Rate Advance and in an amount approximately equal to the Fixed Rate Advance, calculated on the basis of a year of 360 days, equal to the arithmetic mean, rounded upwards to the nearest whole multiple of one-sixteenth of one percent (if already not such a multiple), of the rates which appear on the Telerate Page 3750 on the Dow Jones Telerate Service (or any replacement page) as of 11:00 a.m. (London time) on the day which is two Banking Days prior to the first day of the relevant Interest Period;

  "Lien" means any mortgage, lien, pledge, assignment by way of security, charge, security interest, lease intended as security, title retention agreement, statutory right reserved in any Governmental Body, registered lease of properties, hypothec, levy, execution, seizure, attachment, garnishment or other similar encumbrance;

  "Loan" means, at any time, the principal amount of all Obligations then outstanding under the Bridge Loan;

  "Loan Amount" means the aggregate of the principal amount of the Bridge Loan, being comprised of (i) the principal amount of $50,000,000 made available pursuant to Tranche 1; (ii) the principal amount of $25,000,000 made available pursuant to Tranche 2; and (iii) the principal amount of $25,000,000 made available pursuant to Tranche 3, as the same may be reduced from time to time in accordance with the terms hereof;

  "Loan Documents" means, collectively, this Agreement and the Security and "Loan Document" means any one of them;

  "Material Adverse Change" means a material adverse change in the business, condition (financial or otherwise), operations, properties, assets, liabilities or prospects of the Borrower (taken as a whole together with all of its Subsidiaries on a consolidated basis) or any Guarantor or of any of the Properties;

  "Material Adverse Effect" means material adverse effect on (a) the business, condition (financial or otherwise), operations, properties, assets, liabilities or prospects of the Borrower (taken as a whole together with all of its Subsidiaries on a consolidated basis) or any of the Guarantors or any of the Properties, or (b) the ability of the Borrower or any of the Guarantors to perform its Obligations under any Loan Document to which it is or is to be a party, or (c) the rights and remedies of the Lender under the Agreement or any of the other Loan Documents or the Intercreditor Agreements, or (d) the Lender's security interest in the Collateral or the perfection or priority thereof;

  "Material Agreements" means: (i) contracts, agreements, commitments or other documents materially affecting the use, development, construction and/or operation of any of the Properties (including without limitation all leases of the Properties); and (ii) any contract, agreement, commitment or other document by which the Borrower or any of its Subsidiaries is bound, the default under or the termination of which could reasonably be expected to result in a Material Adverse Effect;

  "Material Authorization" means any approval, permit, licence, order, consent or similar authorization from, and any filing, registration, qualification or recording with, any Governmental Body, domestic or foreign, required by the Borrower or any of its Subsidiaries, the absence of which could reasonably be expected to result in a Material Adverse Effect;

  "Meadows Guarantors" means, collectively, MEC Pennsylvania Racing, Inc., Washington Trotting Association, Inc. and Mountain Laurel Racing, Inc.;

  "Mortgages" means, collectively, the Golden Gate Fields Second Mortgage, The Meadows First Mortgage and the Santa Anita Third Mortgage; and, in the singular, any one of them;

  "Mortgaged Properties" means, collectively, the Golden Gate Fields Property, The Meadows Property and the Santa Anita Property; and, in the singular, any one of them;

  "Net Income" of a Person for any period means the consolidated net income of such Person during such period after taxes, but before extraordinary items and unusual items, all as otherwise determined in accordance with GAAP. In addition, there shall be included in Net Income all net income of such Person on a consolidated basis from investments in accordance with the equity method of accounting;

  "Obligations" means all indebtedness, liabilities and other obligations of the Borrower and Guarantors to the Lender under any other Loan Document (including any amendments or supplements thereto), whether actual or contingent, direct or indirect, matured or not, now existing or arising hereafter and includes, without limitation, all unpaid principal, interest, fees, costs and other amounts payable by the Borrower and Guarantors to the Lender hereunder or under any other Loan Document;

  "Ocala Guarantee and Indemnity" has the meaning ascribed thereto in Section 8.1(h)(xxxv);

  "Ocala Guarantee Fee" has the meaning ascribed thereto in Section 8.1(h)(xxv);

  "Ocala Property" means the lands and premises designated as the Ocala Property in Schedule C hereto;

  "Occupancy Agreements" has the meaning ascribed thereto in Section 6.1(nn);

  "Officer's Certificate" means, unless otherwise provided herein, in respect of the Borrower, a certificate signed by any one of the Chair of the Board, the President, the Chief Financial Officer or the Secretary;

  "Official Body" means any national government or government of any political subdivision thereof or any parliament, legislature, council, agency, authority, board, bureau, central bank, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator or arbitrator, whether foreign or domestic or any non-governmental regulating body, to the extent that the rules, regulations and orders of such body have the force of law;

  "Organizational Documents" has the meaning ascribed thereto in Section 6.1(j);

  "Palm Meadows Training Guarantee and Indemnity" has the meaning ascribed thereto in Section 8.1(h)(xxxii);

  "Palm Meadows Training Guarantee Fee" has the meaning ascribed thereto in Section 8.1(h)(xxxii);

  "Permitted Debt" means (i) the Bridge Loan; (ii) the Santa Anita Senior Facility; (iii) the BMO Credit Agreement; (iv) the Remington Construction Loan Agreement; (v) the Gulfstream Construction Loan Agreement; (vi) indebtedness owing under, and not exceeding the amounts permitted to be outstanding under and secured by, Permitted Encumbrances and extensions, renewals or replacements of any indebtedness permitted under this clause (vi) provided the principal amount of such indebtedness thereunder or security therefor is not thereby increased beyond the original principal amount of such indebtedness; (vii) unsecured trade and other accounts payable incurred in the ordinary course of business, including the Construction (as defined in the Remington Construction Loan Agreement) and the Reconstruction (as defined in the Gulfstream Construction Loan Agreement), for the purpose of carrying on the same; (viii) indebtedness under interest rate or currency hedging agreements entered into for the purpose of managing interest rate and currency risks of the Borrower or any of its Subsidiaries and not for speculative purposes; (ix) indebtedness under letters of credit, performance bonds, instalment insurance and insurance premium financing contracts, and similar instruments in respect of land transfer tax claims, land development charges, gaming permits and other obligations of the Borrower or its Subsidiaries incurred in the ordinary course of business; (x) indebtedness of up to $6,000,000 in aggregate that may become due to the Estate of John K. Cooke in connection with the acquisition of The Maryland Jockey Club; (xi) the obligation to pay $18,312,000 plus accrued interest on the exercise of either the put or call option for the remaining minority interest in The Maryland Jockey Club; (xii) the Subordinated Debt; (xiii) unsecured intercompany indebtedness of the Borrower to any of its Subsidiaries or of any of the Subsidiaries to the Borrower, provided that such unsecured intercompany indebtedness is existing as of the date hereof or is entered into on customary terms and in the ordinary course of the Borrower's cash management activities consistent with past practice; (xiv) indebtedness of up to $200,000,000 with respect to the redevelopment of The Meadows Property, provided that the recourse of the holder of such indebtedness is limited contractually to the assets being financed and the Additional Financing Inter-Creditor Agreement (as defined in the Gulfstream Construction Loan Agreement) is executed and delivered to the Lender prior to the incurrence of such indebtedness; (xv) other obligations and indebtedness (including Capital Lease Obligations and Contingent Liabilities) existing on the date hereof and relating to Subsidiaries which are not Guarantors, and all of which are disclosed in the Audited and Unaudited Financial Statements including the notes thereto, in the aggregate amount of approximately $183,000,000 (which amount includes indebtedness denominated in foreign currencies and is therefore subject to fluctuation from time to time due to exchange rate fluctuations); and (xvi) other obligations and indebtedness (including Capital Lease Obligations and Contingent Liabilities) of up to $5,000,000 in the aggregate, provided that none of such other obligations and indebtedness is secured by any of the Properties;

  "Permitted Encumbrances" means any:

  (i)
  Liens for taxes, assessments or governmental charges or levies incurred in the ordinary course of business that are not yet due and payable or the validity of which is being actively and diligently contested in good faith by the Borrower or a Subsidiary, as the case may be, in respect of which the Borrower or a Subsidiary has established on its books reserves considered by it to be adequate therefor, and for which any enforcement proceedings, if commenced, have been stayed or for which payment has been made in accordance with (vii) below;

  (ii)
  rights reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant or permit, or by any statutory provision, to terminate the same, to take action which results in an expropriation, or to require annual or other periodic payments as a condition to the continuance thereof;

  (iii)
  construction, mechanics', workers', repairers', carriers', warehousemen's and materialmen's Liens and Liens in respect of vacation pay, workers' compensation, social security, old age pension, employment insurance or similar statutory obligations, provided the obligations secured by such Liens are not yet due and payable and, in the case of construction Liens, which have not yet been filed or for which the Borrower or a Subsidiary has not received written notice of a Lien or for which a construction lien has been filed and the Borrower or a Subsidiary is contesting such Lien diligently and in good faith;

  (iv)
  Liens arising from court or arbitral proceedings which have been commenced or are pending, provided that the claims secured thereby are being contested in good faith by the Borrower or a Subsidiary; any execution thereon has been stayed and continues to be stayed; and such Liens do not materially impair the use of the property in the business of the Borrower or the Subsidiary, as the case may be;

  (v)
  good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations;

  (vi)
  deposits to secure public or statutory obligations or in connection with any matter giving rise to a Lien described in (iii) above;

  (vii)
  deposits of cash or securities in connection with any appeal, review or contestation of any Lien or any matter giving rise to a Lien described in (i) or (iv) above;

  (viii)
  minor title defects or irregularities, minor encroachments, zoning laws and ordinances, easements, servitudes, party wall agreements, licences, rights of way, restrictions that run with the land, leases, municipal by-laws and regulations or other similar encumbrances or privileges in respect of Properties (including without limitation, easements, rights of way and agreements for sewers, trains, gas and water mains or electric conduits, poles, wires and cable) which in the aggregate do not materially impair the use of such property by the Borrower or a Subsidiary, as the case may be, in the operation of its business, and which are not violated in any material respect by existing or proposed structures or land use;

  (ix)
  security given by the Borrower or a Subsidiary to a public utility or any Governmental Body, when required by such utility or Governmental Body in connection with the operations of the Borrower or a Subsidiary, as the case may be, in the ordinary course of its business, which singly or in the aggregate do not materially impair the use of the asset concerned in the operation of the business of the Borrower or the Subsidiary, as the case may be;

  (x)
  the reservation in any original grants from the Crown of any land or interest therein and statutory exceptions to title;

  (xi)
  Liens granted by the Borrower to any Guarantor or by any Guarantor to the Borrower or any other Guarantor;

  (xii)
  any Lien, other than a construction Lien, payment of which has been provided for by deposit with the Lender of an amount in cash, or the obtaining of a surety bond or letter of credit satisfactory to the Lenders, sufficient in either case to pay or discharge such Lien or upon other terms satisfactory to the Lenders;

  (xiii)
  any Lien securing Permitted Debt, unless same is by definition unsecured;

  (xiv)
  assignments of insurance provided to landlords (or their mortgagees) pursuant to the terms of any lease and Liens or rights reserved in or exercised under any lease and any statutory or common law rights of landlords for rent or compliance with the terms of such lease;

  (xv)
  rights and interests created by notice registered by any transportation authority with respect to proposed roads or highways which do not materially impair the use of Properties owned or leased by the Borrower or a Subsidiary in the operation of the business of the Borrower or a Subsidiary;

  (xvi)
  the granting by the Borrower or any Subsidiary in the ordinary course of its business consistent with past practice of any lease, sub-lease, tenancy or right of occupancy to any Person in respect of Properties owned or leased by the Borrower or a Subsidiary;

  (xvii)
  applicable municipal by-laws, development agreements, subdivision agreements, site plan agreements, zoning laws and building restrictions which do not in the aggregate materially adversely affect the current use of the property affected thereby and provided that the same have been complied with in all material respects;

  (xviii)
  any attachment or judgment Lien not constituting an Event of Default;

  (xix)
  Liens existing on assets of any Person at the time such Person becomes a Subsidiary, provided that (i) such Lien was not created in contemplation of such Person becoming a Subsidiary, and (ii) such Lien does not encumber any assets other than the assets subject to such Lien at the time such Person becomes a Subsidiary;

  (xx)
  other Liens incidental to the conduct of the business or the ownership of the assets of the Borrower or any Subsidiary that (i) were not incurred in connection with borrowed money, (ii) do not in the aggregate materially impair the use of the assets subject to the Lien in the operation of such business, and (iii) do not secure obligations aggregating in excess of $1,000,000;

  (xxi)
  the Liens granted pursuant to the Security;

  (xxii)
  any registered Lien existing as of June 1, 2005 and is disclosed in the title insurance commitments issued in respect of the Mortgaged Properties in connection with this Agreement;

  (xxiii)
  Purchase Money Security Interests existing as of the Closing Date;

  (xxiv)
  Purchase Money Security Interests incurred after the Closing Date in connection with the purchase of new assets permitted hereunder up to an aggregate of $15,000,000; and

  (xxv)
  any other Lien which the Lender approves in writing as a Permitted Encumbrance;

  "Permitted Lender Assignee" has the meaning ascribed thereto in Section 10.8;

  "Person" means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal or personal representative, Governmental Body or any other legal entity;

  "Plan" means an employee benefit plan defined in Section 3(3) of ERISA in respect of which the Borrower or any ERISA Affiliate is, or within the immediately preceding six years was, an "employer" as defined in Section 3(5) of ERISA;

  "proceeding" has the meaning ascribed thereto in Section 6.1(p);

  "Properties" means all lands and premises identified in Schedule C hereto;

  "Purchase Money Security Interest" means any Lien given, assumed or arising by operation of law to provide or secure, or to provide the obligor with funds to pay, the whole or any part of the consideration for the acquisition of property where the principal amount of the obligation secured by such Lien (i) is not in excess of the cost to the obligor of the property encumbered thereby and (ii) is secured only by the property being acquired by the obligor, and includes the renewal or refinancing of any such Lien upon the same property provided that the indebtedness secured and the security therefor are not increased thereby;

  "Racing and Gambling Regulatory Authorities" means the racing and gambling regulatory authorities in each state where the Borrower or any Guarantor (or any of their respective Subsidiaries) maintains racetracks and/or carries on business, including (without limitation) the California Horse Racing Board, the Division of Pari-Mutuel Wagering within the Florida Department of Business and Professional Regulation, the State Harness Racing Commission of Pennsylvania, the Oklahoma Horse Racing Commission and the Nevada Gaming Commission;

  "Remington Construction Loan Agreement" means the loan agreement made as of July 22, 2005 between Remington Park, Inc., as borrower, the Lender, as lender, and others, as the same may be amended or restated from time to time;

  "Remington Borrower" means Remington Park, Inc.;

  "Remington Escrow Agreement" means the escrow agreement dated as of July 26, 2005 among the Lender, the Remington Borrower and the Guarantors (as defined in the Remington Construction Loan Agreement);

  "Remington Property" means the lands and premises designated as the Remington Property in Schedule C hereto;

  "Regulation U" means Regulation U of the Board of Governors of the Federal Reserve System, in effect from time to time;

  "Release" shall mean any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching or migration or other movement on, into or through the Environment or on, into, through, over or out of any property;

  "Replacement Cost" means, with respect to any property or asset, the cost of repairing, replacing or reinstating such property or asset with materials of like kind and quality and for like occupancy (where applicable) on the same or a similar site, in accordance with the requirements of any applicable municipal by-laws and without deduction for depreciation;

  "Reportable Event" means any of the events described in Section 4043 of ERISA;

  "Safety Consent" shall mean any consent, approval, permit, licence, Order, filing, authorization, exemption, registration, ratification, permission, waived reporting requirement or waived notice requirement and any related agreement or communication whatsoever issued, granted, given or otherwise made available by or under the authority of any Governmental Body regarding health or safety matters or under any Safety Law;

  "Safety Law" shall mean any Applicable Law designed to provide safe or healthy conditions for the public or workers and to reduce safety or health hazards for the public or workers and includes all Safety Consents;

  "San Luis Rey Downs Guarantee and Indemnity" has the meaning ascribed thereto in Section 8.1(h)(xxxiii);

  "San Luis Rey Downs Guarantee Fee" has the meaning ascribed thereto in Section 8.1(h)(xxxiii);

  "San Luis Rey Downs Property" means the lands and premises designated as the San Luis Rey Downs Property in Schedule C hereto;

  "Santa Anita General Security Agreement" has the meaning ascribed thereto in Section 8.1(h)(xxviii);

  "Santa Anita Guarantee and Indemnity" has the meaning ascribed thereto in Section 8.1(h)(xxviii);

  "Santa Anita Guarantee Fee" has the meaning ascribed thereto in Section 8.1(h)(xxviii);

  "Santa Anita Property" means the lands and premises designated as the Santa Anita Property in Schedule C hereto;

  "Santa Anita Property Environmental Indemnity" has the meaning ascribed thereto in Section 8.1(h)(xi);

  "Santa Anita Security" has the meaning ascribed thereto in Section 8.1(h)(x);

  "Santa Anita Senior Facility" means the term loan credit agreement dated as of October 8, 2004 between The Santa Anita Companies, Inc. and Wells Fargo Bank, National Association, together with all guaranties and collateral security therefor, as amended as of the Closing Date, having a principal amount outstanding at any time of not greater than $75,000,000, and includes any renewal or refinancing of any such facility provided the indebtedness thereof or security therefor is not increased thereby;

  "Santa Anita Senior Security" means the security documents and guaranties securing and supporting the Santa Anita Senior Facility, and includes any amendment or replacement of any such security or guarantee provided the property subject thereto or security interest in relation thereto is not increased;

  "Santa Anita Third Assignment of Licences and Permits" has the meaning ascribed thereto in Section 8.1(h)(x);

  "Santa Anita Third Assignment of Material Agreements" has the meaning ascribed thereto in Section 8.1(h)(ix);

  "Santa Anita Third Assignment of Rents and Leases" has the meaning ascribed thereto in Section 8.1(h)(viii);

  "Santa Anita Third Mortgage" has the meaning ascribed thereto in Section 8.1(h)(vii);

  "Securities Acts" means both the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the respective rules and regulations promulgated thereunder;

  "Securities Commission" means the Securities and Exchange Commission of the United States of America, or other Governmental Body in replacement thereof;

  "Security" has the meaning ascribed thereto in Section 8.1(h);

  "SHRCP Approval" has the meaning ascribed thereto in Section 7.1(dd);

  "Subordinated Debt" means, collectively, up to $75,000,000 principal amount of 7.25% convertible subordinated notes due December 15, 2009 issued by the Borrower pursuant to an indenture dated December 2, 2002, and up to $150,000,000 principal amount of 8.55% convertible subordinated notes due June 15, 2010 issued by the Borrower pursuant to an indenture dated June 2, 2003, each with the Bank of New York, and each as the same may be amended or modified from time to time on the terms approved by the Lender;

  "Subsidiary" means, with respect to any Person at any time, any Person of which at least a majority of the votes attaching to Voting Interests are at the time, directly or indirectly, owned by such Person;

  "Taxes" means all taxes of any kind or nature whatsoever including, without limitation, income taxes, sales or value-added taxes, goods and services or use taxes, levies, imposts, stamp taxes, royalties, duties, and all fees, deductions, charges and withholdings imposed, levied, collected, withheld or assessed as of May 1, 2002 or at any time thereafter, by any Governmental Body of or within the United States of America or any other jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon;

  "Termination Date" means August 31, 2006 or such earlier date as the entire balance of the Loans under the Bridge Loan may become due hereunder, whether by acceleration or otherwise;

  "The Maryland Jockey Club" means, collectively, Laurel Racing Association Limited Partnership, Pimlico Racing Association, Inc. and certain of their Affiliates;

  "The Meadows General Security Agreement" has the meaning ascribed thereto in Section 8.1(h)(xxiv)(D);

  "The Meadows Assignment of Material Agreements" has the meaning ascribed thereto in Section 8.1(h)(xxiv)(C);

  "The Meadows Assignment of Rents and Leases" has the meaning ascribed thereto in Section 8.1(h)(xxiv)(B);

  "The Meadows First Mortgage" has the meaning ascribed thereto in Section 8.1(h)(xxiv)(A);

  "The Meadows Guarantee Fee" has the meaning ascribed thereto in Section 8.1(h)(xxiii);

  "The Meadows Guarantee and Indemnity" has the meaning ascribed thereto in Section 8.1(h)(xxiii);

  "The Meadows Guarantors' Environmental Indemnity" has the meaning ascribed thereto in Section 8.1(h)(xxiv)(E);

  "The Meadows Property" means the lands and premises designated as The Meadows Property in Schedule C hereto;

  "The Meadows Security" has the meaning ascribed thereto in Section 8.1(h)(xxiv)(D);

  "The Meadows Security Conditions" has the meaning ascribed thereto in Section 5.1(e);

  "Threat of Release" shall mean a reasonable likelihood of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release;

  "Tranche 1" has the meaning ascribed thereto in Section 2.1(e);

  "Tranche 2" has the meaning ascribed thereto in Section 2.1(e);

  "Tranche 2 Arrangement Fee" has the meaning ascribed thereto in Section 5.3(b);

  "Tranche 2 Conditions" has the meaning ascribed thereto in Section 4.1;

  "Tranche 3" has the meaning ascribed thereto in Section 2.1(e);

  "Tranche 3 Arrangement Fee" has the meaning ascribed thereto in Section 5.3(b);

  "Tranche 3 Conditions" has the meaning ascribed thereto in Section 4.2;

  "Unutilized Amount" has the meaning ascribed thereto in Section 5.3(a);

  "U.S. dollars" means lawful money of the United States of America;

  "Voting Interests" means shares of capital stock issued by a corporation (or other equivalent ownership interests in any other Person), the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or Persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency; and

  "Wells Fargo Subordination Agreement" means the subordination agreement made as of even date herewith between the Lender and Wells Fargo, as the same may be amended or restated from time to time.

1.2   Gender and Number

        Words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3   Certificate of the Lender as to Rates, etc.

        A certificate of the Lender certifying the amount of the Base Rate or the Federal Funds Effective Rate at any particular time in respect of any Loan made or maintained or to be made or maintained by the Lender hereunder shall be prima facie evidence thereof. No provision hereof shall be construed so as to require the Lender to issue a certificate at any particular time.

1.4   Invalidity, etc.

        Each of the provisions contained in any Loan Document is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision of such Loan Document or of any other Loan Document. Without limiting the generality of the foregoing, if any amounts on account of interest or fees or otherwise payable by the Borrower or the Guarantors to the Lender hereunder exceed the maximum amount recoverable under Applicable Law, the amounts so payable hereunder shall be reduced to the maximum amount recoverable under Applicable Law.

1.5   Headings, etc.

        The division of a Loan Document into articles, Sections and clauses, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of such Loan Document.

1.6   Governing Law

        This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts wholly to be performed within such State.

1.7   Attornment

        Each of the parties hereto irrevocably and unconditionally submits and attorns, for itself and its property, to the non-exclusive jurisdiction of any court of the State of New York or federal court of the United States of America sitting in the County and State of New York, and any appellate court therefrom for all matters arising out of or in connection with this Agreement or any of the other Loan Documents to which it is a party, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard in any such State of New York court or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Agreement or any of the other Loan Documents in the courts of any jurisdiction.

1.8   Judgment Currency

        All amounts to be paid pursuant to this Agreement shall be payable when due in U.S. dollars, in the full amount due, without deduction for any variation in any rate of exchange (as defined below). Each party hereto hereby agrees to indemnify the other parties hereto against any loss incurred by any of them as a result of any judgment or order being given or made for the amount due hereunder and such judgment or order being expressed and paid in a currency (the "Judgment Currency") other than U.S. dollars and as a result of any variation as between (a) the rate of exchange at which the amount in U.S. dollars is converted into the Judgment Currency for the purpose of such judgment or order and (b) the rate of exchange at which such party is then able to purchase U.S. dollars with the amount of the Judgment Currency actually received by it. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency with or from U.S. dollars.

1.9   References

        Except as otherwise specifically provided, reference in any Loan Document to any contract, agreement or any other instrument (including, without limitation, any other Loan Document) shall be deemed to include references to the same as varied, amended, restated, supplemented or replaced from time to time and reference in any Loan Document to any enactment, including without limitation, any statute, law, by-law, regulation, ordinance or order, shall be deemed to include references to such enactment as re-enacted, amended or extended from time to time.

1.10 Currency

        Except as otherwise specifically provided herein, all monetary amounts in this Agreement are stated in U.S. dollars.

1.11 This Agreement to Govern

        If there is any inconsistency between the terms of this Agreement and the terms of any other Loan Document, the provisions hereof shall prevail.

1.12 Generally Accepted Accounting Principles

        Except as otherwise specifically provided herein, all accounting terms shall be applied and construed in accordance with GAAP (including, without limitation, determining the amount of any Contingent Liability).

1.13 Computation of Time Periods

        Except as otherwise specifically provided herein, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

1.14 Actions on Days Other Than Banking Days

        Except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Banking Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Agreement shall be deemed to provide that such payment shall be made or such action shall be taken on the first Banking Day after such day and interest and fees shall be calculated accordingly. If the payment of any amount is deferred for any period under this Section, then such period shall, unless otherwise provided herein, be included for purposes of the computation of any interest or fees payable hereunder.

1.15 Oral Instructions

        Notwithstanding any other provision herein regarding the delivery of notices, including Borrowing Notices, by the Borrower, the Lender shall in its sole discretion be entitled to act upon the oral instructions of the Borrower, or any Person reasonably believed by the Lender to be a Person authorized by the Borrower to give instructions, regarding any request for an Advance. All such oral instructions shall be at the risk of the Borrower and must be confirmed in writing by the Borrower on the same Banking Day as the verbal instruction is given. The Lender shall not be responsible for any error or omission in such instructions or in the performance thereof except in the case of gross negligence, wilful misconduct, fraud or illegal acts by the Lender or any of its officers, directors, employees, agents or representatives.

1.16 Incorporation of Schedules

        The following schedules annexed hereto shall, for all purposes hereof, form part of this Agreement:

Schedule A	Borrowing Notice
Schedule B	Form of Interest Rate Election
Schedule C	Properties and Prior Mortgages
Schedule D	Environmental Reports

ARTICLE 2
BRIDGE LOAN

2.1   Establishment of Bridge Loan

  (a)
  Subject to the terms and conditions of this Agreement, the Lender hereby establishes in favour of the Borrower a secured non-revolving bridge loan of up to the principal amount of $100,000,000 (the "Bridge Loan"), available in three tranches on the terms and conditions set out herein:

  (b)
  All Advances shall be made in Dollars.

  (c)
  The Bridge Loan is to be used for general corporate purposes of the Borrower and its Subsidiaries, provided that such usage shall at all times be consistent with the Borrower Recapitalization Plan.

  (d)
  At no time shall the amount of the Loan exceed the Loan Amount available to the Borrower at such time.

  (e)
  During the period from the Closing Date to the first Banking Day on or after October 15, 2005, the maximum principal amount of the Bridge Loan that shall be available to the Borrower shall be $50,000,000 ("Tranche 1"). On the first Banking Day on or after October 15, 2005, the maximum principal amount of the Bridge Loan that shall be available to the Borrower shall be increased by a further $25,000,000 ("Tranche 2"), subject to the satisfaction of the Tranche 2 Conditions set out in Section 4.1 for a total principal availability as of such date of $75,000,000. On the first Banking Day on or after January 15, 2006, the maximum principal amount of the Bridge Loan that shall be available to the Borrower shall be increased by a further $25,000,000 ("Tranche 3"), subject to the Tranche 3 Conditions set out in Section 4.2, for a total principal availability as of such date of $100,000,000. For greater certainty, the Borrower is not required to draw down a Tranche or any portion thereof upon its first day of availability nor by the date that the next successive Tranche is available, availability of all Tranches being, without duplication, cumulative. The failure of the Borrower to draw down any particular Tranche (or any portion thereof) before the next Tranche availability (or the next following thereafter in the case of Tranche 1) shall not terminate the Borrower's right to such undrawn Tranche or portion thereof provided all conditions precedent to such Tranche have been satisfied within the time prescribed.

2.2   Non-Revolving Nature of Bridge Loan

        The Bridge Loan is a non-revolving facility and any portion of the Loan that is repaid shall reduce the Loan Amount and may not be re-borrowed.

2.3   Voluntary Repayments

        Subject to LIBOR contract maturity dates with respect to any Fixed Rate Advance, the Borrower may from time to time (without premium or penalty) on any Banking Day repay to the Lender the Loan or any portion thereof, provided that any such repayment (a) shall be in an amount of at least $1,000,000 and any greater amount shall be an integral multiple of $100,000 and (b) shall be effected on at least ten Banking Days notice in writing to the Lender; provided that such notice, once given, shall be irrevocable and binding upon the Borrower. The Loan Amount shall be automatically and permanently reduced by the amount of any such repayment.

2.4   Mandatory Repayment

  (a)
  The Loans shall be repaid in the following amounts and circumstances:

  (i)
  in the event that the outstanding principal amount of the Loan at any time shall exceed the Loan Amount at such time, the Borrower shall forthwith make a repayment on account of the Loan such that, after giving effect to such repayment, the aggregate principal amount of the Loan outstanding will be not more than the Loan Amount;

  (ii)
  upon the receipt by the Borrower or any of its Subsidiaries of the net proceeds of

  (A)
  insurance claims in excess of $1,000,000 in the aggregate during the term of this Agreement, other than proceeds of claims under business interruption insurance, in respect of any of the assets and undertaking of the Borrower or any of its Subsidiaries, unless such proceeds are used for repairs or reconstruction of damaged properties (as approved by the Lender, acting reasonably);

  (B)
  asset sales by the Borrower or any of its Subsidiaries out of the ordinary course of business consistent with past practice (which ordinary course of business includes the sale of individual residential lots at market prices) but, in any event, of any sale or other disposition of any of its real property or other assets specified in the Intercreditor Agreements;

  (C)
  any issue of securities by the Borrower (except those in respect of the Borrower's long term incentive plan) or any of its Subsidiaries or borrowing of monies, other than Permitted Debt, by the Borrower of any of its Subsidiaries; or

      (D)
      any expropriation or condemnation of the whole or any part of its real property or other assets specified in the Intercreditor Agreements,

      an amount equal to such net proceeds shall be applied in accordance with the Intercreditor Agreements to repay one or more of (i) the Loan, (ii) the indebtedness under the BMO Credit Agreement and (iii) the indebtedness under the Santa Anita Senior Facility; and

    (iii)
    in full on the Termination Date.

  (b)
  The repayments referred to in items (A) to (D) inclusive of Section 2.4(a)(ii) shall be made as promptly as practicable (and in any event within three Banking Days) following the receipt by any of the Borrower and/or its Subsidiaries of the net proceeds referred to therein. Upon the repayment of the principal amount of the Loan or interest pursuant to Section 2.4(a), the Loan Amount shall be permanently reduced by an amount equal to the principal paid.

  (c)
  For the purposes of this Section 2.4(c), net proceeds from any sale or other transaction referred to herein means the proceeds (including any cash received in respect of non-cash proceeds (including any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or purchase price adjustment receivable or otherwise, but excluding any interest payments) but only as and when received) received by the Borrower and/or any of its Subsidiaries therefrom net of all reasonable professional fees, brokers fees paid on an arm's-length market basis, filing fees, commissions, sales tax and other direct costs and expenses of such transaction, together with, where applicable, in respect of any sale or other disposition of assets, the amounts necessary to repay or otherwise satisfy all Permitted Encumbrances (other than security under the BMO Credit Agreement or the Santa Anita Senior Facility) attaching to such assets ranking in priority to the Security.

2.5   Voluntary Reduction in Aggregate Commitment

        The Borrower shall have the right at any time and from time to time, by giving at least 10 Banking Days' notice to the Lender, which notice, once given, shall be irrevocable and binding upon the Borrower, to reduce the then applicable Loan Amount to a lower amount that is not less than the principal amount of the Loan then outstanding. Such notice shall specify the amount of the reduction, which shall be in an integral multiple of $1,000,000. The amount of any such reduction so made by the Borrower shall be permanent and irrevocable and the Loan Amount shall be reduced accordingly.

ARTICLE 3
GENERAL PROVISIONS RELATING TO THE BRIDGE LOAN

3.1   Advances

        Each request by the Borrower for an Advance under the Bridge Loan shall be made by the delivery of a duly completed and executed Borrowing Notice to the Lender on the fifth Banking Day prior to the proposed Borrowing Date. Any notice in respect of a proposed Advance shall be irrevocable and binding on the Borrower. All Advances shall be in an amount of at least $500,000 and any greater amount shall be an integral multiple of $50,000.

3.2   Payments Generally

        All payments in respect of the Bridge Loan (in respect of principal, interest, fees or otherwise) shall be made by the Borrower to the Lender no later than 2:00 p.m. (Toronto time) on the due date thereof to the account specified therefor by the Lender from time to time. Any payments received after such time shall be considered for all purposes as having been made on the next following Banking Day unless the Lender otherwise agrees in writing. All payments shall be made by way of immediately available funds.

3.3   Illegality

        If the introduction of or change to any present or future Applicable Law, or any change in the interpretation or application thereof by any Governmental Body, shall make it unlawful for the Lender to make or maintain any Loan or any relevant portion thereof or to give effect to its obligations in respect of such Loan as contemplated hereby, the Lender may, by notice to the Borrower, declare that its obligations hereunder in respect of such Loan shall be terminated, and thereupon, subject as hereinafter provided in this Section 3.3, the Borrower shall prepay to the Lender forthwith (or at the end of such period to which the Lender shall in its discretion have agreed) all of the Obligations to the Lender in respect of such Loan, including all amounts payable in connection with such prepayment pursuant to Section 3.4. Any repayments made under this Section 3.3 shall permanently reduce the Loan Amount.

3.4   Indemnity

  (a)
  The Borrower and each of the Guarantors (each, an "Indemnifying Party") shall indemnify the Lender and its officers, directors and employees (each, an "Indemnified Person") and shall hold each of them harmless from and against any and all losses, liabilities, damages, claims and reasonable costs and out-of-pocket expenses (including reasonable legal fees on a solicitor and his own client basis) (in each case, a "Claim") that may be incurred by or asserted as a result of a claim by any third party or awarded in favour of a third party against any of them, in each case, arising out of, related to, or in connection with, or by reason of (i) the transactions contemplated hereby, (ii) any Acquisition undertaken by the Borrower or any of its Subsidiaries, or (iii) any Environmental Law, including (A) the claim of any Lien thereunder, (B) the presence of any Hazardous Substance affecting any Properties or any adjacent real estate to the Properties, or (C) the Release by the Borrower or a Subsidiary of any Hazardous Substance into the environment. Notwithstanding the foregoing provisions of this Section 3.4(a), an Indemnifying Party shall not be obligated to indemnify an Indemnified Person under this Section 3.4(a) for any Claim to the extent that such Claim is solely attributable to:

  (i)
  the gross negligence, fraud, wilful misconduct or wilful illegal acts of any Indemnified Person;

  (ii)
  the failure on the part of any Indemnified Person to perform any of its material covenants or obligations contained in any Loan Document to which it is a party, or a representation or warranty made by any Indemnified Person under the Loan Documents to which it is a party or in any certificate or other document delivered by any Indemnified Person pursuant hereto or in connection with any Loan Document being found to be false or incorrect in any material respect so as to make it materially misleading when made;

    (iii)
    the Claim of any Indemnified Person for expenses which such Indemnified Person is obligated to bear hereunder; or

    (iv)
    a Claim to the extent arising from the act of offering, selling, disposing or transferring by any Indemnified Person of all or part of its interest in the Loan Documents.

  (b)
  The obligations and indemnification of the Borrower and each of the Guarantors under this Section 3.4 shall survive the payment and satisfaction of all Obligations and the termination of this Agreement. The Lender shall hold the benefit of this indemnity in trust for those Indemnified Persons who are not parties to this Agreement.

3.5   Proceedings in Respect of Claims

  (a)
  If a Claim is made against an Indemnified Person as to which an Indemnifying Party may have an indemnification obligation under Section 3.4(a), such Indemnified Person shall notify the Indemnifying Party of the Claim; provided that the failure to provide such notice promptly shall not release the Indemnifying Party from any of its obligations to indemnify unless (and only to the extent) such failure shall prevent the Indemnifying Party from contesting, or materially and adversely affects the ability of the Borrower to conduct a contest of, such Claim.

  (b)
  The Indemnified Person shall be entitled, in its discretion, to require the Indemnifying Party to prosecute, at the Indemnifying Party's own cost and expense, the entire defence of such Indemnified Person against any Claim by a third party for which such Indemnified Person is indemnified under Section 3.4(a). In addition, upon delivery by the Indemnifying Party to such Indemnified Person of a written acknowledgement of the Indemnifying Party's obligations to indemnify such Indemnified Person in accordance with the terms of this Agreement in respect of such Claim, the Indemnifying Party shall be entitled, at its own expense, to participate in, and, to the extent that the Indemnifying Party desires, to assume and control the defence thereof through its own counsel (who shall be subject to the reasonable approval of the Indemnified Person); provided, however, that if the Indemnifying Party is controlling any proceedings, the Indemnifying Party shall keep such Indemnified Person fully apprised of the status of such proceedings and shall provide such Indemnified Person with all information with respect to such proceedings as such Indemnified Person shall reasonably request. The Indemnifying Party must indicate its election to assume such defence by written notice to the Indemnified Person within 30 days following receipt of the Indemnified Person's notice of the Claim, or in the case of a third party Claim which requires a shorter time for response then within such shorter period as specified in the Indemnified Person's notice of Claim, provided that such Indemnified Person has given the Indemnifying Party notice thereof. The Indemnified Person may participate at its own expense and with its own counsel (provided that all Indemnified Persons shall use the same counsel) in any proceeding conducted by the Indemnifying Party in accordance with the foregoing; provided the Indemnifying Party shall in any event remain liable hereunder in respect of the Claim. The Indemnifying Party shall not be entitled to assume and control (but may, at its own expense, participate in) the defence of any such Claim if and to the extent that:

    (i)
    in the reasonable opinion of such Indemnified Person acting in good faith,

    (A)
    such proceeding involves any risk of imposition of criminal liability on such Indemnified Person; or

    (B)
    such proceeding involves any risk of impairment to the reputation of the Indemnified Person in any material respect; or

    (C)
    the control of such action, suit or proceeding would, involve an actual or potential conflict of interest, such that it is advisable for such Indemnified Person to be represented by separate counsel; or

    (ii)
    such proceeding involves Claims not fully indemnified by the Indemnifying Party which the Indemnifying Party and the Indemnified Person have been unable to sever from the indemnified Claim(s).

        Notwithstanding the first paragraph of this Section 3.5(b), in any of the circumstances set out in Section 3.5(b)(i) or (ii), the Indemnified Person shall be entitled to assume the defence of such Claim with counsel selected by it (provided that all Indemnified Parties shall use the same counsel) and the reasonable fees and out-of-pocket expenses of such counsel shall be borne by the Indemnifying Party; provided, that the Indemnifying Party shall in any event remain liable hereunder in respect of the indemnified Claim.

  (c)
  Except in the circumstances described in Section 3.5(b)(i)(C), the Indemnifying Party may enter into any settlement or other compromise with respect to any Claim in respect of which it has an indemnity payment obligation under Section 3.5(a) without the prior written consent of the Indemnified Person, except in the case of a settlement involving an admission of liability of such Indemnified Person, in which case the prior written consent of the Indemnified Person shall be obtained, provided that if such Indemnified Person withholds its consent to such settlement and the required admission of liability of such Indemnified Person is not in favour of a Governmental Body other than a court, would not give rise to the imposition of any penalty or sanction against the Indemnified Person by any Governmental Body, is not in respect of any criminal liability and would not otherwise impair the reputation of the Indemnified Person in any material respect, the maximum amount of liability of the Indemnifying Party to the Indemnified Person with respect to such Claim shall not exceed the amount of the proposed settlement rejected by such Indemnified Person. Unless an Event of Default shall have occurred and be continuing, no Indemnified Person shall enter into any settlement or other compromise with respect to any Claim for which the Indemnifying Party has in writing agreed to fully indemnify under Section 3.5(a) without the prior written consent of the Indemnifying Party, which consent may be withheld in the Borrower's sole discretion, unless such Indemnified Person waives its right to be indemnified under Section 3.5(a), with respect to such Claim.

  (d)
  Each Indemnified Person shall supply the Indemnifying Party with such information and documents reasonably requested by the Indemnifying Party as are necessary or advisable for the Indemnifying Party to participate in any action, suit or proceeding to the extent permitted above, and the Indemnifying Party shall reimburse the Indemnified Person for the reasonable costs and out-of-pocket expenses of supplying such information and documents, all within a reasonable period of time following the Indemnifying Party's request therefor.

  (e)
  Upon payment in full of any Claim pursuant to Section 3.5(a) to or on behalf of an Indemnified Person, the Indemnifying Party, without any further action, shall be subrogated to any and all claims that such Indemnified Person may have relating thereto (other than claims in respect of insurance policies maintained by such Indemnified Person at its own expense). Each Indemnified Person agrees, at the Indemnifying Party's reasonable request and expense, to give such further assurances or agreements and to otherwise cooperate with the Indemnifying Party to enable the Indemnifying Party to vigorously pursue such claims.

  (f)
  Any amount payable to an Indemnified Person pursuant to Section 3.5(a) shall be paid to such Indemnified Person within 30 days of the receipt (or deemed receipt) by the Indemnifying Party of a written request therefor from such Indemnified Person, accompanied by a written statement describing in reasonable detail the basis for such indemnity and the computation of the amount so payable; provided that payment of an indemnity in respect of a third party Claim need not be made until payment is due, whether by compromise, settlement, court proceedings, arbitration or otherwise, from the Indemnified Person in respect of such third party Claim.

3.6   Evidence of Indebtedness

        The Lender shall maintain and keep accounts showing the amount of all Loans advanced by the Lender, from time to time and the dates thereof and the interest, fees and other charges accrued thereon or applicable thereto from time to time, and all payments of principal (including prepayments), interest and fees and other payments made by the Borrower to the Lender from time to time under the Bridge Loan. Such accounts maintained by the Lender shall be prima facie evidence of the matters recorded therein.

ARTICLE 4
ADDITIONAL CONDITIONS PRECEDENT TO ADVANCES
UNDER TRANCHE 2 AND TRANCHE 3

4.1   Tranche 2 Conditions

        Without derogating from the provisions of Sections 3.1 and 8.2, the Borrower shall only be entitled to advances under Tranche 2 if the following conditions (the "Tranche 2 Conditions") shall have been satisfied as of the first Banking Day on or after October 15, 2005:

  (a)
  Borrower Recapitalization Plan:    The Borrower has established to the satisfaction of the Lender, in its sole discretion, that the Borrower is in compliance with, can reasonably be expected to be able to implement, and is using commercially reasonable efforts to implement, the Borrower Recapitalization Plan taking into account, among other things, the Tranche 2 Conditions set forth below in subsections (b), (c) and (d);

  (b)
  Asset Sales:    The Borrower has established to the satisfaction of the Lender that the Borrower has sold, or is actively pursuing the sale of, a minimum of four of the assets listed as being intended for disposal in the Borrower Recapitalization Plan within the time frames included therein, with aggregate budgeted net proceeds before debt repayment of not less than $50,000,000;

  (c)
  Gaming Transaction:    The Borrower has established to the satisfaction of the Lender that the Borrower has implemented a process to actively pursue and execute a gaming transaction with one or more reputable gaming companies, including by retaining the advisory services of a gaming consultant acceptable to the Lender, acting reasonably;

  (d)
  Operations:    The Borrower has established to the satisfaction of the Lender that the Borrower's EBITDA (excluding asset impairment writedowns and gains and losses on asset sales and irrespective of any changes in the Borrower's accounting policies after the Closing Date) for the third quarter of 2005 is no worse than negative $22,000,000; and

  (e)
  Tranche 2 Arrangement Fee:    The Lender shall have received payment in full of the Tranche 2 Arrangement Fee.

4.2   Tranche 3 Conditions

        Without derogating from the provisions of Sections 3.1 and 8.2, the Borrower shall only be entitled to advances under Tranche 3 if the following conditions (the "Tranche 3 Conditions") shall have been satisfied as of the first Banking Day on or after January 15, 2006:

  (a)
  Section 4.1 Conditions:    The conditions set out in Section 4.1 shall have been satisfied or waived by the Lender;

  (b)
  Borrower Recapitalization Plan:    The Borrower has established to the satisfaction of the Lender, in its sole discretion, that the Borrower is in compliance with, can reasonably be expected to be able to implement, and is using commercially reasonable efforts to implement, the Borrower Recapitalization Plan taking into account, among other things, the associated milestones set forth below in subsections (c) and (d);

  (c)
  Asset Sales:    The Borrower has (a) sold, or has entered into an agreement of purchase and sale with respect to, assets that has resulted, or will result, in a repayment under and permanent reduction of the Bridge Loan of not less than $25,000,000 and (b) established to the satisfaction of the Lender that the Borrower has sold, or is actively pursuing the sale of, assets listed as being intended for disposal in the Borrower Recapitalization Plan within the time frames included therein, with aggregate budgeted net proceeds before debt repayment of not less than $100,000,000 (which will include proceeds of sale achieved as part of the Tranche 2 Conditions and represent a requirement for an additional $50,000,000 above the amount required pursuant to the Asset Sales with respect to Tranche 2 Conditions set out in Section 4.1(b));

  (d)
  Operations:    The Borrower has established to the satisfaction of the Lender that the Borrower's EBITDA (excluding asset impairment writedowns and gains and losses on asset sales and irrespective of any changes in the Borrower's accounting policies after the Closing Date) for the fourth quarter of 2005 is no worse than negative $11,000,000; and

  (e)
  Tranche 3 Arrangement Fee:    The Lender shall have received payment in full of the Tranche 3 Arrangement Fee.

ARTICLE 5
INTEREST AND FEES

5.1   Interest Rate

  (a)
  Subject to Sections 5.1(e), (f) and (g), at the option of the Borrower, Advances under the Loan shall bear interest from time to time at:

  (i)
  a floating rate per annum (each such Advance being referred to as a "Floating Rate Advance") equal to the greater of: (A) the Base Rate, as announced from time to time, plus 550 bps per annum and (B) 9% (with interest in each case payable monthly in arrears); or

  (ii)
  a fixed rate per annum (each such Advance being referred to as a "Fixed Rate Advance") equal to the greater of: (A) LIBOR plus 650 bps and (B) 9%, subject to: (I) minimum amounts of US$10,000,000; (II) not more than five separate Interest Periods outstanding with respect to Fixed Rate Advances at any one time; and (III) each Interest Period with respect to separate Fixed Rate Advance is not to exceed the applicable Interest Period or extend beyond the Termination Date as the case may be (with interest in each case payable at maturity of each separate Fixed Rate Advance).

  (b)
  Each Advance shall initially be the type of Advance specified in the applicable Borrowing Notice and shall bear interest at the rate applicable to such type of Advance (determined as provided in Section 5.1(a) until (i) in the case of a Fixed Rate Advance, the end of the initial Interest Period applicable thereto as specified in the applicable Borrowing Notice; or (ii) in the case of any Floating Rate Advance, the date on which such Advance is repaid in full or is changed to a Fixed Rate Advance pursuant to and to the extent permitted or required by Section 5.1(d).

  (c)
  Each Interest Rate Election shall be made on five (5) Banking Days' prior notice, in each case, not later than 11:00 a.m. (local time) by the Borrower to Lender. Each Interest Rate Election shall be given substantially in the form of Schedule B hereto and shall be irrevocable and binding upon the Borrower. Subject to Sections 5.1(e) and (f), if the Borrower fails to deliver an Interest Rate Election to the Lender within five (5) Banking Days prior to the expiration of any Interest Period for any outstanding Fixed Rate Advance as provided in this Section 5.1(c), such Fixed Rate Advance shall continue as a Fixed Rate Advance with an Interest Period of 30 days.

  (d)
  Each conversion of an Advance to another type of Advance shall be made on five (5) Banking Days' prior notice, in each case, not later than 11:00 a.m. (local time) by the Borrower to Lender, shall be given in the form of an Interest Rate Election and shall otherwise be made in accordance with and subject to this Article, provided that any outstanding Fixed Rate Advance may not be converted to a Floating Rate Advance unless and until the expiration of the Interest Period applicable to such outstanding Fixed Rate Advance.

  (e)
  Unless SHRCP Approval is obtained and all applicable registrable Security being provided by The Meadows Guarantors hereunder is registered in the Commonwealth of Pennsylvania within 75 days of the Closing Date (collectively, "The Meadows Security Conditions"), the interest rate on the Loan will, on the 75th day following the Closing Date, be increased by 100 basis points per annum until such time as The Meadows Security Conditions are met.

  (f)
  If any Obligations are not paid when due or an Event of Default has occurred and is continuing, all amounts owing or deemed to be owing hereunder, whether in respect of principal, interest, fees, expenses or otherwise, both before and after judgment, and in the case of expenses from the dates such expenses are invoiced to the Borrower, shall bear interest at a rate per annum determined on a daily basis that is equal to 15% per annum, in each case calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 or 366 days, as the case may be. Such interest shall accrue from day to day, be payable in arrears on demand and shall be compounded monthly on the last Banking Day of each calendar month.

  (g)
  If the Lender determines, in good faith, which determination shall be final, conclusive and binding upon the Borrower, and notifies the Borrower that (i) by reason of circumstances affecting financial markets inside or outside Canada, the United States or Europe, as the case may be, deposits of U.S. Dollars are unavailable to the Lender in the London interbank market, (ii) adequate and fair means do not exist for ascertaining the interest rate for a Fixed Rate Advance on the basis provided in the definition of LIBOR, or (iii) by reason of a change since the date of this Agreement in any applicable law or governmental regulation, guideline or order or in the interpretation thereof by any Official Body affecting the Lender, or any relevant financial market, LIBOR no longer represents the effective cost to the Lender of making or maintaining a Fixed Rate Advance for a relevant interest period or other relevant period, then:

    (i)
    the right of the Borrower to select a Fixed Rate Advance shall be suspended until the Lender determines that the circumstances causing such suspension no longer exist and the Lender so notifies the Borrower;

    (ii)
    if no Fixed Rate Advance is outstanding, any applicable Borrowing Notice requesting a Fixed Rate Advance shall be deemed to be a request for a Floating Rate Advance;

    (iii)
    if any Fixed Rate Advance is outstanding to the Borrower, it and all other Fixed Rate Advances shall become Floating Rate Advances on the last day of the then current Interest Period applicable thereto (or on such earlier date as may be required to comply with any Applicable Law); and

    (iv)
    if any of the circumstances in Section 5.1(g) shall occur, the Borrower and the Lender shall, following the giving of notice by the Lender under this Section 5.1 (g), endeavour to determine an alternative basis, which may, if such parties agree, include (without limitation) alternative rates of interest, alternative Interest Periods, alternative currencies or any combination thereof, for Fixed Rate Advances. If the Borrower and the Lender are unable to agree on such alternative basis within a period of 30 days from the date of such notice by the Lender (provided that in any event such period shall not extend beyond the last day specified for giving a Borrowing Notice in respect of any Fixed Rate Advance then outstanding or three Banking Days before any repayment date required under Applicable Law, as the case may be), and the Borrower has not elected to convert any outstanding Fixed Rate Advances to Floating Rate Advances, the Lender shall determine an interest rate and specify an Interest Period (not exceeding one month) in respect of each Fixed Rate Advance then outstanding, which interest rate shall be the cost to the Lender (as certified by the Lender to the Borrower) of funding any such Advance for the Interest Period so specified from such sources as it may reasonably select and the amount of any such Advance shall bear interest at the rate so determined. The provisions of this Section 5.1(g) shall apply only for so long as the circumstances in Section 5.1(g) shall exist.

5.2   Calculation and Payment of Interest

  (a)
  Interest on Floating Rate Advances shall accrue from day to day, both before and after default, demand, maturity and judgment, shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 or 366 days, as the case may be, and shall be payable to the Lender in U.S. dollars in arrears on the first Banking Day of each month. For greater certainty, where the rate of interest is changed, for a Floating Rate Advance, interest shall be charged for the day on which such change is effective on the basis of the new rate.

  (b)
  Interest on Fixed Rate Advances shall accrue from day to day, both before and after default, demand, maturity and judgment, shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 360 days, and shall be payable to the Lender in arrears on the last day of the relevant Interest Period.

5.3   Fees

  (a)
  Commitment Fee.    The Borrower shall pay to the Lenders on the third Banking Day following the end of each Fiscal Quarter and on the Termination Date (each a "Commitment Fee Payment Date"), in arrears, a non-refundable commitment fee (the "Commitment Fee") equal to 1% per annum of the amount, if any, by which the Loan Amount (assuming that all Tranches are available to the Borrower, irrespective of whether that is actually the case, but taking into account any repayments or cancellations that have been made by the Borrower in accordance with the terms hereunder) exceeds the amount of the Loan (the "Unutilized Amount") on each day in such Fiscal Quarter or the part thereof ending on the Termination Date, as applicable. The Commitment Fee on any Commitment Fee Payment Date shall be payable in respect of the period from and including the Closing Date or the preceding Commitment Fee Payment Date, as the case may be, to but excluding the next Commitment Fee Payment Date, and shall be calculated on a daily basis on the Unutilized Amount on each day during such period on the basis of the number of days elapsed and a year of 365 or 366 days, as the case may be.

  (b)
  Arrangement Fee.    The Borrower shall pay to the Lender: (i) on the Closing Date an arrangement fee (the "Closing Arrangement Fee") of $1,000,000, being 2% of the Tranche 1 Loan Amount; (ii) on the date, if any, on which all or part of Tranche 2 is made available to the Borrower, an arrangement fee (the "Tranche 2 Arrangement Fee") of $500,000, being 2% of the Tranche 2 Loan Amount; and (iii) on the date, if any, on which all or part of Tranche 3 is made available to the Borrower, an arrangement fee (the "Tranche 3 Arrangement Fee") of $500,000, being 2% of the Tranche 3 Loan Amount.

5.4   Payment of Costs and Expenses

        Whether or not the Borrower takes advantage of the Bridge Loan, the Borrower shall pay to the Lender, on demand, the following costs and expenses:

  (a)
  all reasonable costs and out-of-pocket expenses of the Lender in connection with the preparation, negotiation and execution of the Loan Documents, the Intercreditor Agreements, any actual or proposed amendment or modification hereof or thereof or any waiver hereunder or thereunder and all instruments supplemental or ancillary thereto and all reasonable documented due diligence expenses incurred in connection therewith;

  (b)
  all reasonable costs and out-of-pocket expenses of the Lender in connection with obtaining advice as to the rights and responsibilities of the Lender under the Loan Documents and the Intercreditor Agreements; and

  (c)
  all reasonable costs and out-of-pocket expenses of the Lender in connection with the defence, establishment, protection or enforcement of any of the rights or remedies of the Lender under the Loan Documents or the Intercreditor Agreements including, without limitation, all costs and expenses of establishing the validity and enforceability of, or of collection of amounts owing under, any of the Loan Documents or the Intercreditor Agreements and all reasonable costs and expenses of any receiver or receiver-manager appointed by the Lender or any of the Lender or by a court in connection with the enforcement of the Loan Documents or the Intercreditor Agreements;

    including, without limitation, all of the reasonable fees and disbursements of counsel and other advisors to the Lender, its agents, and any such receiver or receiver-manager, on a full indemnity basis, incurred in connection therewith, including all sales, goods and services or value-added taxes payable by any of them on all such costs, expenses and compensation.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1   Representations and Warranties

        To induce the Lender to enter into the Loan Documents and to make the Loan, the Borrower hereby makes the following representations and warranties with respect to itself and its Subsidiaries taken as a whole on a consolidated basis, and each of the Guarantors hereby makes the following representations and warranties with respect to itself and its Subsidiaries taken as a whole on a consolidated basis, as of the date hereof (provided that certain of the representations and warranties are qualified by the Disclosure Schedule (as specifically set out therein) delivered by the Borrower and the Guarantors to the Lender concurrently with the execution by them of this Agreement):

  (a)
  Incorporation and Status.    Each of the Borrower and the Guarantors is duly incorporated, formed or organized, as the case may be, and validly existing under the laws of its jurisdiction of incorporation, formation or organization, as the case may be, and has the power and capacity to own its properties and assets and to carry on its business as presently carried on by it or as contemplated hereunder to be carried on by it. Each of the Guarantors is wholly-owned by the Borrower. The Borrower does not carry on any material business other than the Core Line of Business. None of the Guarantors carries on any business other than the Core Line of Business and other than the ownership or operation of casinos, hotels, resorts, card clubs, sports bars, restaurants and theatres, all of which activities are associated with or ancillary or related to the Core Line of Business, and the ownership and management of a portfolio of real estate properties held for development or sale. Except where the failure to have such Material Authorization could not reasonably be expected to have a Material Adverse Effect, the Borrower and each Guarantor holds all Material Authorizations necessary to own or lease, as applicable, each Property or Properties owned or leased by it or to carry on its Core Line of Business (including, without limitation, all environmental and other permits, licences and other authorizations required for the Borrower and each Guarantor to own or lease such Property or Properties or to carry on its Core Line of Business in accordance with Applicable Law and further including, without limitation, all licensing requirements of the Racing and Gambling Regulatory Authorities in relation to the Borrower or any Guarantor) in each jurisdiction in which it does so, all of which are in good standing;

        (b)   Power and Capacity.    Each of the Borrower and the Guarantors has the power and capacity to enter into each of the Loan Documents to which it is a party, and to do all acts and things as are required or contemplated hereunder or thereunder to be done, observed and performed by it;

        (c)   Due Authorization.    Each of the Borrower and the Guarantors has taken all necessary action to authorize the execution, delivery and performance of each of the Loan Documents to which it is a party;

        (d)   No Contravention.    The execution and delivery of each of the Loan Documents, to which is a party and the performance by each of the Borrower and the Guarantors of its obligations thereunder (i) do not and will not contravene, breach or result in any default under (A) the articles, by-laws, constating documents or other organizational documents of the Borrower or any Guarantor, (B) any Material Authorization, (C) any Applicable Law, except where the failure to comply with such Applicable Law could not reasonably be expected to have a Material Adverse Effect, or (D) any Material Agreement, (ii) do not and will not oblige the Borrower or any of its Subsidiaries to grant any Lien to any Person other than the Lender, and (iii) do not and will not result in or permit the acceleration of the maturity of any indebtedness, liability or obligation of the Borrower or any Guarantor under any mortgage, lease, agreement or other legally binding instrument of or affecting the Borrower or any Guarantor;

        (e)   No Consents Required.    Other than the SHRCP Approval and filings with the Securities Commission, no Material Authorization is required in connection with (i) the execution, delivery or performance of any of the Loan Documents to which it is a party by the Borrower or any Guarantor, (ii) the creation of the Security, and (iii) the perfection of such Security;

        (f)    Enforceability.    Each of the Loan Documents constitutes, or upon execution and delivery will constitute, a valid and binding obligation of the Borrower and each Guarantor which is a party to it, enforceable against it in accordance with its terms, subject only to the qualifications set out in the opinion of the Borrower's and Guarantors' Local Agents delivered pursuant to Section 8.1(f)(iv);

        (g)   Financial Statements.

    (i)
    The Audited and Unaudited Financial Statements have been prepared in accordance with GAAP and present fairly the financial position and results of operations of the Borrower and its Subsidiaries on a consolidated basis as of the dates indicated and for the periods specified; and

    (ii)
    The Lender has been furnished with a copy of the unaudited internally prepared consolidated financial statements of the Borrower and each of the Guarantors dated as of and at the end of the most recently completed fiscal quarter. Such internally prepared consolidated financial statements of the Borrower and each of the Guarantors fairly present the financial condition of the Borrower and each of the Guarantors as at such date in conformity with generally accepted accounting principles applied on a consistent basis (save and except for the reflection of the value of the assets of the Borrower and each of the Guarantors at their market value instead of their cost as reflected in the notes to such financial statements) and there has been no Material Adverse Change since the date of such statements;

        (h)   Books and Records.    The Borrower, the Guarantors and each of their respective Subsidiaries (i) makes and keeps accurate books and records and (ii) maintains internal accounting controls that provide reasonable assurance that (A) transactions are executed in accordance with management's authorization, and (B) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets;

        (i)    Borrower Organizational Documents.    A true and complete copy of the certificate of formation, certificate of authority to transact business and by-laws of the Borrower and all other documents creating and relative to the organization of the Borrower (collectively, the "Borrower Incorporation Documents") have been made available to the Lender. There are no other agreements, oral or written, among any of the shareholders of the Borrower relating to the Borrower. The Borrower Incorporation Documents are in full force and effect, and are binding upon and enforceable in accordance with their terms. No breach exists under the Borrower Incorporation Documents and no act has occurred and no condition exists which, with the giving of notice or the passage of time would constitute a breach under the Borrower Incorporation Documents;

        (j)    Guarantors' Organizational Documents.    True and complete copies of the certificates of formation, certificates of authority to transact business, certificates of formation, articles of incorporation, by-laws and all other documents creating and relative to the organization of each of the Guarantors (collectively, the "Guarantor Incorporation Documents") have been made available to the Lender. There are no other agreements, oral or written, among any of the shareholders of each of the Guarantors relating to the Guarantors. The Guarantor Incorporation Documents are in full force and effect, and are binding upon and enforceable in accordance with their terms. No breach exists under the Guarantor Incorporation Documents and no act has occurred and no condition exists which, with the giving of notice or the passage of time would constitute a breach under the Guarantor Incorporation Documents. The Borrower Incorporation Documents and the Guarantor Incorporation Documents are herein collectively referred to as the "Organizational Documents";

        (k)   Authorized Capital.    The authorized capital of the Borrower consists of 310,000,000 Class A Subordinate Voting Stock, par value of $0.01 per share, of which 48,892,971 were issued and outstanding as at June 30, 2005, and 90,000,000 shares of Class B stock, par value of $0.01 per share, of which 58, 466,056 were issued and outstanding.

    The authorized capital of the Gulfstream Guarantor consists of 13,040 common shares of which 11,232 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares
Magna Entertainment Corp.	Common	11,232

    The authorized capital of the Palm Meadows Training Guarantor consists of 10,000 common shares of which 100 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares
Magna Entertainment Corp.	Common	100

    The authorized capital of Pacific Racing Association consists of 100,000 common shares of which 69,347 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares
Magna Entertainment Corp.	Common	69,347

    The authorized capital of MEC Land Holdings (California) Inc. consists of 1000 common shares of which 100 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares
Magna Entertainment Corp.	Common	100

    The authorized capital of MEC Pennsylvania Racing, Inc. consists of 1,000 common shares of which 100 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares
Magna Entertainment Corp.	Common	100

    The authorized capital of Washington Trotting Association, Inc. consists of 10,000 common shares of which 100 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares
Magna Entertainment Corp.	Common	100

    The authorized capital of Mountain Laurel Racing, Inc. consists of 10,000 common shares of which 100 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares
Magna Entertainment Corp.	Common	100

    The authorized capital of The Santa Anita Companies, Inc. consists of 10,000 common shares of which 1,100 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

    *    1,100 shares are pledged to Wells Fargo pursuant to the Santa Anita Senior Facility

Beneficial Holder	Class of Shares	Number of Shares
Magna Entertainment Corp.*	Common	1,100

    The authorized capital of Los Angeles Turf Club, Incorporated consists of 1,000 common shares of which 25 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

    *    25 Common shares are pledged to Wells Fargo pursuant to the Santa Anita Senior Facility

Beneficial Holder	Class of Shares	Number of Shares
Magna Entertainment Corp.*	Common	25

    The authorized capital of the San Luis Rey Downs Guarantor consists of 10,000 common shares of which 100 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares
Magna Entertainment Corp.	Common	100

    The authorized capital of the Dixon Guarantor consists of 10,000 common shares of which 100 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares
Magna Entertainment Corp.	Common	100

    The authorized capital of the Ocala Guarantor consists of 10,000 common shares of which 100 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares
Magna Entertainment Corp.	Common	100

        (l)    Legal Name and Chief Executive Office.    The Borrower and each Guarantor has advised, or will advise, the Lender in writing of their respective chief executive offices and places of business. None of the Borrower nor any of the Guarantors conducts business under any corporate names other than its legal name, and the Borrower and each of the Guarantors have, in the past, held themselves out as separate entities and have conducted operations under their own respective names;

        (m)  Solvency.    The Borrower and each of the Guarantors is solvent, able to pay its debts as such debts become due, taking into account the Borrower Recapitalization Plan has capital sufficient to carry on its businesses and transactions and all businesses and transactions in which it is about to engage, and the value of its property at a fair valuation is greater than the sum of its debts. Neither the Borrower nor any of the Guarantors will be rendered insolvent by the execution and delivery to the Lender of the Loan Documents or by the transactions contemplated thereunder, and no: (i) assignment for the benefit of the creditors of any of them; (ii) appointment of a receiver for any of them or for the property of any of them; or (iii) bankruptcy, reorganization, or liquidation proceeding, is pending or threatened (whether voluntary or involuntary) or has been instituted by or against any of them;

        (n)   Consideration.    The Loan Documents were executed and delivered by the Borrower and the Guarantors to the Lender in good faith and in exchange for a reasonably equivalent value without any intent to hinder, delay or defraud any creditor of the Borrower or any of the Guarantors;

        (o)   Affiliate Transactions.    Other than the transactions contemplated hereby and the transactions contemplated in the Remington Construction Loan Agreement and the Gulfstream Construction Loan Agreement, since the date of the Unaudited Financial Statements, neither the Borrower nor any of the Guarantors has entered into any transaction or agreement with any Affiliate which is not the Borrower or a Guarantor;

        (p)   No Litigation.    There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal, or criminal), arbitration or other dispute settlement procedure; investigation or enquiry by any Governmental Body, or any similar matter or proceeding (collectively "proceedings") against or involving the Borrower or any Guarantor (whether in progress or threatened), which, if determined adversely to the Borrower or any Guarantor, could reasonably be expected to have a Material Adverse Effect or which purports to affect the legality, validity and enforceability of any Loan Document to which the Borrower or any of the Guarantors is a party; to the Borrower's knowledge, no such proceedings are threatened or contemplated by any Governmental Body or other Person; to the Borrower's knowledge, no event has occurred which could reasonably be expected to give rise to any such proceedings; and there was no judgment, decree, injunction, rule, award or order of any Governmental Body outstanding against the Borrower or any of the Guarantors which has had, or could reasonably be expected to have, a Material Adverse Effect;

        (q)   No Default.    Neither the Borrower nor any Guarantor is in default or breach under any Applicable Law or under any Material Agreement, or under the terms and conditions relating to any Material Authorizations, and there exists no state of facts which, after notice or the passage of time or both, would constitute such a default or breach; in all cases where such default or breach could reasonably be expected to result in a Material Adverse Effect; and there are no proceedings in progress, pending or threatened which could reasonably be expected to result in the revocation, cancellation, suspension or any adverse modification of any Material Authorization;

        (r)   Unmatured Event of Default or Event of Default.    No Default or Event of Default has occurred and is continuing;

        (s)   No Labour Disturbance.    No labour disturbance by the employees of the Borrower, or any of its Subsidiaries or by any horse owners or trainers exists or, to the knowledge of the Borrower, is imminent, in each case, that could reasonably be expected to have a Material Adverse Effect;

        (t)    Taxes.    Except as could not reasonably be expected to have a Material Adverse Effect, the Borrower and the Guarantors have accurately prepared and timely filed all federal, state, provincial and other tax returns that are required to be filed by them and have paid or made provision for the payment of all Taxes except those Taxes that are being disputed in good faith by appropriate proceedings for which the Borrower or any Guarantor has established on its books reserves considered by it to be adequate therefor, and including, without limitation, all Taxes that the Borrower or any Guarantor is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return). No deficiency assessment with respect to a proposed adjustment of the Borrower's or any Guarantor's federal, state, provincial or other Taxes is pending or, to the knowledge of the Borrower or any Guarantor, threatened. There was no tax Lien, whether imposed by any federal, state, provincial or other taxing authority, outstanding against the assets, properties or business of the Borrower or any Guarantor other than Permitted Encumbrances;

        (u)   Material Assets.    The Borrower and each of the Guarantors owns or licenses or otherwise has legally enforceable rights to use, under validly existing agreements use all material assets (including all real property, patents, licences, trademarks, trade names, trade secrets, service marks, copyrights and all rights with respect thereto), contracts, and other documents necessary to conduct their businesses as now conducted and that (a) all such assets (other than permits and licences) have been assigned, pledged, mortgaged or otherwise encumbered pursuant to the Security and (b) all permits and licences are subject to a negative pledge; provided that the names "Palm Meadows" and "Dixon Downs" are owned by MEC and, within 90 days of the Closing Date, each of the Palm Meadows Guarantor and the Dixon Guarantor will enter into a respective perpetual royalty-free exclusive licence agreement with MEC with respect to the applicable name;

        (v)   Material Agreements.    The list of Material Agreements included on the Disclosure Schedule (as the same may be supplemented and amended from time to time) constitutes all of the Material Agreements now in existence for the Borrower and the Guarantors. Neither the Borrower nor the Guarantors nor, to the best knowledge of the Borrower and the Guarantors, any other party thereto, is in breach of or in default of any material obligation thereunder except those in respect of which the Borrower has advised the Lender in writing from time to time and of which the Lender has indicated in writing its satisfaction. To the best knowledge of the Borrower and the Guarantors, the Material Agreements are in good standing and no event has occurred which, with the passage of time or the giving of notice or both, would constitute an event of default under any of the Material Agreements;

        (w)  Investments.    Except as disclosed in the Audited and Unaudited Financial Statements, none of the Borrower and its Subsidiaries has loans to or investments in any Person in excess of $1,000,000, nor have any of them given any guarantee or incurred any liability in connection with the indebtedness of any Person in excess of $1,000,000;

        (x)   ERISA.    (i) the Borrower and its ERISA Affiliates are in compliance in all material respects with all applicable provisions of ERISA which would result in any material liability accruing to the Borrower or its ERISA Affiliates, (ii) neither the Borrower nor any ERISA Affiliate has violated any provision of any Plan, (iii) no Reportable Event has occurred and is continuing with respect to any Plan initiated by the Borrower or any ERISA Affiliate, (iv) the Borrower and all ERISA Affiliates have met their minimum funding requirements under ERISA with respect to each Plan, and (v) each Plan was able to fulfill its current benefit obligations as they come due in accordance with the Plan documents;

        (y)   Investment Company.    Neither the Borrower nor any Guarantor is an "investment company", or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company", as such term is defined in the Investment Company Act of 1940, as amended; provided that with respect to "affiliated persons" this representation is made solely to the best knowledge of the Borrower and the best knowledge of each of the Guarantors, without any investigation, with respect to the holders of publicly traded securities of the Borrower and provided that no representation is made herein with respect to Magna International Inc. or MI Developments Inc. and the holders of their securities. Neither the making of any Advances, nor the application of the proceeds or repayment thereof by the Borrower, nor the consummation of the other transactions contemplated hereby, will violate any provision of such Act or any rule, regulation or order of the Securities Commission thereunder;

        (z)   Margin Regulations.    Neither the Borrower nor any Guarantor is engaged, nor will any of them engage, principally or as one of its primary activities, in the business of extending credit for the purpose of "purchasing" or "carrying" any "margin stock" within the respective meanings of each of the quoted terms under Regulation U, and neither the Borrower nor any of the Guarantors owns margin stock which, in each case, in the aggregate, would constitute over 25% of the assets of such Person and no proceeds of the Loan will be used to purchase or carry, directly or indirectly, any margin stock or to extend credit, directly or indirectly, to any Person for the purpose of purchasing or carrying any margin stock;

        (aa) Foreign Ownership.    Neither the Borrower nor any of the Guarantors is or will be a "foreign corporation", "foreign partnership", "foreign trust", "foreign estate", "foreign person", "affiliate" of a "foreign person" or a "United States intermediary" of a "foreign person" within the meaning of the IRC, Sections 897 and 1445, the Foreign Investments in Real Property Tax Act of 1980, the International Foreign Investment Survey Act of 1976, the Agricultural Foreign Investment Disclosure Act of 1978, or the regulations promulgated pursuant to such Acts or any amendments to such Acts;

        (bb) Other Regulations.    Neither the Borrower nor any Guarantor is subject to regulation under the Investment Company Act of 1940, the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, any state public utilities code or to any other law, regulation, rule, limitation or restriction of a Governmental Body limiting its ability to incur indebtedness;

        (cc) USA Patriot Act.    Neither the Borrower nor any of the Guarantors nor any Affiliate thereof, is identified in any list of known or suspected terrorists published by any United States government agency (individually, as each such list may be amended or supplemented from time to time, referred to as a "Blocked Persons List") including, without limitation, (i) the annex to Executive Order 13224 issued on September 23, 2001 by the President of the United States and (ii) the Specially Designated Nationals List published by the United States Office of Foreign Assets Control;

        (dd) No Agreement to Sell Assets; Reorganizations.    Except as specifically set forth in the Borrower Recapitalization Plan, neither the Borrower nor any of its Subsidiaries has any legal obligation, absolute or contingent, to any Person or entity to sell any of its assets (including real and personal property), except in the ordinary course of business consistent with past practice; or to effect any merger, consolidation or other reorganization of the Borrower or any of its Subsidiaries with any other Person or entity or to enter into any agreement with respect thereto;

        (ee) Adequate Insurance.    All of the property of the Borrower and the Guarantors is insured with good and responsible companies against fire and other casualties in the same manner and to the same extent as such insurance is usually carried by Persons carrying on a similar business and owning similar property located in the same general area as the property owned by the Borrower or Guarantor, as the case may be, including the Properties, and the Borrower and each of the Guarantors maintains or causes to be maintained with good and responsible insurance companies adequate insurance against business interruption with respect to the operations of all of such property and liability on account of damage to Persons or property, including damage resulting from product liability, and under all applicable workers' compensation laws, in the same manner and to the same extent as such insurance is usually carried by Persons carrying on a similar business and owning similar property;

        (ff)  Licences and Permits.    Except for Permitted Encumbrances, neither the Borrower nor any of its Subsidiaries has pledged any licences or permits, held by it or any of its Subsidiaries, to a third party;

        (gg) Title.    Subject only to Permitted Encumbrances, the Borrower and (where applicable) each Guarantor is the absolute beneficial owner of and has good and marketable title in fee simple to, or has a good and marketable leasehold interest in, all of the Properties, details of which are set forth in Schedule C hereto. The Disclosure Schedule contains an accurate and complete list of the municipal addresses of all Properties. The Borrower and (where applicable) each Guarantor is the beneficial owner, lessee or licensee, as the case may be, of all of its other real and personal property and has good title thereto, or other applicable interest therein, free and clear of any Liens other than Permitted Encumbrances;

        (hh) Improvements.    The present use of each Property complies, and the future use of each Property will comply, in all material respects, with all: (a) applicable legal and contractual requirements with regard to the use, occupancy, construction and operation thereof, including, without limitation, all zoning, subdivision, environmental, flood hazard, fire safety, health, handicapped facilities, building and other laws, ordinances, codes, regulations, orders and requirements of any governmental agency, including the Gulfstream Development Agreement applicable thereto; (b) applicable in respect of each Property building, occupancy and other permits, licences and approvals; and (c) declarations, easements, rights-of-way, covenants, conditions and restrictions of record applicable in respect of each Property;

        (ii)   Properties Access.    The Properties are accessible through all current access points, each of which connects or, upon the completion of the contemplated development of the Properties will connect, directly to a fully improved and dedicated road accepted for maintenance and public use by the Governmental Body having jurisdiction;

        (jj)   Utilities.    All utility services necessary and sufficient for the construction, use or operation of each of the Properties (now and as contemplated by the Borrower and the Guarantors in the future) are currently connected or, upon the completion of the contemplated development of the Gulfstream Property, will be connected, at the boundary of the applicable Property directly to lines owned by the applicable utility and lying in dedicated roads, including water, storm, sanitary sewer, gas, electric and telephone facilities;

        (kk) Compliance.    There are no alleged or asserted violations of law (including, without limitation, all racing and gaming laws and regulatory requirements), municipal ordinances, public or private contracts, declarations, covenants, conditions, or restrictions of record, or other requirements with respect to any of the Properties which if enforced could reasonably be expected to have a Material Adverse Effect. None of the buildings or other structures located on the Properties encroaches upon any land not leased or owned by the Borrower or one of the Guarantors, and there are no expropriation or similar proceedings, actual or threatened, of which the Borrower or any Guarantor has received notice, against any of the Properties or any part thereof, in all cases, where the existence and continuance of any encroachment, expropriation or similar proceedings could reasonably be expected to have a Material Adverse Effect. All by-laws, zoning, licences, certificates, consents, approvals, rights, permits and agreements required to enable the Properties to be used, operated and occupied in their current and intended manner are being complied with or have been obtained and are in good standing, or, to the extent that any have not already been obtained, the same are not yet required and, if not yet required, the Borrower and the Guarantors have no reason to believe that the same will not be available prior to the time that the same are so required, except, in all cases, where the breach or non-performance thereof could not reasonably be expected to have a Material Adverse Effect. All building services required for the proper functioning of the Properties have been obtained, except where failure to obtain the same could not reasonably be expected to have a Material Adverse Effect. All buildings located on the Properties are functioning properly and are fit and suitable for their intended purpose;

        (ll)   Flood Hazards/Wetlands.    None of the Properties is situated in an area designated as having special flood hazards as defined by the Flood Disaster Protection Act of 1973, as amended, or as wetlands by any Governmental Body having jurisdiction over any of the Properties;

        (mm) Environmental Conditions.    Except as disclosed in the Environmental Disclosure:

    (i)
    each of the Properties is in material compliance with all applicable Environmental Laws and all applicable Safety Laws and all operations and activities on or at each of the Properties are in material compliance with all applicable Environmental Laws and all applicable Safety Laws and to the knowledge of the Borrower and each of the Guarantors, there are no current facts, circumstances or conditions that are reasonably likely to materially affect such continued compliance;

    (ii)
    neither the Borrower nor any of the Guarantors has received, or has knowledge of any threatened, Order, notice, citation, directive, inquiry, summons or warning, verbal, written or otherwise, or any other written communication from: (A) any Governmental Body or private citizen, whether acting or purporting to act in the public interest or otherwise; (B) the current or prior owner, occupant or operator of any of the Properties; or (C) any other Person to whom any of the Borrower and any of the Guarantors could be reasonably held liable, of any actual or potential violation or failure to comply with any Environmental Law or Safety Law or of any actual or potential obligation to undertake or bear the cost of any Environmental or Safety Liability, including with respect to any Hazardous Activity;

    (iii)
    the Borrower and each of the Guarantors has obtained all material Environmental Consents and Safety Consents and has obtained or is in the process of obtaining all non-material Environmental Consents and Safety Consents, in each case as required for their use and operation of the Real Property and all such obtained Environmental Consents and Safety Consents are in good standing and the Borrower and each of the Guarantors is in compliance with all terms and conditions of such Environmental Consents and Safety Consents;

    (iv)
    there are no pending or, to the knowledge of the Borrower or any of the Guarantors, threatened, claims, encumbrances or restrictions of any nature resulting from or constituting any material Environmental or Safety Liability or arising under or pursuant to any Environmental Law or Safety Law affecting the Borrower or any of the Guarantors or any of the Properties or offsite location;

    (v)
    to the knowledge of the Borrower and each of the Guarantors, there is no material amount of Hazardous Materials present at, near or from any of the Properties, including any Hazardous Materials contained in barrels, aboveground or underground storage tanks, landfills, land deposits, surface impoundments, dumps, equipment (whether movable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, containment ponds or any other part of any facility or incorporated into any structure therein or thereon except in the ordinary course of business consistent with past practice and for which all necessary environmental disclosures have been made to Governmental Authorities;

    (vi)
    to the knowledge of the Borrower and each of the Guarantors, there has been no material Release or Threat of Release of any Hazardous Materials at or from any location where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used, processed, transported, stored, handled, treated, disposed, recycled or received from the Borrower and/or any of the Guarantors;

    (vii)
    to the knowledge of the Borrower and each of the Guarantors, there are no aboveground or underground storage tanks in or associated with any of the Properties that would have a Material Adverse Affect on any of the Properties;

    (viii)
    to the knowledge of the Borrower and each of the Guarantors, none of the Properties contains any wetlands or other sensitive, endangered or protected areas or species or flora or fauna including any that would materially impede the Construction (as defined in the Remington Construction Loan Agreement) or the Gulfstream Reconstruction (as defined in the Gulfstream Construction Loan Agreement) and/or any currently proposed development of the Palm Meadows Training Center Property;

    (ix)
    to the knowledge of the Borrower and each of the Guarantors, there are no facts or circumstances at the Properties that could form the basis for the assertion of any material Environmental or Safety Liability against the Borrower and/or any of the Guarantors, including any material Environmental or Safety Liability arising from current environmental or health and safety practices;

    (x)
    to the knowledge of the Borrower and each of the Guarantors, neither the Borrower nor any of the Guarantors has compromised or released any insurance policies, or waived any rights under insurance policies, that may provide coverage for any Environmental or Safety Liability, where such compromise, release or waiver would have a Material Adverse Effect;

    (xi)
    to the knowledge of the Borrower and each of the Guarantors, none of the Borrower, and/or any of the Guarantors has assumed the liability of any other Person or entity for, and none of the foregoing has agreed to indemnify any other Person or entity against, claims arising out of the Release of Hazardous Materials into the Environment other than on or from the Properties or other claims under Environmental Laws and Safety Laws other than claims with respect to the Properties;

    (xii)
    to the knowledge of the Borrower and each of the Guarantors, the Borrower and the Guarantors have delivered to the Lender true and complete copies of any and all reports, studies, audits, analyses, evaluations, assessments or monitoring data which could reasonably be considered to contain a material fact pertaining to Hazardous Materials or Hazardous Activities in, on, under or related to any of the Properties, the operations and approval of development of any of the Properties, compliance by the Borrower and each of the Guarantors with Environmental Laws and Safety Laws or any actual or potential Environmental or Safety Liability of any of the Subsidiaries;

    (xiii)
    the Borrower and each of the Guarantors are not aware of any material conflicts or disagreements between any Governmental Authorities and the Borrower and each of the Guarantors with respect to environmental matters; and

    (xiv)
    the Borrower and each of the Guarantors do not intend as at the date of this Agreement to decrease in any material way the resources available to any Subsidiaries to address issues under Environmental Laws or Safety Laws;

        (nn) Occupancy Agreements.    The list of all of the existing material leases, agreements to lease, licences and other forms of occupancy agreements affecting any of the Properties (collectively, the "Occupancy Agreements") included on the Disclosure Schedule constitutes all of the Occupancy Agreements that are material to the Borrower, the Guarantors and the Properties. To the best knowledge of the Borrower and/or the Guarantors, the Occupancy Agreements are in good standing and none of the parties thereto is in default of any material obligation thereunder except those in respect of which the Borrower has advised the Lender in writing from time to time and of which the Lender has indicated in writing its satisfaction;

        (oo) Casualty.    Except for the Construction (as defined in the Remington Construction Loan Agreement and the Reconstruction (as defined in the Gulfstream Construction Loan Agreement), there is no damage or destruction to any part of the Properties by fire or other casualty that has not been repaired;

        (pp) Liens on Collateral.    The Security creates in favour of the Lender valid and perfected mortgage liens and security interests in or on the Collateral, subject only to Permitted Encumbrances; and

        (qq) Disclosure.    All information provided to the Lender relating to the financial condition, business, affairs and prospects of the Borrower and the Subsidiaries (other than financial projections), consisting of those documents and materials made available for review by the Borrower and referenced in binders of materials compiled by the Borrower to assist the Lender and the Lender's counsel in connection with their due diligence review (but, for greater certainty, excluding any work product of the Lender or the Lender's counsel), together with any information set out in the Disclosure Schedule, was true, accurate and complete in all material respects and omits no material fact necessary to make such information not misleading in light of the circumstances under which such information was provided. All information (other than financial projections) furnished or made available by the Borrower and/or any of the Guarantors to the Lender to induce the Lender to enter into or maintain this Agreement is true, accurate and complete in all material respects and does not omit to state any material fact. All financial projections furnished or made available by the Borrower and/or any of the Guarantors to the Lender have been prepared in good faith, on the basis of all known facts and using reasonable assumptions and the Borrower and each of the Guarantors believes such projections to be fair and reasonable and neither the Borrower nor any of the Guarantors has any knowledge or information which would materially adversely affect such financial projections. The Borrower and each of the Guarantors has disclosed in the Disclosure Schedule everything to which it has knowledge regarding the business, operations, property, financial condition, or business prospects of itself, and each of the Properties which could result in a Material Adverse Change.

6.2                   Survival of Representations and Warranties

        All representations and warranties of the Borrower and the Guarantors in this Agreement, the Loan Documents and all representations and warranties in any certificate delivered by the Borrower pursuant hereto and thereto, shall survive execution of the Loan Documents and the making of the Loan, and may be relied upon by the Lender as being true and correct with effect as of the date given (either initially or as brought down) until the Loan is fully and irrevocably paid, notwithstanding any investigation made at any time by the Lender or on its behalf, including, without limitation, the due diligence review referred to in Section 6.1(qq). Without derogating from the foregoing, the representations and warranties of the Borrower and each of the Guarantors set out in Section 6.1(mm) shall survive the payment and performance of the Indebtedness, liabilities and obligations of the Borrower under, and the termination and release by the Lender of, this Agreement and the other Loan Documents.

ARTICLE 7
COVENANTS

7.1   Affirmative Covenants

        The Borrower and each of the Guarantors covenants and agrees with the Lender that it shall, and, except where the failure to cause any Subsidiary could not reasonably be expected to have a Material Adverse Effect, shall cause its Subsidiaries to, from and after the Closing Date until the Loan (including interest thereon) and all fees and expenses to be paid by the Borrower to the Lender hereunder are paid in full:

        (a)   Punctual Payment.    The Borrower shall pay or cause to be paid all Obligations falling due hereunder on the dates and in the manner specified herein;

        (b)   Compliance with Agreements.    Carry out all its obligations under this Agreement, the Security and the Material Agreements and shall use its reasonable efforts to cause the other parties thereto to do likewise;

        (c)   Use of Proceeds.    Use the proceeds of the Loans only as authorized in Section 2.1 hereof and subject to the terms and provisions of the Loan Documents and for no other purpose, without the Lender's prior written consent, in the Lender's sole discretion. Except as expressly permitted herein, no portion of the proceeds of the Loans shall be used by the Borrower to pay any amounts to any Affiliate, and in no event shall any amounts be paid in any manner that might cause the borrowing or the application of such proceeds to violate Regulation G, Regulation U, Regulation T or Regulation X or any other regulation of the Board of Governors of the Federal Reserve System or to violate the Securities Acts;

        (d)   Hold Disbursements in Trust.    Other than the proceeds of the Loan that will be used for the purposes set forth herein, the Borrower will receive and hold in trust for the Lender all advances made hereunder directly to the Borrower and the Borrower will not apply the same for any other purposes;

        (e)   Implementation of Borrower Recapitalization Plan.    The Borrower will use all commercially reasonable efforts to implement the Borrower Recapitalization Plan;

        (f)    Corporate Existence.    The Borrower shall maintain in good standing its corporate existence under the laws of the State of Delaware and qualify and remain duly qualified to do business and own property in each jurisdiction in which such qualification is necessary in view of, and to carry on, its Core Line of Business in a commercially reasonable manner in accordance with past practice, and each Guarantor shall maintain in good standing its corporate existence under the laws of the jurisdiction of its incorporation and qualify and remain duly qualified to do business and own property in each jurisdiction in which such qualification is necessary in view of its business and operations;

        (g)   Preservation of Material Authorizations.    Preserve, maintain in effect at all times and at all times comply in all material respects with all Material Authorizations;

        (h)   Compliance with Applicable Law, Material Agreements, etc.    (i) Except where any such failure could not reasonably be expected to have a Material Adverse Effect, comply with (A) the requirements of all Applicable Laws, with all obligations, which, if contravened, could give rise to a Lien (other than a Permitted Encumbrance) over any of the Collateral, and with all insurance policies required to be maintained under Section 7.1(q), and (B) all Material Agreements to which it is a party or by which it or its properties are bound; (ii) except where any such changes could not reasonably be expected to have a Material Adverse Effect, obtain the Lender's prior written consent (not to be unreasonably withheld) before making, permitting or allowing any material amendments or other material changes to, or the termination of, any Material Agreement (excluding leases of space in respect of the Properties of less than two thousand, five hundred (2,500) square feet) or any other agreement affecting the Security, except pursuant to an ordinary course renewal thereof consistent with past practice; (iii) notify the Lender of any default by any party with respect to such Material Agreements and take all commercially reasonable steps to cure any such default; (iv) obtain the Lender's prior written consent before entering into any agreement containing any provision which would be violated or breached by the performance of its obligations hereunder or under the Loan Documents or under any instrument or document delivered or to be delivered by it hereunder or in connection herewith, or which would violate or breach any provision hereunder or under the Loan Documents or under any instrument or document delivered or to be delivered by it hereunder or in connection herewith; and (v) obtain the Lender's prior written consent before making any material amendments to its constating documents;

        (i)    Payment of Obligations.    Subject to the right to contest legitimate disputes, and subject, where applicable to the provisos in Section 7.1(u), pay and discharge, or cause to be paid and discharged, all its indebtedness and obligations to other Persons promptly in accordance with normal terms and practices of its businesses, before they shall become in default, as well as all lawful claims for labour, materials and supplies which otherwise, if unpaid, might become a lien or charge upon its properties or any part thereof;

        (j)    Accounting Methods and Financial Records.    Maintain a system of accounting which is established and administered in accordance with GAAP and keep adequate records and books of account in which accurate and complete entries shall be made in accordance with such accounting principles reflecting all transactions required to be reflected by such accounting principles;

        (k)   Public Information.    The Borrower shall from time to time deliver to the Lender copies of all reports, financial statements, information or proxy circulars and other information sent by the Borrower to its shareholders at the same time as the Borrower sends such material to its shareholders and the Borrower shall deliver to the Lender copies of all registration statements, prospectuses, press releases, material change reports and similar disclosure documents filed by the Borrower with any securities regulatory authority (including the Securities Commission) or stock exchange, provided that if any such reports or disclosures are filed on a confidential basis, then the Borrower shall not be required to deliver the same to the Lender until such time as they are no longer filed on a confidential basis;

        (l)    Books and Records; Reporting.    Keep and maintain (and provide the Lender and its representatives and agents with reasonable access and copies of same if so requested by the Lender) at all times at the Borrower's address (in the case of the Borrower) or at each Guarantor's address (in the case of the Guarantors), or at the Borrower's address, or at such other place as the Lender may approve in writing, complete and accurate books of accounts and records adequate to reflect the results of the operation of each of the Properties, any financial statements required to be provided to the Lender pursuant to any of the Mortgages, and copies of all written contracts, correspondence, and other documents affecting any of the Properties. Without limiting the foregoing, the Borrower and each Guarantor agrees to deliver the following to the Lender, in duplicate:

  (i)
  upon the written request of the Lender, and contemporaneously with the Fiscal Quarter and Fiscal Year financial statements required under this Section 7.1(l), a certificate (a "Compliance Certificate") signed by an officer of the Borrower and an officer of each Guarantor stating that to the best of his or her knowledge after having made reasonable inquiry and without personal liability to such officer:

    (A)
    (1) no Unmatured Event of Default or Event of Default has occurred and is continuing or (2) if any such Unmatured Event of Default or Event of Default has occurred and is continuing, a statement as to the nature and status thereof, including specifying the relevant particulars and the period of existence thereof and the action taken, being taken or proposed to be taken by or on behalf of the Borrower or any Guarantor with respect thereto, and stating that otherwise no Unmatured Event of Default or Event of Default has occurred during such Fiscal Quarter or Fiscal Year, as applicable, which is still continuing;

    (B)
    demonstrating in reasonable detail compliance (or, as the case may be, non-compliance) at the end of the relevant Fiscal Quarter or Fiscal Year, as applicable, with the covenants contained in Section 7.1(o);

    (C)
    confirming that no distributions, dividends, transfers, loans or other payments have been made by the Borrower or the Guarantors in contravention of this Agreement; and

    (D)
    in each case where a Material Adverse Change has occurred, specifying the relevant particulars, the period of existence and the action taken, being taken or proposed to be taken by or on behalf of the Borrower of any Guarantor with respect thereto, such certificate to relate to the period from the end of the then last preceding Fiscal Quarter or Fiscal Year, as applicable, of the Borrower or such Guarantor in question to and including the date of such certificate;

  (ii)
  the Borrower and the Guarantors shall prepare and furnish (or cause to be so prepared and furnished) to the Lender:

  (A)
  within 40 days after the end of each month, an unaudited income statement and a balance sheet for the Borrower and each of the Guarantors for the preceding month, and such other documentation as the Lender may reasonably request from time to time certified as true, correct and complete by the Borrower and each of the Guarantors, as applicable;

  (B)
  as soon as available and in any event within 40 days after the end of each Fiscal Quarter of the Borrower and the Guarantors, a copy of the unaudited financial statements of the Borrower and each Guarantor for such Fiscal Quarter;

  (C)
  as soon as available and in any event within 90 days after the end of the Fiscal Year of the Borrower and the Guarantors, a copy of the audited annual financial statements for the Fiscal Year just ended of the Borrower and unaudited for each of the Guarantors fairly presenting the financial condition and the results of the operations of the Borrower and each Guarantor, including, without limitation, a balance sheet, an income statement and such additional reasonable information as the Lender may reasonably request from time to time;

  (D)
  as soon as practicable and in any event not later than 40 days after the commencement of each Fiscal Year of the Borrower and the Guarantors, projected financial statements for the following Fiscal Year, including in each case, projected balance sheets, statements of income and retained earnings and statements of cash flow of the Borrower and the Guarantors, all in reasonable detail and in any event to include projected operating and capital budgets; and

    (E)
    if reasonably requested by the Lender, the Borrower will provide supporting documentation for all receipts and expenditures disclosed on any of the aforementioned financial statements and reports, including, but not limited to, bank statements, contracts, invoices, copies of checks and general ledgers. To the extent the Lender reasonably requires based on adverse or incorrect matters disclosed in the Borrower's records or computations, the Lender may audit the accuracy of the Borrower's records and computations at any time and the reasonable costs and expenses of any such audit shall be paid by the Borrower. If an Event of Default shall be continuing, the Lender shall be free to conduct such audits as the Lender may deem reasonably necessary and such shall be paid for by the Borrower; and

  (iii)
  within 40 days after the end of each Fiscal Quarter (or more often if requested by the Lender), the Borrower shall submit to the Lender a detailed written statement of the status of any remediation activities in respect of the Properties (I) required under each of the Environmental Reports, to comply with Environmental Laws or (II) requested by the Lender in respect of the Properties, acting reasonably, including, without limitation, a statement as to remediation work performed to date and remediation work remaining to be completed and, in addition, within one month after the end of each third of a calendar year, commencing with the third of a calendar year ending April 30, 2005, the Borrower shall submit to the Lender, if requested, an update prepared by a consultant reasonably satisfactory to the Lender of (x) each of the Environmental Reports or (y) the most recent update provided to comply herewith, including in such update the amounts expended during such period;

        (m)  Reporting Requirements re Borrower Recapitalization Plan.    The Borrower shall deliver to the Lender: (i) a completed consolidated 2006 business plan of the Borrower, including detail by business unit (and covering not less than 2 years), by no later than December 15, 2005 and (ii) reasonably detailed monthly progress reports on the 15th day of each month with respect to the Borrower Recapitalization Plan and, once prepared, the completed consolidated 2006 business plan of the Borrower. The monthly progress reports shall include (i) monthly financial statements, including up-to-date cash flow forecasts, summary of capital expenditures incurred in the month, revised or amended budgets, etc., (ii) an updated marketing plan for the asset sales set out in the Borrower Recapitalization Plan, including expected dates for retaining sales agents/brokers, distributing sales materials, receiving offers, executing documentation and closing and summaries of offers and expressions of interest received, etc., (iii) an updated status report on the conditions set forth in Article 4, and (iv) such other information as the Lender requests, acting reasonably;

        (n)   Other Financial Information.    As soon as practicable following a request therefor from the Lender, the Borrower shall furnish to the Lender such other financial information as the Lender may reasonably request from time to time;

        (o)   Financial Covenants.    The Santa Anita Guarantors, on a Combined basis, must maintain EBITDA (before inter-company fees), calculated on a rolling 12-month basis at the end of each Fiscal Quarter, of not less than $11 million; and, commencing with the Fiscal Quarter ending on December 31, 2005, the Golden Gate Fields Guarantors, on a Combined basis, must maintain EBITDA (before inter-company fees), calculated on a rolling 12-month basis at the end of each Fiscal Quarter, of not less than $4 million. Notwithstanding paragraph (c) of the definition of EBITDA, all net gains from the sale of real estate which were included in the calculation of Net Income will be deducted from EBTIDA for purposes of performing any calculations required by this Section 7.1(o);

        (p)   Required Remediation and Environmental Actions.    The Borrower shall provide the Lender, within 90 days of the Closing Date, with a Phase I Environmental Site Assessment ("ESA") report or Phase I ESA Update report prepared by a qualified consultant (with reliance thereon expressly extended to the Lender) for each of the Golden Gate Property and The Meadows Property. In the event that any of the Phase I ESA reports or Phase I ESA Update reports recommend further investigations, all work related to such investigations is to be undertaken by the Borrower and led by the Guarantors and completed by a qualified consultant with a report in relation to the investigations at each of the Golden Gate Property and The Meadows Property to be delivered to the Lender (with reliance thereon expressly extended to the Lender) within 180 days of the Closing Date. All Phase I ESA reports, Phase I ESA Update reports and reports regarding further investigations hereunder shall be defined as the "Initial ESAs". The Borrower or the Guarantors hereby agree to complete (within a reasonable period of time following the date of receipt of the Initial ESAs) the remediation actions recommended to be taken in the Environmental Reports with respect to the Golden Gate Property and The Meadows Property in the Environmental Reports and not heretofore undertaken which, if not undertaken, would be reasonably likely to have a Material Adverse Effect. The term "Environmental Reports" means collectively the environmental reports referred to in Schedule D, and any updates or addenda thereto if and to the extent approved by the Lender in writing along with a reliance letter relating thereto addressed to the Lender in form and substance satisfactory to the Lender. In connection with such required remediation actions, the Borrower or the Guarantors shall obtain an update to the applicable Environmental Report as and when requested by the Lender, acting reasonably, reporting as to the remediation work undertaken and confirming that the remaining environmental conditions are in conformity with Environmental Laws. In connection with each update to an Environmental Report, the Borrower or the Guarantors shall obtain a reliance letter relating thereto addressed to the Lender in form and substance reasonably satisfactory to the Lender and shall deliver such updates and reliance letters to the Lender. The Borrower and the Guarantors covenant that any soils or other materials that are removed in connection with any remediation of any of the Properties shall be disposed of in conformity with requirements of law at a location other than any of the Properties;

        (q)   Maintenance of Insurance.    The Borrower shall maintain on behalf of itself and its Subsidiaries or shall cause its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower or such Subsidiary operates, with the Lender having approved the present insurers and insurance; provided, however, that the Borrower and its Subsidiaries may self-insure to the same extent as other companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower or such Subsidiary operates and to the extent consistent with prudent business practice;

        (r)   Payment of Taxes.    The Borrower and each of its Subsidiaries shall:

    (i)
    pay and discharge all Taxes, duties, assessments and other liabilities payable by the Borrower or such Subsidiary;

    (ii)
    withhold and collect all Taxes required to be withheld and collected by it and remit such Taxes to the appropriate Governmental Body at the time and in the manner required; and

    (iii)
    pay and discharge all obligations incidental to any trust imposed upon it by statute which, if unpaid, might become a Lien (other than a Permitted Encumbrance) upon any of its Properties;

    except that no such Taxes or obligations need be paid, collected or remitted if (i) it is being actively and diligently contested in good faith by appropriate and timely proceedings, (ii) reserves considered adequate by the Borrower or its Subsidiaries shall have been set aside therefor on its books, and (iii) such Taxes or obligation shall not have resulted in a Lien other than a Permitted Encumbrance, for which any enforcement proceedings, if commenced, shall have been stayed and, in any event, appropriate security shall have been given, if required, to prevent the commencement or continuation of proceedings;

        (s)   Tax Deposits.    Upon written direction from the Lender after the occurrence of an Unmatured Event of Default or an Event of Default which remains uncured, the Borrower shall immediately commence to deposit with the Lender commencing with the first interest payment due under the Loan and on the first day of each month thereafter until the earlier of (i) the date that the Indebtedness is fully paid and (ii) the Unmatured Event of Default or Event of Default has been cured, a sum equal to one-twelfth (1/12) of the total annual taxes and assessments (general and special) respecting each of the Properties and the costs of insurance premiums, based upon the Lender's reasonable estimate as to the amount of the taxes, assessments and premiums to be levied, assessed and incurred (except to the extent, and only to the extent, that, in respect of the Golden Gate Property and/or the Santa Anita Property, the Borrower or any Guarantor is making such payments to BMO and/or Wells Fargo, as the case may be, pursuant to the BMO Credit Agreement and/or the Santa Anita Senior Credit Facility). The Borrower's initial deposit shall be increased by an amount equal to the Lender's reasonable estimate of the amount of such taxes and insurance premiums to become owing on the due dates for the payment of such taxes and insurance premiums less the monthly payments to be deposited hereunder prior to such due dates. If any such taxes or insurance premiums relating to each of the Properties are also related to other premises, the amount of any deposit hereunder shall be based upon the Borrower's and/or any Guarantor's share of the taxes, assessments or insurance premiums, the Borrower shall apportion the total amount of the taxes, assessments or premiums levied or assessed as between such other premises and each of the Properties for the purposes of computing the amount of any deposit hereunder. Such deposits shall be held without any allowance of interest. Such deposits shall be used for the payment of such taxes, assessments and insurance premiums on each of the Properties on the earliest possible date when such payments become due. If the funds so deposited are insufficient to pay any such taxes, assessments and insurance premiums for any year when the same shall become due and payable, the Borrower shall, within 10 Banking Days after receipt of demand therefor from the Lender, deposit such additional funds as may be necessary to pay such taxes, assessments and insurance premiums in full. If the funds so deposited exceed the amount required to pay such taxes, assessments and insurance premiums for the year, the excess shall be applied on a subsequent deposit or deposits. Said deposits shall be kept in a separate, non-interest bearing account created by and in the name of the Lender. Upon the occurrence of an Unmatured Event of Default or an Event of Default, the Lender may, at its option, without being required to do so, apply any monies at the time on deposit pursuant to this Section 7.1(s) on any of the Indebtedness, in such order and manner as the Lender may elect. When the Indebtedness has been fully paid, any remaining deposits shall be paid to the Borrower. A security interest within the meaning of the Uniform Commercial Code of the state in which the Borrower is organized as a legal entity is hereby granted to the Lender in and to any monies at any time on deposit pursuant to this Section 7.1(s), as additional security for the Indebtedness. Such funds shall be applied by the Lender for the purposes made hereunder and shall not be subject to the direction or control of the Borrower. The Lender shall not be liable for any failure to apply the funds so deposited hereunder to the payment of any particular taxes, assessments and insurance premiums unless the Borrower, while not in default hereunder, shall have requested the Lender in writing to make application of such funds to the payment of the particular taxes, assessments or premiums for payment of which they were deposited, accompanied by the bills for such taxes, assessments or premiums. The Lender shall not be liable for any act or omission taken in good faith or pursuant to the instruction of any party, but shall be liable only for gross negligence or wilful misconduct;

        (t)    Preserve Security.    The Borrower and each of the Guarantors shall upon reasonable request in writing by the Lender do, observe and perform all matters and things reasonably within its powers necessary or expedient to be done, observed or performed for the purpose of maintaining and preserving the security interest of the Lender as provided for herein and in the Security as valid security, perfected in the manner contemplated hereby and in the Security;

        (u)   Defense of Collateral.    The Borrower and the Guarantors shall pay when due all obligations, lawful claims or demands with respect to each of the Properties which, if unpaid, might result in, or permit the creation of, any Lien on such Property, including but not limited to all lawful claims for labour, materials and supplies; provided that the Borrower or the applicable Guarantor shall have the right to contest any such claim so long as the Borrower or such Guarantor posts a bond acceptable to the Lender to protect the Lender's interest in such Property, and, in general, do or cause to be done everything necessary to fully preserve the rights and interests of the Lender under this Agreement and the other Loan Documents in respect of such Property. The Borrower and the Guarantors shall at all times defend the Lender's interest in and to the Properties, and the priority position of said interest subject to the Permitted Encumbrances, against any and all claims of any Person adverse to the Lender. The Borrower and the Guarantors shall take all actions reasonably deemed necessary or appropriate by the Lender to give effect to the Lender's priority of interests contemplated by this Agreement and the other Loan Documents;

        (v)   Maintenance of the Properties.    Subject to work done in connection with the Construction (as defined in and permitted by the Remington Construction Loan Agreement) and the Reconstruction (as defined in and permitted by the Gulfstream Construction Loan Agreement), the Borrower and the Guarantors shall keep the Properties, including all buildings and improvements now or hereafter situated thereon, and all equipment owned by them and material to the operation of any of the Properties, in good condition subject to reasonable wear and tear, not commit or permit any waste thereof, make all necessary or advisable repairs, replacements and improvements and subject to force majeure, and complete and restore promptly and in good workmanlike manner any building, improvements or other items of any of the real property that may be damaged, or destroyed, and subject to the right to contest legitimate disputes, pay when due all costs incurred therefor;

        (w)  Material Adverse Change.    Upon the happening of any Material Adverse Change, the Borrower and/or the Guarantors shall promptly advise the Lender of such change or event;

        (x)   Notice of Default.    The Borrower and each of the Guarantors shall promptly provide the Lender with a copy of all written notices and reports received or delivered by the Borrower or such Guarantor (including notices of default) under any of the Organizational Documents, Occupancy Agreements, Construction Contracts or Material Agreements or any other agreement providing for the borrowing of money or other extension of credit, and notices of violations of Applicable Law received by the Borrower or any of the Guarantors relating to any of the Properties that might have a Material Adverse Effect, including, without limitation, all racing and/or gaming licenses. The Borrower shall furnish, or cause to be furnished, to the Lender, immediately upon becoming aware of the existence of an Event of Default or any Unmatured Event of Default, written notice of the existence of any such event or the existence of any such condition;

        (y)   Notification of Attachment or Other Action.    As soon as it becomes aware of same, the Borrower and/or each of the Guarantors shall immediately notify the Lender in writing of any attachment or other legal process levied or threatened against any of the Properties, or the institution of any action, suit or proceeding by or against the Borrower, any of the Guarantors or any of the Properties, or any information received by the Borrower and/or any of the Guarantors relative to any of the Guarantors and/or the Borrower or any of the Properties which might have a Material Adverse Effect or constitute a Material Adverse Change;

        (z)   Notice of Litigation and Other Matters.    The Borrower and the Guarantors shall, as soon as practicable after any of them shall become aware of the same, give notice to the Lender of the following events:

    (i)
    the commencement of any action, proceeding, arbitration or investigation against or in any other way relating adversely to the Borrower or any of the Guarantors or any of their respective properties, assets or businesses by any Person (including any Governmental Body) which, if adversely determined, could singly or when aggregated with all other such actions, proceedings, arbitrations and investigations reasonably be expected to have a Material Adverse Effect;

    (ii)
    any actual, pending or threatened litigation, arbitration or other proceeding relating to the Borrower or any of the Guarantors or any of their property, assets or business, including any of the Properties, which if decided adversely could result in a Material Adverse Change;

    (iii)
    any insurance claim made by the Borrower or any of the Guarantors in excess of $1,000,000;

    (iv)
    any development which has had or could reasonably be expected to have a Material Adverse Effect; and

    (v)
    any Default or Event of Default;

    specifying, in each case, the relevant particulars thereof and the period of existence thereof and the action taken, being taken or proposed to be taken by or on behalf of the Borrower or any Guarantor with respect thereto;

        (aa) Surveys.    After the recording of any subdivision, plan of subdivision or small-scale planned development with respect to any of the Properties, the Borrower and the Guarantors shall obtain and deliver to the Lender, at the Borrower's and Guarantors' expense, in a form reasonably acceptable to the Lender: (i) an updated plan of survey for such Property showing such Property as so subdivided; and (ii) an endorsement to the Lender's title insurance policy confirming the new legal description created by said subdivision and affirmative insurance that the Mortgage in respect of such Property continues to encumber such Property, as subdivided and newly described;

        (bb) Inspections and Meetings.    The Borrower and each of the Guarantors shall permit each of the Lender and its authorized employees, representatives and agents at reasonable times and during normal business hours, upon giving reasonable notice, to discuss, or meet at the head office of the Borrower to discuss, with senior management of the Borrower, the business, property, financial condition and prospects of the Borrower and/or any of the Guarantors (including the Borrower Recapitalization Plan) and to inspect any of the Properties;

        (cc) USA Patriot Act.    The Borrower hereby covenants that until such time as the Obligations are paid in full, neither it nor any of its Subsidiaries will take action (or fail to take any action) that would violate the PATRIOT Act, IEEPA or OFAC and will take all customary and reasonable steps to ensure that they are in compliance with any orders issued thereunder. For purposes hereof, "IEEPA" means the International Emergency Economic Power Act, 50 U.S.C. §1701 et. seq., "OFAC" means the U.S. Department of Treasury's Office of Foreign Asset Control and "PATRIOT Act" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-56) (The USA PATRIOT Act);

        (dd) SHRCP Approval.    Each of The Meadows Guarantors and the Borrower covenants that it will promptly seek the approval of the State Harness Racing Commission of Pennsylvania under 58 Pa. Code Section 185.22 in respect of The Meadows Guarantors' Guarantee and Indemnity and all Security and granted by The Meadows Guarantors to the Lender hereunder (the "SHRCP Approval"), and further covenants that it will not take any act (or omit to take any act) that disqualifies any of The Meadows Guarantors from applying, obtaining, maintaining or receiving a license under the Pennsylvania Race Horse Development and Gaming Act, 4 Pa. C.S.A. Sections 1101-1904 (2004) or related regulations as in effect from time to time;

        (ee) Separateness of Guarantors.    Each of the Guarantors shall:

    (i)
    maintain books and records and, if a Guarantor providing a secured guarantee hereunder, bank accounts, separate from those of any other Person and maintain separate financial statements, except that it may also be included in consolidated financial statements of its Affiliate;

    (ii)
    except for the Dixon Guarantor and the Ocala Guarantor, be, and at all times hold itself out to the public and all other Persons as, a separate legal entity and correct any known misunderstandings regarding its existence as a separate legal entity;

    (iii)
    pay the salaries of its own employees, if any, and maintain a sufficient number of employees in light of its contemplated business operations;

    (iv)
    except for the Dixon Guarantor and the Ocala Guarantor, use its own stationary, invoices and cheques;

    (v)
    file its own tax returns with respect to itself (or consolidated tax returns, if applicable) as may be required under applicable law;

    (vi)
    except as contemplated by the Loan Documents, and except for the Dixon Guarantor and the Ocala Guarantor, not commingle or permit to be commingled its funds or other assets with those of any other Person;

    (vii)
    maintain its assets in such a manner that it is not costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

    (viii)
    except as contemplated by the Loan Documents, the Gulfstream Construction Loan Agreement and the Remington Construction Loan Agreement, not guarantee or otherwise hold itself or its assets out to be responsible or available for the debts or obligations of any Person, including any Affiliate;

    (ix)
    except for the Dixon Guarantor and the Ocala Guarantor, conduct business in its own name;

    (x)
    within 60 days of the Closing Date, have and maintain at least one director and at least one officer different from the directors and officers of the Borrower and the other Guarantors;

    (xi)
    hold separate annual shareholder meetings (or adopt written resolutions in lieu thereof where permitted under applicable corporate law), with a copy of such minutes and/or resolutions delivered to the Lender;

    (xii)
    hold separate quarterly and annual Board of Directors meetings (or adopt written resolutions in lieu thereof where permitted under applicable corporate law), with a copy of such minutes and/or resolutions delivered to the Lender; and

    (xiii)
    maintain adequate capital in light of its contemplated business operations;

        (ff)  Sale of Flamboro Downs.    In the event that the closing of the proposed sale of the Flamboro Downs racetrack to Great Canadian Gaming Corporation does not take place within 120 days of the Closing Date, or at any time such transaction is terminated or abandoned by any of the parties thereto, the Borrower will cause Ontario Racing Inc., Flamboro Downs Holdings Limited and Flamboro Downs Limited (collectively, the "Flamboro Guarantors"), each a wholly-owned Subsidiary of the Borrower, to forthwith execute and deliver to the Lender an unsecured guarantee and indemnity (the "Flamboro Guarantee and Indemnity") in respect of the Indebtedness, in form and substance satisfactory to the Lender, acting reasonably, and shall pay to such guarantors a guarantee fee in an amount satisfactory to the Lender, acting reasonably; and in such event, the definition of "Security" herein shall thereafter include the Flamboro Guarantee and the definition of "Guarantors" herein shall thereafter include the Flamboro Guarantors; and

        (gg) Remington Property.    Until the escrow conditions set out in the Remington Escrow Agreement have been satisfied, the Borrower shall deliver to the Lender all reporting, notification and financial information in respect of the Remington Borrower that the Remington Borrower would have been required to deliver pursuant to the terms of the Remington Construction Loan Agreement had the Remington Construction Loan Agreement not been made subject to the Remington Escrow Agreement.

7.2   Negative Covenants

        The Borrower and each of the Guarantors covenants and agrees with the Lender that, except as expressly permitted under this Agreement and the other Loan Documents, it shall not, nor shall it permit any of its respective Subsidiaries to, from and after the Closing Date until the Loan (including interest thereon) and all fees and expenses to be paid by the Borrower to the Lender hereunder are paid in full:

        (a)   Encumber Property.    Create, grant, assume or suffer to exist any Lien upon any of its or their properties or assets, other than Permitted Encumbrances and Liens arising in connection with financial assistance permitted by Section 7.2(h);

        (b)   Capital Expenditures.    Without the Lender's prior written approval, exercisable in the Lender's sole discretion, incur or commit or agree to incur any Capital Expenditures, or any lienable work to be done to or for the benefit of any of the Properties, except for (i) in accordance with the Borrower Recapitalization Plan, (ii) the Construction (as defined in and permitted by the Remington Construction Loan Agreement), (iii) the Reconstruction (as defined in and permitted by the Gulfstream Construction Loan Agreement) and (iv) emergency repairs;

        (c)   Transactions with Affiliates.    Repay any existing indebtedness or liabilities owed to, or otherwise enter into any transaction or agreement with, any Affiliate (or any corporation which, after the transaction in question becomes effective, would become an Affiliate), other than the Lender and its Affiliates (other than the Borrower and its Subsidiaries), or permit any of its Subsidiaries to enter into any such transaction, other than (i) with an Affiliate which is the Borrower or a Guarantor, (ii) where such transaction constitutes the purchase, sale or lease of assets or the purchase or provision of services, in each case in the ordinary course of business consistent with past practice and either (A) such transaction is conducted on commercially reasonable terms and conditions, or (B) if such transaction relates to sharing facilities or personnel among the Borrower and one or more of its Affiliates, the related costs are allocated on a reasonable basis or (iii) where the repayment is of unsecured intercompany indebtedness that is Permitted Debt and has been established in the ordinary course of the Borrower's cash management process consistent with past practice;

        (d)   Amalgamations, etc.    Except as specifically set forth in the Borrower Recapitalization Plan, enter into any transaction (including by way of reorganization, consolidation, amalgamation, liquidation, transfer, sale or otherwise) whereby the Borrower or any of its Subsidiaries, all or any other material portion of the undertaking, property and assets of the Borrower or any of its Subsidiaries, would become the property of any other Person;

        (e)   Change in Ownership of Subsidiaries.    Except as specifically set forth in the Borrower Recapitalization Plan, sell or otherwise transfer or dispose of any shares in the capital stock of any Subsidiary, or any warrants, rights or options to acquire such stock, or permit any Subsidiary to issue, sell or otherwise transfer or dispose of any shares in its capital stock or the capital stock of any Subsidiary or any warrants, rights or options to acquire such stock except to the Borrower or any Subsidiary;

        (f)    Investments; Acquisitions.    Engage directly or indirectly in any business activity unrelated to its Core Line of Business, or purchase or otherwise acquire or make any investment in any properties or assets, or permit or otherwise undertake any Acquisitions; provided, however, that the Borrower may (i) make investments in Cash Equivalents in amounts and pursuant to terms acceptable to the Lender, acting reasonably, and (ii) increase its investment in Amtote International, Inc. ("Amtote") at a cost not to exceed $7 million on the condition that the shares of the Borrower's Subsidiary that owns Amtote will be pledged to the Lender as first ranking security;

        (g)   Restricted Payments:    Without in any way limiting the generality of the restrictions and limitations contained within the covenants referenced in this Agreement, for so long as the Loan and/or any Guarantees and Indemnities delivered in connection therewith remains outstanding, the Borrower and each of its Subsidiaries (except for the Gulfstream Guarantor, the Palm Meadows Training Guarantor and the Remington Borrower, which entities shall be permitted to make restricted payments in accordance with and subject to the provisions set forth in the Gulfstream Construction Loan Agreement and the Remington Construction Loan Agreement) is prohibited from undertaking the following without the express prior written consent of the Lender in its sole and absolute discretion:

  (i)
  making any payments on, in respect of or arising under or in connection with any indebtedness pari passu with or subordinated to the Loan or indebtedness owed to any Affiliate, including any indebtedness owing to a shareholder or a Subsidiary (other than the Lender), other than payments of interest due and owing where the making of such payments will not result in an Unmatured Event of Default or an Event of Default under this Agreement; provided, however, that the Borrower may make payments of principal on its existing unsecured indebtedness in favour of MEC Grundstucksentwicklungs GmbH and Fontana Betelligungs AG;

  (ii)
  making any loans to third parties or Affiliates; provided, however, that the Borrower and its Subsidiaries may enter into unsecured intercompany indebtedness that is Permitted Debt pursuant to clause (xiii) of the definition thereof;

  (iii)
  redeeming, purchasing or otherwise retiring or cancelling for consideration any securities (including any warrants, options or rights to acquire securities, "Securities"), excluding conversion of the Subordinated Debt into equity of the Borrower in accordance with its terms;

  (iv)
  creating any sinking fund or entering into any analogous arrangement whereby cash is set aside or segregated for the payment of any indebtedness, other than the Loan, or for the acquisition of any equity securities of the Borrower;

  (v)
  except for issuances of the Borrower's Class A Subordinate Voting Stock, issuing any Securities containing any mandatory or fixed payment obligations of any kind, whether dividend or premium or otherwise;

  (vi)
  declaring or paying any dividends, other than in the case of the Borrower as required by the Borrower's certificate of incorporation;

  (vii)
  paying any management, consulting or similar fee, or comparable payment outside of the ordinary course of business consistent with past practice (which past practice the Lender acknowledges includes the payment of management fees to the Borrower by its Subsidiaries of up to 2.5% of the gross revenues of such Subsidiary); and

  (viii)
  entering into any transactions with any Affiliate for the purposes of undertaking indirectly any transaction or activity that is otherwise prohibited by this Section 7.2(g);

        (h)   Debt.    Directly or indirectly, incur, assume or suffer to exist any indebtedness (including Capital Lease Obligations and Contingent Liabilities) or enter into any guarantees, hypothecation, contracts or other agreements which would make the Borrower or such Subsidiary liable for any indebtedness (including Capital Lease Obligations and Contingent Liabilities) or expense other than (i) Permitted Debt or (ii) indebtedness arising in connection with financial assistance permitted by Section 7.2(i);

        (i)    Financial Assistance.    Provide financial assistance, either directly or indirectly, by means of a guarantee, provision of security or otherwise to any Person, except for (i) Permitted Debt or Permitted Encumbrances and any other obligations which the Borrower may enter into in favour of the Lender, (ii) financial assistance given by the Borrower to any Guarantor, or by any Guarantor to the Borrower or any other Guarantor and (iii) financial assistance given to a Subsidiary in connection with an acquisition or investment expressly permitted by this Agreement;

        (j)    Disposition of Assets.    Sell, assign, transfer, convey, lease or otherwise alienate or dispose of any assets or properties, or any interest therein (financial or management) whether legal or equitable (or agree to do any of the foregoing), outside of the ordinary course of business consistent with past practice, without the prior written consent of the Lender; except that the Borrower or any Guarantor may (i) sell, lease or consign assets or properties contemplated for sale in the Borrower Recapitalization Plan or that constitutes real property held for sale or development or constitutes excess racetrack lands, provided that, in all cases, the proceeds therefrom are used to pay off debt in accordance with Section 2.4 and (ii) transfer, abandon, surrender or otherwise dispose of any non-material fixtures, equipment, machinery, tools, implements, facilities and appliances which may have become worn out, unserviceable, obsolete, unsuitable or unnecessary in the conduct of their businesses;

        (k)   ERISA.    Following the Closing Date, (i) Adopt or institute any Employee Benefit Plan that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA, (ii) take any action which will result in the partial or complete withdrawal, within the meanings of Sections 4203 and 4205 of ERISA, from a Multiemployer Plan except in the case of a closure of the businesses or facilities of an ERISA Affiliate, (iii) engage or permit any Person to engage in any non-exempt transaction prohibited by Section 406 of ERISA or Section 4975 of the IRC involving any Employee Benefit Plan or Multiemployer Plan which would subject Borrower, any of the Guarantors or any ERISA Affiliate to any tax, penalty or other liability including a liability to indemnify, (iv) incur or allow to exist any accumulated funding deficiency (within the meaning of Section 412 of the IRC or Section 302 of ERISA), except for any funding deficiencies that relate to a Multiemployer Plan caused by a third party (other than an Affiliate of the Borrower), (v) fail to make full payment when due of all amounts due as contributions to any Employee Benefit Plan or Multiemployer Plan, (vi) fail to comply with the requirements of Section 4980B of the IRC or Part 6 of Title I(B) of ERISA, (vii) adopt any amendment to any Employee Benefit Plan which would require the posting of security pursuant to Section 401(a)(29) of the IRC or (viii) permit any ERISA Affiliate to do any of the things referred to in items (i) to (vii) above, where singly or cumulatively, the above could be reasonably likely to have a Material Adverse Effect;

        (l)    Assertion of Certain Claims and Defenses.    To the extent permitted by Applicable Law, assert in any judicial proceeding any lender liability claim or counterclaim, the defense of lack of consideration or violation of any applicable usury laws or any similar legal or equitable defense to the validity or enforceability of this Agreement or any other Loan Document;

        (m)  Sale Leasebacks.    Directly or indirectly, become or remain liable as lessee or as guarantor or other surety with respect to any lease of any property (whether real or personal or mixed), whether now owned or hereafter acquired, (i) which the Borrower or any Guarantor has sold or transferred or is to sell or transfer to any other Person other than the Borrower or a Guarantor or (ii) the Borrower or any Guarantor intends to use for substantially the same purpose as any other property which has been sold or is to be sold or transferred by the Borrower or any Guarantor to any Person other than the Borrower or a Guarantor in connection with such lease; and

        (n)   Licences and Permits:    Pledge any licences or permits, held by it or any of its Subsidiaries, to any third party, other than licences or permits in respect of The Meadows Property on terms acceptable to the Lender in accordance with the Additional Financing (as such term is defined in the Gulfstream Construction Loan Agreement);

        (o)   Occupancy Agreements.    Enter into, nor permit to be entered into Occupancy Agreements for any space which constitutes any material part of the Properties or any of them without the prior written approval of the Lender, acting reasonably, other than stall agreements, horsemen's quarters and leases for operations such as blacksmiths and veterinarians on market terms and consistent with past practice;

        (p)   Use.    Use or develop a Property for any purposes other than as contemplated under the Gulfstream Development Agreement, the Gulfstream Construction Contracts (as defined in the Gulfstream Construction Loan Agreement), the Remington Construction Contracts (as defined in the Remington Construction Loan Agreement) and other permitted related purposes. Neither the Borrower nor any of the Guarantors shall permit a Property or any portion thereof to be converted or take any preliminary actions which could lead to a conversion to condominium or cooperative form of ownership until such time as the Loan is paid in full, together with all interest thereon;

        (q)   Property Manager.    Enter into any property management agreement in respect of any of the Properties without the Lender's prior written consent;

        (r)   No Commingling Funds.    Commingle any assets or funds of the Guarantors (other than the Dixon Guarantor and the Ocala Guarantor) with assets or funds of any of its shareholders, members, partners, principals, Affiliates or any other Person;

        (s)   Subordinated Debt.    The Borrower shall not redeem any Subordinated Debt (other than by conversion into equity of the Borrower, in accordance with its terms) or otherwise create or become subject to any obligation to make any unscheduled repayment of principal on, or repurchase of, the Subordinated Debt; and

        (t)    No Change in Accounting Policies.    Except as required by Applicable Law, there shall be no changes to accounting policies, practices and calculation methods from the accounting policies, practices and calculation methods used by the Borrower and the Guarantors, respectively, as at the date of this Agreement.

7.3   Environmental Matters

        (a)   The Borrower and each of the Guarantors shall maintain, for itself and its Subsidiaries, a system to ensure and monitor continued compliance with Environmental Laws, which shall include reviews of such compliance, and the maintenance, in all material respects, of environmental documents and records relating to their respective businesses as required by Environmental Law.

        (b)   The Borrower and each of the Guarantors shall comply, and shall take all necessary corporate or other action to cause any of its Subsidiaries to comply with all Environmental Laws except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

        (c)   The Borrower and each of the Guarantors covenants and agrees that it and each Subsidiary shall not cause or permit a Release of any Hazardous Substance except in compliance, in all material respects, with Environmental Laws or that would not reasonably be expected to lead to material liability under Environmental Laws against the Borrower or a Subsidiary.

        (d)   The Borrower and each of the Guarantors covenants and agrees that it and each Subsidiary shall not knowingly permit, and shall use reasonable commercial efforts to prevent any person, including but not limited to any invitee, occupant or tenant of or on real property or any part thereof, to engage in any activity (or fail to take action), which is likely to lead to the imposition of any Environmental or Safety Liability against the Borrower or a Subsidiary which would have a Material Adverse Effect.

        (e)   The Borrower and each of the Guarantors shall, and shall take all necessary corporate action to cause each Subsidiary to, promptly remove any Hazardous Substance (or if removal is prohibited by any Environmental Law, the Borrower or applicable Subsidiary shall take whatever action is required to ensure compliance with such Environmental Law) from any real properties (or neighbouring lands where the Hazardous Substance has come from the Properties) to the extent required by Environmental Law where the failure to do so could reasonably be expected to have a Material Adverse Effect.

        (f)    The Borrower and each of the Guarantors shall provide the Lender with an environmental audit report (which shall include a report arising from an environmental site assessment, investigation, compliance audit or environmental review) with respect to any real property or an update of such audit (i) upon the written request of the Lender documenting its reasonable opinion that the Borrower or any Guarantor may not be in material compliance with this Section 7.3; (ii) if such audit is required by any Governmental Body or (iii) if an Event of Default relating to an environmental matter has occurred, and the Lender has made a reasonable written request to the Borrower for such audit or update to address the Event of Default within 60 days after such request, and all such audits or updates thereof shall be at the Borrower's expense.

        (g)   If the Borrower, any Guarantor or any Subsidiary (i) receives notice that any violation of any Environmental Law may have been committed or is about to be committed by it, (ii) receives notice that any administrative or judicial complaint or order has been filed or is about to be filed against it alleging violations of any Environmental Law or requiring it to take any action in connection with the release of Hazardous Substances into the environment, or (iii) receives any notice from a Governmental Body or other Person alleging that the Borrower or any Guarantor may be liable or responsible for any Environmental or Safety Liability, in each case where the ultimate liability of the Borrower and/or any of the Guarantors or any Subsidiary which may arise from such notice could reasonably be expected to have a Material Adverse Effect, the Borrower shall, and shall cause each Subsidiary to, provide the Lender with a copy of such notice within five days of receipt thereof. The Borrower and each of the Guarantors shall, and shall cause each Subsidiary to, also provide to the Lender, as soon as practicable after it becomes available, a copy of any environmental audit report (including any report arising from an environmental site assessment, investigation, compliance audit or environmental review), including any report required to be submitted to any Governmental Body. If any such report estimates the cost of any clean-up or remedial action, including any approved by a Governmental Body, to be in excess of $500,000, the Borrower and each of the Guarantors shall, and shall cause each Subsidiary to, provide evidence satisfactory to the Lender, acting reasonably, of disbursements made from time to time to effect and complete such clean-up or remedial action, including within such time as may be prescribed by a Governmental Body. The Borrower and each of the Guarantors shall, and shall cause each Subsidiary to, provide written evidence to the Lender, including a report which the Lender shall expressly be entitled to rely on, confirming the completion of the clean-up or remediation of a site with a cost in excess of $500,000, including any investigations and monitoring.

        (h)   The Borrower shall, and shall cause each Subsidiary to, permit the Lender and its authorized employees, representatives and agents, at reasonable times and during normal business hours and at the Borrower's own cost, upon giving reasonable notice, to visit, inspect and investigate (including intrusive investigations)any real property where the Lender, in its reasonable opinion, believes that the Borrower or any Subsidiary may not be in compliance with Section 7.3(g).

7.4   The Meadows

        In the event that the Lender, The Meadows Guarantors and the Third Party Senior Lender (as defined in the Gulfstream Construction Loan Agreement) are unable to negotiate and enter into the Additional Financing Inter-Creditor Agreement (as defined in the Gulfstream Construction Loan Agreement) within the specified time period set out in Section 5.5 of the Gulfstream Construction Loan Agreement, The Meadows Guarantors may, within the time period prescribed in, and on the terms and conditions set forth in, the Gulfstream Construction Loan Agreement, substitute The Meadows Security with Substitute Meadows Security (as defined in the Gulfstream Construction Loan Agreement). Notwithstanding anything else herein contained, The Meadows Guarantors' Environmental Indemnity shall remain in full force and effect following any substitution for The Meadows Security.

ARTICLE 8
CONDITIONS PRECEDENT

8.1   Conditions Precedent to Closing

        The obligations of the Lender to make available the Bridge Loan or any part thereof to the Borrower are subject to compliance, on or before the Closing Date, with each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lender and may be waived in writing by the Lender:

  (a)
  the representations and warranties set out in Section 6.1 shall be true and correct in all material respects on the Closing Date as if made on and as of such date;

  (b)
  no Default or Event of Default shall have occurred and be continuing nor shall it be reasonably anticipated that there be any Default or Event of Default immediately after giving effect to the execution of the Loan Documents;

  (c)
  the Loan Documents, all in form and substance satisfactory to the Lender, shall have been executed and delivered to the Lender;

  (d)
  the Intercreditor Agreements, in form and substance satisfactory the Lender, shall have been executed and delivered by all parties thereto;

  (e)
  the BMO Credit Agreement shall have been amended in form and substance satisfactory to the Lender, in its sole discretion, to provide for this Agreement and to provide for an extension of the term of the credit facility therein such that it expires no earlier than July 31, 2006;

  (f)
  the Lender shall have received the following in form, scope and substance satisfactory to the Lender, acting reasonably:

  (i)
  an Officer's Certificate dated the Closing Date certifying that attached thereto are true and correct copies of the following documents, and that such documents are in full force and effect, unamended:

  (A)
  the articles or constating documents of the Borrower and each Guarantor;

  (B)
  the by-laws or other organizational documents of the Borrower and each Guarantor;

  (C)
  a certificate of incumbency including sample signatures of officers and directors of the Borrower and each Guarantor who have executed any of the Loan Documents, or any other document delivered to the Lender under this Article; and

      (D)
      the resolutions or other documentation evidencing that all necessary action, corporate or otherwise, has been taken by the Borrower and each Guarantor to authorize the execution, delivery and performance of the Loan Documents to which it is a party;

    (ii)
    a certificate of status, certificate of good standing or similar certificate with respect to the jurisdiction of incorporation of the Borrower and each Guarantor;

    (iii)
    an Officer's Certificate dated the Closing Date confirming Sections 8.1(a), 8.1(b) and 8.1(c);

    (iv)
    opinions of each of the Borrower's and Guarantors' New York and Delaware Agent, the Borrower's and Guarantors' Florida Agent, the Borrower's and Guarantors' Pennsylvania Agent and the Borrower's and Guarantors' California Agent addressed to the Lender, the Lender's Agent and, as applicable, the Lender's Florida Agent, the Lender's Pennsylvania Agent, the Lender's California Agent, the Lender's Delaware Agent, or the Lender's New York Agent, which shall be similar, mutatis mutandis, to opinions provided to the Lender in connection with the initial advance under the Gulfstream Construction Loan Agreement and which shall be acceptable, in form and substance, to the Lender, acting reasonably;

    (v)
    opinions of each of the Lender's Florida Agent, the Lender's Pennsylvania Agent and the Lender's California Agent, addressed to the Lender, which shall be similar, mutatis mutandis, to opinions provided to the Lender in connection with the initial advance under the Gulfstream Construction Loan Agreement and which shall be acceptable, in form and substance, to the Lender, acting reasonably;

    (vi)
    the Disclosure Schedule;

    (vii)
    the Borrower Recapitalization Plan; and

    (viii)
    such other documentation or information as the Lender shall have reasonably requested;

  (g)
  the Lender shall have received payment in full of (i) all reasonable invoiced fees and reimbursable out-of-pocket expenses payable by the Borrower on or prior to the Closing Date in respect of this Agreement or under any other Loan Document, including payment of all reasonable fees, disbursements and out-of-pocket expenses of counsel to the Lender and (ii) the Closing Arrangement Fee. For greater certainty, the Lender acknowledges that such amounts may be paid to the Lender by the Borrower using proceeds from the initial Advance;

  (h)
  as evidence of, and security for, the Loan and all other obligations, liability and indebtedness of the Borrower hereunder and under the other Loan Documents, both present and future (the "Indebtedness"), the Borrower shall have delivered to the Lender, in form satisfactory to the Lender and its counsel:

  (i)
  a grid promissory note in the amount of One Hundred Million Dollars ($100,000,000.00) from the Borrower in favour of the Lender (the "Borrower Note");

  (ii)
  a perfected Encumbrance in all personal property of the Borrower now owned and hereafter acquired (including, licences and permits), in each case to the extent permitted by Applicable Law (with a negative pledge provided where a pledge is not permitted by Applicable Law) pursuant to a general security agreement from the Borrower to the Lender (the "Borrower General Security Agreement");

  (iii)
  a specific assignment of all inter-company loans between the Borrower and its Subsidiaries;

  (iv)
  a specific assignment to the Lender of the policies of insurance referred to in Section 6.1(ee) and the proceeds thereof, together with endorsements thereof in form and terms satisfactory to the Lender reflecting the Lender as a loss payee or additional insured, as applicable;

  (v)
  share pledges, where permitted by Applicable Law, or negative pledges if share pledges are not permitted by Applicable Law or have previously been pledged pursuant to Permitted Debt, in respect of the shares of each of the Guarantors;

  (vi)
  negative pledges in respect of the shares of each of the Subsidiaries of the Borrower other than the Guarantors (subject to any existing pledges pursuant to Permitted Debt);

  (vii)
  a perfected third priority Encumbrance on the Santa Anita Property pursuant to a mortgage of even date with this Agreement from the Santa Anita Guarantors in favour of the Lender (the "Santa Anita Third Mortgage");

  (viii)
  a third priority assignment of rents and leases generated by the use and occupancy of the Santa Anita Property pursuant to an assignment of rents and lessor's interest in the Occupancy Agreements relating to the Santa Anita Property of even date with this Agreement from the Santa Anita Guarantors to the Lender (the "Santa Anita Third Assignment of Rents and Leases");

  (ix)
  a third general assignment of the Santa Anita Guarantors' interest in the Material Agreements relating to the Santa Anita Property, where permitted; provided that if the assignment of any such Material Agreements is not permitted, the Santa Anita Guarantors shall use is commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and further agrees that if such consents and waivers are not obtained, such Material Agreement shall be held by the Santa Anita Guarantors for the benefit of and in trust for the Lender (the "Santa Anita Third Assignment of Material Agreements");

    (x)
    a perfected third priority Encumbrance in all personal property of the Santa Anita Guarantors now owned and hereafter acquired (excluding licenses and permits), in each case to the extent permitted by Applicable Law, and a negative pledge in respect of all such personal property (excluding licenses and permits), pursuant to a general security agreement from the Santa Anita Guarantors to the Lender (the "Santa Anita General Security Agreement"), it being acknowledged and agreed that the Santa Anita Third Mortgage, the Santa Anita Third Assignment of Rents and Leases, the Santa Anita Third Assignment of Material Agreements and the Santa Anita Third General Security Agreement (collectively, the "Santa Anita Security") is security for the Indebtedness, and not as security for the Santa Anita Guarantee and Indemnity;

    (xi)
    the environmental indemnity agreement in respect of the Santa Anita Property, from the Santa Anita Guarantors in favour of the Lender (the "Santa Anita Property Environmental Indemnity");

    (xii)
    related UCC financing statements;

    (xiii)
    a specific assignment to the Santa Anita Guarantors of the policies of insurance in respect of the Santa Anita Property and the proceeds thereof, together with endorsements thereof in form and terms satisfactory to the Lender reflecting the Lender as a loss payee or additional insured, as applicable;

    (xiv)
    any other collateral or security described in this Agreement or in any of the other Loan Documents, and such other assignments, mortgages, security agreements and undertakings relating to the Santa Anita Property and other documentation in support thereof as the Lender and its counsel shall reasonably require;

    (xv)
    a perfected second priority Encumbrance on the Golden Gate Fields Property pursuant to a mortgage of even date with this Agreement from the Golden Gate Fields Guarantors in favour of the Lender (the "Golden Gate Fields Second Mortgage");

    (xvi)
    a second priority assignment of rents and leases generated by the use and occupancy of the Golden Gate Fields Property pursuant to an assignment of rents and lessor's interest in the Occupancy Agreements relating to the Golden Gate Fields Property of even date with this Agreement from the Golden Gate Fields Guarantors to the Lender (the "Golden Gate Fields Second Assignment of Rents and Leases");

    (xvii)
    a second general assignment of the Golden Gate Fields Guarantors' interest in the Material Agreements relating to the Golden Gate Fields Property, where permitted; provided that if the assignment of any such Material Agreements is not permitted, the Golden Gate Fields Guarantors shall use is commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and further agrees that if such consents and waivers are not obtained, such Material Agreement shall be held by the Golden Gate Fields Guarantors for the benefit of and in trust for the Lender (the "Golden Gate Fields Second Assignment of Material Agreements");

    (xviii)
    a perfected second priority Encumbrance in all personal property of the Golden Gate Fields Guarantors now owned and hereafter acquired (excluding licences and permits), in each case to the extent permitted by Applicable Law, and a negative pledge in respect of all such personal property (excluding licences and permits), pursuant to a general security agreement from the Golden Gate Fields Guarantors to the Lender (the "Golden Gate Fields Second General Security Agreement"), it being acknowledged and agreed that the Golden Gate Fields Second Mortgage, the Golden Gate Fields Second Assignment of Rents and Leases, the Golden Gate Fields Second Assignment of Material Agreements and the Golden Gate Fields Second General Security Agreement (collectively, the "Golden Gate Fields Security") is security for the Indebtedness, and not as security for the Golden Gate Fields Guarantee and Indemnity;

    (xix)
    the environmental indemnity agreement in respect of the Golden Gate Fields Property, from the Golden Gate Fields Guarantors in favour of the Lender (the "Golden Gate Fields Property Environmental Indemnity");

    (xx)
    related UCC financing statements;

    (xxi)
    a specific assignment to the Golden Gate Fields Guarantors of the policies of insurance relating to the Golden Gate Fields Property and the proceeds thereof, together with endorsements thereof in form and terms satisfactory to the Lender reflecting the Lender as a loss payee or additional insured, as applicable;

    (xxii)
    any other collateral or security described in this Agreement or in any of the other Loan Documents, and such other assignments, mortgages, security agreements and undertakings relating to the Golden Gate Fields Property and other documentation in support thereof as the Lender and its counsel shall reasonably require;"

    (xxiii)
    in consideration of the guarantee and indemnity fees paid by the Borrower to The Meadows Guarantor in the amount of $19,800 (the "The Meadows Guarantee Fee"), the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower intends in the future to provide, to The Meadows Guarantors, and in order to induce the Lender to enter into this Agreement, the guarantee and indemnity ("The Meadows Guarantee and Indemnity") of The Meadows Guarantors, under which The Meadows Guarantors unconditionally guarantee the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other Loan Documents, and the performance of all other obligations of the Borrower under the Loan and the Loan Documents;

    (xxiv)
    as security for The Meadows Guarantee and Indemnity:

    (A)
    a perfected first priority Encumbrance on The Meadows Property pursuant to a mortgage of even date with this Agreement from The Meadows Guarantors in favour of the Lender ("The Meadows First Mortgage");

    (B)
    a first priority assignment of rents and leases generated by the use and occupancy of The Meadows Property pursuant to an assignment of rents and lessor's interest in the Occupancy Agreements relating to The Meadows Property of even date with this Agreement from The Meadows Guarantors to the Lender (the "The Meadows Assignment of Rents and Leases");

    (C)
    a first general assignment of The Meadows Guarantors' interest in the Material Agreements relating to The Meadows Guarantors Property, where permitted; provided that if the assignment of any such Material Agreements is not permitted, The Meadows Guarantors shall use their commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and further agrees that if such consents and waivers are not obtained, such Material Agreement shall be held by The Meadows Guarantors for the benefit of and in trust for the Lender (the "The Meadows Assignment of Material Agreements");

    (D)
    a perfected first priority Encumbrance in all personal property of The Meadows Guarantors now owned and hereafter acquired (excluding licenses and permits), in each case to the extent permitted by Applicable Law, and a negative pledge respect of all such personal property (excluding licenses and permits), pursuant to a general security agreement of even date with this Agreement from The Meadows Guarantors to the Lender (the "The Meadows General Security Agreement") (The Meadows Mortgage, The Meadows Assignment of Rents and Leases, The Meadows Assignment of Material Agreements and The Meadows Assignment General Security Agreement being referred to herein, collectively, as the "The Meadows Security");

      (E)
      the environmental indemnity agreement in respect of The Meadows Guarantors Property, of even date with this Agreement, from The Meadows Guarantors in favour of the Lender ("The Meadows Guarantors' Environmental Indemnity");

      (F)
      related UCC financing statements;

      (G)
      a specific assignment to The Meadows Guarantors of the policies of insurance relating to The Meadows Property and the proceeds thereof, together with endorsements thereof in form and terms satisfactory to the Lender reflecting the Lender as a loss payee or additional insured, as applicable;

      (H)
      any other collateral or security described in this Agreement or in any of the other Loan Documents, and such other assignments, mortgages, security agreements and undertakings relating to The Meadows Property and other documentation in support thereof as the Lender and its counsel shall reasonably require;

      All of the items of security referred to in this Section 8.1(h)(xxiv) shall be in priority to the same types of security provided by The Meadows Guarantors to the Lender as security for their liabilities and obligations under their guarantee and indemnity in respect of the Gulfstream Loan Construction Agreement. The obligations of The Meadows Guarantors under The Meadows Guarantors' Guarantee and Indemnity will not be operative unless the SHRCP Approval has been obtained;

    (xxv)
    in consideration of the guarantee and indemnity fees paid by the Borrower to the Golden Gate Fields Guarantors in the amount of $32,500 (the "Golden Gate Fields Guarantee Fee"), the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower intends in the future to provide, to the Golden Gate Fields Guarantors, and in order to induce the Lender to enter into the Agreement, the guarantee and indemnity (the "Golden Gate Fields Guarantee and Indemnity") of the Golden Gate Fields Guarantors, under which the Golden Gate Fields Guarantors unconditionally guarantee the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other Loan Documents and the performance of all other obligations of the Borrower under the Loan and the Loan Documents;

    (xxvi)
    related UCC financing statements;

    (xxvii)
    any other collateral or security described in this Agreement or in any of the other Loan Documents, and such other assignments, mortgages, security agreements and undertakings relating to the Golden Gate Fields Property and other documentation in support thereof as the Lender and its counsel shall reasonably require;"

    (xxviii)
    in consideration of the guarantee and indemnity fees paid by the Borrower to the Santa Anita Guarantors in the amount of $13,200 (the "Santa Anita Guarantee Fee"), the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower intends in the future to provide, to the Santa Anita Guarantors, and in order to induce the Lender to enter into the Agreement, the guarantee and indemnity (the "Santa Anita Guarantee and Indemnity") of the Santa Anita Guarantors, under which the Santa Anita Guarantors unconditionally guarantee the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other Loan Documents and the performance of all other obligations of the Borrower under the Loan and the Loan Documents;

    (xxix)
    related UCC financing statements;

    (xxx)
    any other collateral or security described in this Agreement or in any of the other Loan Documents, and such other assignments, mortgages, security agreements and undertakings relating to the Santa Anita Property and other documentation in support thereof as the Lender and its counsel shall reasonably require;"

    (xxxi)
    in consideration of the guarantee and indemnity fees paid by the Borrower to the Gulfstream Guarantor in the amount of $20,500 (the "Gulfstream Guarantee Fee"), the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower intends in the future to provide, to the Gulfstream Guarantor, and in order to induce the Lender to enter into the Agreement, the guarantee and indemnity (the "Gulfstream Guarantee and Indemnity") of the Gulfstream Guarantor, under which the Gulfstream Guarantor unconditionally guarantees the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other Loan Documents, and the performance of all other obligations of the Borrower under the Loan and the Loan Documents;

    (xxxii)
    in consideration of the guarantee and indemnity fees paid by the Borrower to the Palm Meadows Training Guarantor in the amount of $3,500 (the "Palm Meadows Training Guarantee Fee"), the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower intends in the future to provide, to the Palm Meadows Training Guarantor, and in order to induce the Lender to enter into the Agreement, the guarantee and indemnity (the "Palm Meadows Training Guarantee and Indemnity") of the Palm Meadows Training Guarantor under which the Palm Meadows Training Guarantor unconditionally guarantees the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other Loan Documents, and the performance of all other obligations of the Borrower under the Loan and the Loan Documents, such guarantee and indemnity to be limited to the value of the Palm Meadows Training Guarantor's membership interest in Palm Meadows Estates, LLC;

    (xxxiii)
    in consideration of the guarantee and indemnity fees paid by the Borrower to the San Luis Rey Downs Guarantor in the amount of $2,300 (the "San Luis Rey Downs Guarantee Fee"), the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower intends in the future to provide, to the San Luis Rey Downs Guarantor, and in order to induce the Lender to enter into the Agreement, the guarantee and indemnity (the "San Luis Rey Downs Guarantee and Indemnity") of the San Luis Rey Downs Guarantor, under which the San Luis Rey Downs Guarantor unconditionally guarantees the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other Loan Documents, and the performance of all other obligations of the Borrower under the Loan and the Loan Documents;

    (xxxiv)
    in consideration of the guarantee and indemnity fees paid by the Borrower to the Dixon Guarantor in the amount of $5,200 (the "Dixon Guarantee Fee"), the direct and indirect financial and other support that the Borrower has provided, and such direct and indirect financial and other support as the Borrower intends in the future to provide, to the Dixon Guarantor, and in order to induce the Lender to enter into the Agreement, the guarantee and indemnity (the "Dixon Guarantee and Indemnity") of the Dixon Guarantor, under which the Dixon Guarantor unconditionally guarantees the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other Loan Documents, and the performance of all other obligations of the Borrower under the Loan and the Loan Documents;

    (xxxv)
    in consideration of the guarantee and indemnity fees paid by the Borrower to the Ocala Guarantor in the amount of $3,000 (the "Ocala Guarantee Fee"), the guarantee and indemnity (the "Ocala Guarantee and Indemnity") of Ocala Guarantor, under which Ocala Guarantor unconditionally guarantees the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other Loan Documents, and the performance of all other obligations of the Borrower under the Loan and the Loan Documents; and

    (xxxvi)
    any other collateral or security described in this Agreement or in any of the other Loan Documents, and such other assignments, mortgages, security agreements and undertakings relating to any of the Properties and other documentation in support thereof as the Lender and its counsel shall reasonably require;

    The security set out above in this Section 8.1(h) (except the Borrower Note) is herein called the "Security";

  (i)
  the Lender shall have received, at the expense of the Borrower, a loan title insurance policy and evidence of zoning compliance (in the form of a zoning endorsement to the title insurance policy) in respect of each of the Mortgaged Properties, all in form, scope and substance satisfactory the Lender; and

  (j)
  all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions, negotiable documents of title and other documents and instruments to the Lender shall have been made which, in the opinion of the Lender's counsel, are desirable or required to make effective the Security created or intended to be created in favour of the Lender to ensure the perfection and the intended priority of the Security.

8.2   Conditions Precedent to Advances

        The obligation of the Lender to make any Advances is subject to compliance, on or before the relevant Borrowing Date, with each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lender and may be waived in writing by the Lender in its sole discretion:

  (a)
  as a condition precedent to the Initial Advance only:

  (i)
  the Lender shall be satisfied, in its sole and absolute discretion, with the CB Richard Ellis appraisal for the Santa Anita Property prepared for Wells Fargo dated September 10, 2004 in connection with the extension of the Santa Anita Senior Facility;

  (ii)
  the Lender shall have received and be satisfied, in its sole and absolute discretion, with an appraisal for the Golden Gate Fields Property;

  (iii)
  the Lender shall have received and be satisfied, in its sole and absolute discretion, with an appraisal for the Gulfstream and Aventura Properties;

    (iv)
    the Lender shall have received and be satisfied, in its sole and absolute discretion, with an appraisal for the Palm Meadows Residential Lands;

    (v)
    the Lender shall have received and be satisfied, in its sole and absolute discretion, with an appraisal for the San Luis Rey Downs Property;

    (vi)
    the Lender shall have received and be satisfied, in its sole and absolute discretion, with an appraisal for the Dixon Property; and

    (vii)
    the Lender shall have received and be satisfied, in its sole and absolute discretion, with an appraisal for the Ocala Property;

  (b)
  the representations and warranties set out in Section 6.1 hereof shall be true and correct on the relevant Borrowing Date as if made on and as of such date and the Borrower and the Guarantors shall have delivered a certificate to that effect;

  (c)
  no Default or Event of Default shall have occurred and be continuing nor shall it be reasonably anticipated that there will be any Default or Event of Default immediately after giving effect to the proposed Advance;

  (d)
  no Material Adverse Change shall have occurred since the Closing Date in the case of the initial Advance and in the case of each subsequent Advance, since the date of the last Advance;

  (e)
  the Lender shall have received a Borrowing Notice dated at least 5 Banking Days prior to the relevant Borrowing Date (other than with respect to the First Advance, which Borrowing Notice shall be dated contemporaneously therewith);

  (f)
  the Lender shall have received monthly progress reports relating to the Borrower Recapitalization Plan, in form and substance satisfactory to the Lender, acting reasonably; and

  (g)
  the Lender shall have received and be satisfied, in its sole and absolute discretion, with updated environmental reports for each of the Properties owned or leased by the Guarantors to be delivered pursuant to Section 7.1(p).

ARTICLE 9
EVENTS OF DEFAULT AND REMEDIES

9.1   Events of Default

        The occurrence of any of the following events shall constitute an Event of Default:

  (a)
  default by the Borrower in payment of (i) any principal when due (including, without limitation, any mandatory prepayments pursuant to Section 2.4) or (ii) any interest thereon within three Banking Days after the same becomes due or (iii) any other amount hereunder within 10 days after notice of non-payment thereof is received by the Borrower;

  (b)
  default by the Borrower or any Guarantor in the performance or observance of any covenant, condition or obligation contained in any Loan Document to which it is a party that does not require the payment of money to the Lender and such default continues for a period of 20 days (or such longer period as the Lender may in its sole discretion determine) after the earliest of (x) receipt of notice from the Lender of such default, and (y) knowledge of the existence of such default by any officer of the Borrower;

  (c)
  any representation, warranty, certificate, information or other statement (financial or otherwise) made, deemed to be made, or furnished by or on behalf of the Borrower or any Guarantor in or in connection with this Agreement or any of the other Loan Documents (i) that is not or has not been qualified by reference to "material", "in all material respects" or "Material Adverse Effect", or any other materiality standard, shall be found to be false, incorrect, incomplete or misleading in any material respect when made, deemed to be made, or furnished or (ii) that is or has been qualified by reference to "material", "in all material respects" or "Material Adverse Effect", or any other materiality standard, shall be found to be false, incorrect, incomplete or misleading when made, deemed to be made, or furnished, where, in all such cases, the consequences of such misrepresentation or breach of warranty could reasonably be expected to have a Material Adverse Effect;

  (d)
  any event shall occur or condition shall exist, and shall continue after the applicable grace period, if any, specified in any agreement or instrument relating to any indebtedness or liability (including Capital Lease Obligations and Contingent Liabilities) of the Borrower, any Guarantor, and or any Subsidiary of the Borrower or any Guarantor (other than Obligations) and the effect of such event or condition is to accelerate the maturity of such indebtedness or liability (including Capital Lease Obligations and Contingent Liabilities) of the Borrower, any Guarantor, and or any Subsidiary of the Borrower or any Guarantor which (except in respect of any such indebtedness or liability to the Lender) is outstanding in an aggregate principal amount exceeding $2,000,000, or any such indebtedness or liability (including Capital Lease Obligations and Contingent Liabilities) of the Borrower, any Guarantor, and or any Subsidiary of the Borrower or any Guarantor which (except in respect of any such indebtedness or liability to the Lender) is outstanding in an aggregate principal amount exceeding $2,000,000 shall be declared to be due and payable prior to the stated maturity thereof; provided, in each case, that it shall not be an Event of Default if the Borrower or applicable Guarantor or applicable Subsidiary is diligently contesting such acceleration or declaration in good faith by appropriate proceedings or has fully repaid the indebtedness accelerated or declared due;

  (e)
  the Borrower or any Guarantor admits in writing or by way of a public or press announcement its inability to pay its debts generally as they become due or otherwise acknowledges in writing or by way of a public or press announcement its insolvency;

  (f)
  the Borrower or any Guarantor institutes any proceeding, or takes any corporate action or executes any agreement, to authorize its participation in or commencement of, or consents to, acquiesces in, any proceeding:

  (i)
  seeking to adjudicate it a bankrupt or insolvent, or

  (ii)
  seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal or application with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation);

  (g)
  any proceeding is commenced against or affecting the Borrower or any Guarantor:

  (i)
  seeking to adjudicate it a bankrupt or insolvent;

  (ii)
  seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation); or

  (iii)
  seeking appointment of a receiver, trustee, agent, custodian or other similar official for it or for any Property or any substantial part of its properties and assets; and

    in each case, such proceeding is not being contested in good faith by appropriate proceedings or, if so contested, remains outstanding, undismissed and unstayed more than 45 days from the institution of such first mentioned proceeding; provided, in each case, the Borrower and any of the Guarantors remain current on their respective payroll obligations during such contest;

  (h)
  any creditor of the Borrower or any other Person shall privately appoint a receiver, trustee or similar official for any Property or any substantial part of the Borrower's properties and assets having a Replacement Cost greater than $10,000,000 and such appointment is not stayed and is not being contested in good faith by appropriate proceedings or, if so contested, such appointment is not terminated within 45 days from the original date of such appointment; provided, in each case, the Borrower and any of the Guarantors remain current on their respective payroll obligations during such contest;

  (i)
  any judgment or order for the payment of money in excess of $10,000,000 shall be rendered against the Borrower or any Guarantor which remains unsatisfied and (i) executions shall have been levied on any property of the Borrower or any Guarantor by or on behalf of any creditor in reliance on such judgment or order and (ii) there shall be any period during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

  (j)
  if, at any time after execution and delivery thereof, other than by reason of a wilful act or omission of the Lender, (i) any Loan Document ceases to be in full force and effect (ii) any Loan Document is declared by a court or tribunal of competent jurisdiction to be null and void; or (iii) the validity or enforceability of any Loan Document is contested by the Borrower or any Guarantor; or (iv) the Borrower or any Guarantor denies in writing that it has any or further liability or obligations under any Loan Document; or

  (k)
  except in connection with a transaction permitted under Section 7.2(d), the Borrower or any Guarantor ceases or threatens in writing or by way of public or press announcement to cease to carry on business in the ordinary course; or

  (l)
  any event shall occur or condition shall exist, and shall continue after the applicable grace period, if any, specified in any note or indenture relating to the Subordinated Debt, and the effect of such event or condition is to enable the holders of Subordinated Debt to accelerate the maturity of the Subordinated Debt (whether or not the Subordinated Debt is accelerated), or any Subordinated Debt shall be declared to be due and payable or the Borrower shall be required to repurchase any Subordinated Debt prior to the stated maturity thereof; or

  (m)
  a Material Adverse Change occurs; or

  (n)
  any event of default shall occur under any other obligation of the Borrower or any of its Subsidiaries to the Lender, including, without limitation, any Event of Default (as defined in the Gulfstream Construction Loan Agreement and/or the Remington Construction Loan Agreement).

9.2   Remedies Upon Default

        Upon the occurrence of any Event of Default, subject to any applicable cure period, the Lender may by notice given to the Borrower:

  (a)
  declare the unutilized portion of the Bridge Loan to be terminated (whereupon the Lender shall not be required to make any further Advances);

  (b)
  declare all Obligations to be immediately due and payable; and

  (c)
  take such actions and commence such proceedings as may be permitted at law or in equity at such times and in such manner as the Lender in its sole discretion may consider expedient,

all without, except as may be required by Applicable Law, any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action. The rights and remedies of the Lender hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Applicable Law.

9.3   Distributions

        During the occurrence and continuance of an Event of Default, all distributions under or in respect of any of the Loan Documents shall be held by the Lender on account of the Obligations without prejudice to any claim by the Lender for any deficiency after such distributions are received by the Lender, and the Borrower shall remain liable for any such deficiency. All such distributions may be applied to such part of the Obligations as the Lender may see fit in its sole discretion. The Lender may at any time change any such appropriation of any such distributions or other moneys received by the Lender and may reapply the same to any other part of the Obligations as the Lenders may from time to time in its sole discretion see fit, notwithstanding any previous application.

ARTICLE 10
GENERAL

10.1 Reliance and Non-Merger

        All covenants, agreements, representations and warranties of the Borrower made herein or in any other Loan Document or in any certificate or other document signed by any of its directors or officers and delivered by or on behalf of any of them pursuant hereto or thereto are material, shall be deemed to have been relied upon by the Lender notwithstanding any investigation heretofore or hereafter made by the Lender or Lender's Counsel or any employee or other representative of any of them and shall survive the execution and delivery of this Agreement and the other Loan Documents until there are no Loans outstanding and the Lenders shall have no further obligation to make Advances hereunder. For clarity, this Section 10.1 shall in no way affect the survival of those provisions of this Agreement or any Loan Document which by their terms are stated to survive termination of this Agreement.

10.2 Confidentiality

        The Lender will maintain on a confidential basis (except as otherwise permitted hereunder or as required by Applicable Law) all information relating to the Borrower and its Subsidiaries provided to it hereunder by and on behalf of the Borrower or any of its Subsidiaries or obtained in respect of any diligence conducted in respect hereof; provided, however, that this Section 10.2 shall not apply to any information which (i) was lawfully in the public domain at the time of communication to the Lender, (ii) lawfully enters the public domain through no fault of the Lender subsequent to the time of communication to the Lender, (iii) was lawfully in the possession of the Lender free of any obligation of confidence at the time of communication to the Lender, or (iv) was lawfully communicated to the Lender free of any obligation of confidence subsequent to the time of initial communication to the Lender.

10.3 No Set-Off

        To the fullest extent permitted by law, the Borrower and each of the Guarantors shall make all payments hereunder regardless of, but without prejudice to or otherwise releasing the Lender of or from, any liability, defense or counterclaim, including, without limitation, any defense or counterclaim based on any law, rule or policy which is now or hereafter promulgated by any Governmental Body which may adversely affect the Borrower's and each of the Guarantor's obligation to make, or the Lender's right to receive, such payments. The Borrower and each of the Guarantors grants to the Lender the right to set off all accounts, credits or balances owed by the Lender to the Borrower and/or any of the Guarantors against the aggregate amount of principal, interest, fees and other amounts due hereunder or under any other Loan Document when any such amount shall become due and payable, whether at maturity, upon acceleration of maturity thereof or otherwise.

10.4 Employment of Experts

        The Lender may, at any time and from time to time, at the Borrower's cost, retain and employ legal counsel, independent accountants and other experts in order to perform or assist it in the performance of its rights and powers under this Agreement, the other Loan Documents or the Intercreditor Agreements and will advise the Borrower at any time that it elects to do so.

10.5 Reliance by Lender

        The Lender shall be entitled to rely upon any schedule, certificate, statement, report, notice or other document or written communication (including any facsimile, telex or other means of electronic communication) of the Borrower believed by it to be genuine and correct.

10.6 Notices

        Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or by hand-delivery or courier as hereinafter provided. Any such notice, if delivered by courier, shall be deemed to be received on the next Banking Day after the date of delivery thereof, or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the day sent if sent prior to 2:00 p.m. (Toronto time) on any Banking Day or otherwise on the next succeeding Banking Day. Notice of change of address shall also be governed by this Section 10.6. Notices and other communications shall be addressed as follows:

  (a)
  if to the Borrower:

  Magna Entertainment Corp.
  337 Magna Drive
  Aurora, Ontario
  L4G 7K1

  Attention: Chief Financial Officer
  And Attention: Legal Department
  Facsimile number: (905) 726-7172

  (b)
  if to the Guarantors:

  MEC Pennsylvania Racing, Inc.
  Foster Plaza 9
  750 Holiday Drive
  Pittsburgh, PA
  15220

  Attention: Chief Financial Officer
  Facsimile number: (724) 229-7518

  Washington Trotting Association Inc.
  1209 Orange Street
  Wilmington, DE
  19801
  USA

  Attention: Chief Financial Officer
  Facsimile number: (724) 229-7518

  Mountain Laurel Racing, Inc.
  1209 Orange Street Wilmington, DE
  19801
  USA

  Attention: Chief Financial Officer
  Facsimile number: (724) 229-7518

  Pacific Racing Association
  1100 Eastshore Highway
  Albany, CA
  94710

  Attention: Chief Financial Officer
  Facsimile number: (510) 559-7465

  MEC Land Holdings (California) Inc.
  818 West Seventh Street
  Los Angeles, CA
  90017

  Attention: Chief Financial Officer
  Facsimile number: (510) 559-7465

  The Santa Anita Companies, Inc.
  1209 Orange Street
  Wilmington, DE
  19801
  USA

  Attention: Chief Financial Officer
  Facsimile number: (626) 821-1514

  Los Angeles Turf Club, Incorporated
  1209 Orange Street
  Wilmington, DE
  19801
  USA

  Attention: Chief Financial Officer
  Facsimile number: (626) 821-1514

  Gulfstream Park Racing Association, Inc.
  501 South Federal Hwy
  Hallandale, FL
  33009
  USA

  Attention: Chief Financial Officer
  Facsimile number: (954) 457-6497

  GPRA Thoroughbred Training Center Inc.
  1209 Orange Street
  Wilmington, DE
  19801
  USA

  Attention: Chief Financial Officer
  Facsimile number: (954) 457-6497

  SLRD Thoroughbred Training Center, Inc.
  1209 Orange Street
  Wilmington, DE
  19801
  USA

  Attention: Chief Financial Officer
  Facsimile number: (954) 457-6497

  MEC Dixon, Inc.
  1209 Orange Street
  Wilmington, DE
  19801
  USA

  Attention: Chief Financial Officer
  Facsimile number: (302) 655-5049

  Sunshine Meadows Racing Inc.
  1209 Orange Street
  Wilmington, DE
  19801
  USA

  Attention: Chief Financial Officer
  Facsimile number: (302) 655-5049

  in each case with a copy to:

  Magna Entertainment Corp.
  337 Magna Drive
  Aurora, Ontario
  L4G 7K1

  Attention: Chief Financial Officer
  And Attention: Legal Department
  Facsimile number: (905) 726-7172

  (c)
  if to the Lender:

  MID Islandi sf. Zug Branch
  Baererstrasse 16, CH-6304
  Zug Switzerland

  Attention: Thomas Schultheiss
  Branch Manager
  Facsimile number: +41 41725 2725

  with a copy to:

  MI Developments
  455 Magna Drive
  Aurora, Ontario
  L4G 7A9

  Attention: General Counsel
  Facsimile number: (905) 726-2095

10.7 Further Assurances

        Whether before or after the happening of an Event of Default, the Borrower shall at its own expense do, make, execute or deliver, or cause to be done, made, executed or delivered by its Subsidiaries or other Persons, all such further acts, documents and things in connection with the Bridge Loan and the Loan Documents as the Lender may reasonably require from time to time for the purpose of giving effect to the Loan Documents all within a reasonable period of time following the request of the Lender.

10.8 Assignment

        The Loan Documents shall enure to the benefit of the Lender, its successors and assigns, and shall be binding upon the Borrower and the Guarantors, and their respective successors and assigns. Neither the Borrower nor either of the Guarantors shall assign, sell, convey or otherwise transfer any of its rights or obligations under the Loan or the Loan Documents. The Lender, may assign, sell, convey, grant participations in, pledge, or otherwise transfer all or any part of its rights or obligations under the Loan and the Loan Documents as follows (each a "Permitted Lender Assignee"): (a) at any time, to any Affiliate of the Lender, without the Borrower's or the Guarantors' consent; (b) at any time during which an Event of Default has occurred and is continuing, to any third party, without the Borrower's or any Guarantor's consent; and (c) at any time, with the Borrower's consent, not to be unreasonably withheld. Any Permitted Lender Assignee shall provide written notice to the Borrower and the Guarantors of such assignment and its assumption of the obligations of the Lender hereunder and thereafter shall be entitled to the performance of all of the Borrower's and the Guarantors' agreements and obligations under the Loan and the Loan Documents and shall be entitled to enforce all the rights and remedies of the Lender under the Loan Documents, for the benefit of such Permitted Lender Assignee, as fully as if such Permitted Lender Assignee was herein by name specifically given such rights and remedies. Each of the Borrower and the Guarantors expressly agrees that it will assert no claims or defenses that it may have against the Lender against any Permitted Lender Assignee, except those specifically available under this Agreement. In the event that the Borrower or any Guarantor shall become directly liable for any additional charges or levies by any governmental or regulatory authority in consequence of the operation of this Section 10.8, the Borrower shall give the Lender notice thereof and thereafter the Lender shall indemnify the Borrower or the Guarantor, as applicable, in full for any such charges or levies. The Borrower and the Guarantors shall be given written notice of any such assignment. The Borrower and the Guarantors shall cooperate with and perform the reasonable requirements of the Permitted Lender Assignee, but the costs and expenses, including reasonable legal fees and disbursements relating directly to or arising directly out of any such assignment shall not be the expense of the Borrower or the Guarantors.

10.9 Disclosure of Information to Potential Permitted Lender Assignees

        The Borrower and the Guarantors agree that the Lender shall have the right (but shall be under no obligation) to make available to any potential Permitted Lender Assignee any and all information which the Lender may have pursuant to the Loan Documents, provided such disclosure is not in violation of any applicable securities laws, rules or regulations and such potential Permitted Lender Assignee enters into a typical and customary confidentiality agreement in favour of the Borrower and the Guarantors.

10.10 Right to Cure

        The Lender may from time to time, in its sole and absolute discretion (but shall have no obligation to do so), for the Borrower's account and at the Borrower's expense, pay any amount or do any act required of the Borrower or a Guarantor hereunder or required under the Loan Documents or requested by the Lender to preserve, protect, maintain or enforce any Loan, any of the Properties or any other Collateral, and which the Borrower or a Guarantor fails to pay or do or cause to be paid or done, including, without limitation, payment of insurance premiums, taxes or assessments, warehouse charge, finishing or processing charge, landlord's claim, and any other lien upon or with respect to the Properties or any other Collateral. Any payment made or other action taken by the Lender pursuant to this Section shall be without prejudice to any right to assert an Event of Default hereunder and to pursue the Lender's other rights and remedies with respect thereto.

10.11 Forbearance by the Lender Not a Waiver

        Any forbearance by the Lender in exercising any right or remedy under any of the Loan Documents, or otherwise afforded by Applicable Law, shall not be a waiver of or preclude the exercise of any right or remedy. The Lender's acceptance of payment of any sum secured by any of the Loan Documents after the due date of such payment shall not be a waiver of the Lender's right to either require prompt payment when due of all other sums so secured or to declare a default for failure to make prompt payment. The procurement of insurance or the payment of taxes or other liens or charges by the Lender shall not be a waiver of the Lender's right to accelerate the maturity of the Bridge Loan, nor shall the Lender's receipt of any awards, proceeds or damages operate to cure or waive the Borrower's or any of the Guarantors' default in payment or sums secured by any of the Loan Documents. With respect to all Loan Documents, only waivers made in writing by the Lender shall be effective against the Lender.

10.12 Waiver of Statute of Limitations and Other Defenses

        The Borrower and Guarantors hereby waive the right to assert any statute of limitations or any other defense as a bar to the enforcement of the lien created by any of the Loan Documents or to any action brought to enforce any obligation secured by any of the Loan Documents.

10.13 Relationship

        The relationship between the Lender and the Borrower and the Guarantors shall be that of creditor-debtor only. No term in this Agreement or in the other Loan Documents, nor any shareholder or other Affiliate relationship between the parties, and no course of dealing between the parties shall be deemed to create any relationship of agency, partnership or joint venture or any fiduciary duty by the Lender to any other party.

10.14 Time of Essence

        Time is of the essence of this Agreement and each of the other Loan Documents and the performance of each of the covenants and agreement contained herein and therein.

10.15 Service of Process/Venue

        The Borrower and each Guarantor hereby consents to service of process, and to be sued, in the State of New York and consents to the jurisdiction of the state and federal courts where the Properties are located as well as the jurisdiction of all courts from which an appeal may be taken from such courts, for the purpose of any suit, or other proceeding arising out of any of their obligations hereunder, and expressly waive any and all objections they may have as to venue in any such courts. Further, in the Lender's sole and absolute discretion, suits to enforce this Agreement or in any way relating to the subject matter of this Agreement may be brought by the Lender in any court located within the State or County where any of the Properties is located or in the United States District Court having jurisdiction over all or any portion of the Properties.

10.16 Jury Trial Waiver

        THE BORROWER, THE GUARANTORS AND THE LENDER HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS AGREEMENT AND THE BUSINESS RELATIONSHIP THAT IS BEING ESTABLISHED. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY THE BORROWER, THE GUARANTORS AND THE LENDER, THE BORROWER AND EACH GUARANTOR ACKNOWLEDGES THAT NEITHER THE LENDER NOR ANY PERSON ACTING ON BEHALF OF THE LENDER HAS MADE ANY REPRESENTATIONS OF FACT TO INCLUDE THIS WAIVER OF TRIAL BY JURY OR HAS TAKEN ANY ACTIONS WHICH IN ANY WAY MODIFY OR NULLIFY ITS EFFECT. THE BORROWER, EACH GUARANTOR AND THE LENDER ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH OF THEM HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH OF THEM WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RELATED FUTURE DEALINGS. THE BORROWER, EACH GUARANTOR AND LENDER FURTHER ACKNOWLEDGE THAT THEY HAVE BEEN REPRESENTED (OR HAVE HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL.

10.17 Final Agreement/Modification

        This Agreement, together with the other Loan Documents is intended as the final expression of the agreement between the Borrower, the Guarantors and the Lender. All prior discussions, negotiations and agreements are of no further force and effect. This Agreement can be modified only in writing executed by all parties and the written agreement may not be contradicted by any evidence of any alleged oral agreement.

10.18 Continuing Agreement

        This Agreement shall in all respects be a continuing agreement and shall remain in full force and effect (notwithstanding, without limitation, the death, incompetency or dissolution of any of the Borrower or any of the Guarantors).

10.19 No Third Party Beneficiaries

        This Agreement, the Security and the other Loan Documents are made for the sole benefit of the Lender, the Borrower and the Guarantors, and no other party shall have any legal interest of any kind under or by reason of any of the foregoing. Whether or not the Lender elects to employ any or all the rights, powers or remedies available to it under any of the foregoing, the Lender shall have no obligation or liability of any kind to any third party by reason of any of the foregoing or any of the Lender's actions or omissions pursuant thereto or otherwise in connection with this transaction.

10.20 No Brokers

        Each of the Borrower and the Guarantors, on the one hand, and the Lender on the other hand, warrants and represents to the other that it has not employed any broker or agent in connection with the transaction contemplated hereby. Each of the Borrower and the Guarantors, on the one hand, and the Lender on the other hand, shall indemnify and hold the other harmless from any loss or cost suffered or incurred by it as a result of any commission owed to any broker or agent claiming a commission due as a result of representing such party (or any of its Affiliates) with respect hereto.

10.21 Execution in Counterparts

        This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

10.22 Contribution by Guarantors with Respect to Obligations.

        To the extent that any Guarantor shall make a payment (a "Guarantor Payment") under its Guarantee and Indemnity given in connection with this Agreement, which, taking into account all other Guarantor Payments then previously or concurrently made by any other Guarantor, exceeds the amount which otherwise would have been paid by or attributable to such Guarantor if each Guarantor had paid the aggregate Obligations satisfied by such Guarantor Payment in the same proportion as such Guarantor's "Allocable Amount" (as defined below) (as determined immediately prior to such Guarantor Payment) bore to the aggregate Allocable Amounts of each of the Guarantors as determined immediately prior to the making of such Guarantor Payment, then, following irrevocable payment in full in cash of the Guarantor Payment and the Obligations, and termination of this Agreement, such Guarantor shall be entitled to receive contribution and indemnification payments from, and be reimbursed by, each other Guarantor for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Guarantor Payment.

        As of any date of determination, the "Allocable Amount" of any Guarantor shall be equal to the maximum amount of the claim which could then be recovered from such Guarantor under its Guarantee and Indemnity given in connection with this Agreement without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law.

        This Section 10.22 is intended only to define the relative rights of the Guarantors, and nothing set forth in this Section 10.22 is intended to or shall impair the obligations of the Guarantors, jointly and severally, to pay any amounts as and when the same shall become due and payable in accordance with the terms of the respective Guarantees and Indemnity given by each of them in connection with this Agreement.

        The parties hereto acknowledge that the rights of contribution and indemnification hereunder shall constitute assets of the Guarantor or Guarantors to which such contribution and indemnification is owing.

        The rights of the indemnifying Guarantors against other Guarantors under this Section 10.22 shall be exercisable only upon the full and irrevocable payment of the Obligations in cash and the termination of this Agreement, including, without limitation, the termination of the Loan commitment hereunder.

10.23 Successors and Assigns Bound; Joint and Several Liability; Agents; and Captions

        The covenants and agreements contained in the Loan Documents shall bind, and the rights thereunder shall inure to, the respective permitted successors and assigns of the Lender, the Borrower and the Guarantors, subject to the provisions of this Agreement. Subject to Section 10.22, all covenants and agreements of the Borrower and the Guarantors shall be joint and several. In exercising any rights under the Loan Documents or taking any actions provided for therein, the Lender may act through its employees, agents or independent contractors as authorized by the Lender.

10.24 Loss of Borrower Note

        Upon notice from the Lender of the loss, theft, or destruction of the Borrower Note and upon receipt of an indemnity reasonably satisfactory to the Borrower from the Lender, or in the case of mutilation of the Borrower Note, upon surrender of the mutilated Borrower Note, the Borrower shall make and deliver a new note of like tenor in lieu of the then to be superseded Borrower Note.

10.25 Acknowledgment

        THE BORROWER AND EACH GUARANTOR ACKNOWLEDGES THAT IT HAS THOROUGHLY READ AND REVIEWED THE TERMS AND PROVISIONS OF THIS AGREEMENT, THE ATTACHED SCHEDULES AND THE LOAN DOCUMENTS AND IS FAMILIAR WITH THE TERMS OF SAME; THAT THE TERMS AND PROVISIONS CONTAINED IN THIS AGREEMENT HAVE BEEN THOROUGHLY READ BY THE BORROWER AND EACH GUARANTOR AND ARE CLEARLY UNDERSTOOD AND FULLY AND UNCONDITIONALLY CONSENTED TO BY THE BORROWER AND EACH GUARANTOR. THE BORROWER AND EACH GUARANTOR HAS HAD FULL BENEFIT AND ADVICE OF COUNSEL OF ITS SELECTION, IN REGARD TO UNDERSTANDING THE TERMS, MEANING, AND EFFECTS OF THIS AGREEMENT. THE BORROWER AND EACH GUARANTOR FURTHER ACKNOWLEDGES THAT ITS EXECUTION OF THIS AGREEMENT AND THE LOAN DOCUMENTS IS DONE FREELY, VOLUNTARILY AND WITH FULL KNOWLEDGE, AND WITHOUT DURESS, AND THAT IN EXECUTING THIS AGREEMENT AND THE LOAN DOCUMENTS, THE BORROWER AND EACH GUARANTOR HAS RELIED ON NO OTHER REPRESENTATIONS, EITHER WRITTEN OR ORAL, EXPRESS OR IMPLIED, MADE TO IT BY ANY OTHER PARTY TO THE AGREEMENT; AND THAT THE CONSIDERATION RECEIVED BY THE BORROWER AND EACH GUARANTOR UNDER THIS AGREEMENT AND THE LOAN DOCUMENTS AND HAS BEEN ACTUAL AND ADEQUATE.

10.26 Certain Provisions relating to The Meadows Guarantors

        The provisions of this Agreement with respect to each of The Meadows Guarantors, as Guarantors, will not be operative unless approved by The State Harness Racing Commission of Pennsylvania under 58 Pa. Code Section 185.22. Each of The Meadows Guarantors covenants that they will promptly seek such approval, and further covenants that they will not take any act (or omit to take any act) that disqualifies them from applying, obtaining, maintaining or receiving a license under the Pennsylvania Race Horse Development and Gaming Act, 4 Pa. C.S.A. Sections 1101-1904 (2004) or related regulations as in effect from time to time.

        [Intentionally Left Blank]

        IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above.

MAGNA ENTERTAINMENT CORP., as Borrower
by:	/s/ Blake Tohana
Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour
Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

MEC PENNSYLVANIA RACING, INC.
by:	/s/ Blake Tohana
Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour
Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

WASHINGTON TROTTING ASSOCIATION, INC.
by:	/s/ Blake Tohana
Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour
Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

MOUNTAIN LAUREL RACING, INC.
by:	/s/ Blake Tohana
Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour
Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

PACIFIC RACING ASSOCIATION
by:	/s/ Blake Tohana
Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour
Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

MEC LAND HOLDINGS (CALIFORNIA) INC.
by:	/s/ Blake Tohana
Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour
Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

THE SANTA ANITA COMPANIES, INC.
by:	/s/ Blake Tohana
Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour
Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

LOS ANGELES TURF CLUB, INCORPORATED
by:	/s/ Blake Tohana
Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour
Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

GULFSTREAM PARK RACING ASSOCIATION, INC.
by:	/s/ Blake Tohana
Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour
Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

SLRD THOROUGHBRED TRAINING CENTER, INC.
by:	/s/ Blake Tohana
Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour
Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

MEC DIXON, INC.
by:	/s/ Blake Tohana
Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour
Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

GPRA THOROUGHBRED TRAINING CENTER, INC.
by:	/s/ Blake Tohana
Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour
Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

SUNSHINE MEADOWS RACING INC.
by:	/s/ Blake Tohana
Name: Blake Tohana Title: Executive Vice President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour
Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

MID ISLANDI SF., acting through its Zug Branch
by:	/s/ Thomas Schultheiss
Name: Thomas Schultheiss Title: Branch Manager
by:	/s/ Herta Kessler
Name: Herta Kessler Title: Branch Manager
We have authority to bind the Corporation.

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BRIDGE LOAN AGREEMENT
TABLE OF CONTENTS
LOAN AGREEMENT
ARTICLE 1 INTERPRETATION
ARTICLE 2 BRIDGE LOAN
ARTICLE 3 GENERAL PROVISIONS RELATING TO THE BRIDGE LOAN
ARTICLE 4 ADDITIONAL CONDITIONS PRECEDENT TO ADVANCES UNDER TRANCHE 2 AND TRANCHE 3
ARTICLE 5 INTEREST AND FEES
ARTICLE 6 REPRESENTATIONS AND WARRANTIES
ARTICLE 7 COVENANTS
ARTICLE 9 EVENTS OF DEFAULT AND REMEDIES
ARTICLE 10 GENERAL